FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February, 2022
Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No  ☒

BANCO SANTANDER, S.A.
________________________

TABLE OF CONTENTS

Part 1. January - December 2021 Financial Report	3

Financial Report 2021

January - December

Santander

January - December	2021

This report was approved by the Board of Directors on 1 February 2022, following a favourable report from the Audit Committee. Important information regarding this report can be found on pages 87 and 88.

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix

Key consolidated data

BALANCE SHEET (EUR million)	Dec-21	Sep-21%		Dec-21	Dec-20%		Dec-19
Total assets	1,595,835	1,578,295	1.1	1,595,835	1,508,250	5.8	1,522,695
Loans and advances to customers	972,682	958,311	1.5	972,682	916,199	6.2	942,218
Customer deposits	918,344	909,034	1.0	918,344	849,310	8.1	824,365
Total funds	1,153,656	1,140,322	1.2	1,153,656	1,056,127	9.2	1,050,765
Total equity	97,053	95,624	1.5	97,053	91,322	6.3	110,659
Note: Total funds includes customer deposits, mutual funds, pension funds and managed portfolios

INCOME STATEMENT (EUR million)	Q4'21	Q3'21%		2021	2020	%	2019
Net interest income	8,716	8,458	3.1	33,370	31,994	4.3	35,283
Total income	11,778	11,931	(1.3)	46,404	44,279	4.8	49,229
Net operating income	6,141	6,530	(6.0)	24,989	23,149	7.9	25,949
Profit before tax	3,831	3,802	0.8	14,547	(2,076)	—	12,543
Attributable profit to the parent	2,275	2,174	4.6	8,124	(8,771)	—	6,515
Changes in constant euros:
Q4'21 / Q3'21: NII: +3.6%; Total income: -0.8%; Net operating income: -5.3%; Profit before taxes: +1.4%; Attributable profit: +5.1%
2021 / 2020: NII: +7.1%; Total income: +7.7%; Net operating income: +12.0%; Profit before taxes: -/+; Attributable profit: -/+

EPS, PROFITABILITY AND EFFICIENCY (%)	Q4'21	Q3'21%		2021	2020	%	2019
EPS (euros) (2)	0.124	0.117	6.7	0.438	(0.538)	—	0.347
RoE	10.60	10.16		9.66	(9.80)		6.62
RoTE	13.10	12.56		11.96	1.95		11.44
RoA	0.67	0.65		0.62	(0.50)		0.54
RoRWA	1.85	1.76		1.69	(1.33)		1.33
Efficiency ratio	47.9	45.3		46.2	47.0		47.0

UNDERLYING INCOME STATEMENT (1) (EUR million)	Q4'21	Q3'21%		2021	2020	%	2019
Net interest income	8,716	8,458	3.1	33,370	31,994	4.3	35,283
Total income	11,778	11,931	(1.3)	46,404	44,600	4.0	49,494
Net operating income	6,141	6,530	(6.0)	24,989	23,633	5.7	26,214
Profit before tax	3,828	3,804	0.6	15,260	9,674	57.7	14,929
Attributable profit to the parent	2,275	2,174	4.6	8,654	5,081	70.3	8,252
Changes in constant euros:
Q4'21 / Q3'21: NII: +3.6%; Total income: -0.8%; Net operating income: -5.3%; Profit before taxes: +1.3%; Attributable profit: +5.1%
2021 / 2020: NII: +7.1%; Total income: +6.9%; Net operating income: +9.4%; Profit before taxes: +64.5%; Attributable profit: +77.8%

UNDERLYING EPS AND PROFITABILITY (1) (%)	Q4'21	Q3'21%		2021	2020	%	2019
Underlying EPS (euros) (2)	0.124	0.117	6.8	0.468	0.262	79.1	0.449
Underlying RoE	10.60	10.16		10.29	5.68		8.38
Underlying RoTE	13.09	12.56		12.73	7.44		11.79
Underlying RoA	0.67	0.65		0.65	0.40		0.65
Underlying RoRWA	1.85	1.76		1.78	1.06		1.61

January - December 2021	3

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix

SOLVENCY (%)	Dec-21	Sep-21	Dec-21	Dec-20	Dec-19
Fully-loaded CET1	12.12	11.85	12.12	11.89	11.41
Fully-loaded total capital ratio	16.41	15.82	16.41	15.73	14.78

CREDIT QUALITY (%)	Q4'21	Q3'21	2021	2020	2019
Cost of credit (3)	0.77	0.90	0.77	1.28	1.00
NPL ratio	3.16	3.18	3.16	3.21	3.32
Total coverage ratio	71	74	71	76	68

MARKET CAPITALIZATION AND SHARES	Dec-21	Sep-21%		Dec-21	Dec-20%		Dec-19
Shares (millions)	17,341	17,341	0.0	17,341	17,341	—	16,618
Share price (euros) (2)	2.941	3.137	(6.2)	2.941	2.538	15.9	3.575
Market capitalisation (EUR million)	50,990	54,389	(6.2)	50,990	44,011	15.9	61,986
Tangible book value per share (euros) (2)	4.12	3.99		4.12	3.79		4.18
Price / Tangible book value per share (X) (2)	0.71	0.79		0.71	0.67		0.86

CUSTOMERS (thousands)	Q4'21	Q3'21%		2021	2020	%	2019
Total customers	152,862	152,365	0.3	152,862	148,256	3.1	144,795
Loyal customers	25,448	24,687	3.1	25,448	22,838	11.4	21,556
Loyal retail customers	23,311	22,587	3.2	23,311	20,901	11.5	19,762
Loyal SME & corporate customers	2,137	2,100	1.8	2,137	1,938	10.3	1,794
Digital customers	47,443	46,623	1.8	47,443	42,362	12.0	36,817
Digital sales / Total sales (%)	55	57		54	44		36

OTHER DATA	Dec-21	Sep-21%		Dec-21	Dec-20%		Dec-19
Number of shareholders	3,936,922	3,817,454	3.1	3,936,922	4,018,817	(2.0)	3,986,093
Number of employees	197,070	193,303	1.9	197,070	191,189	3.1	196,419
Number of branches	9,879	9,904	(0.3)	9,879	11,236	(12.1)	11,952

(1) In addition to financial information prepared in accordance with International Financial Reporting Standards (IFRS) and derived from our consolidated financial statements, this report contains certain financial measures that constitute alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures, including the figures related to “underlying” results, which do not include the items recorded in the separate line of “net capital gains and provisions”, above the line of attributable profit to the parent. Further details are provided in the “Alternative performance measures” section of the annex to this report.

For further details of the APMs and non-IFRS measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the annual consolidated financial statements prepared under IFRS, please see our 2020 Annual Financial Report, published in the CNMV on 23 February 2021, our 20-F report for the year ending 31 December 2020 filed with the SEC in the United States on 26 February 2021, as updated by the Form 6-K filed with the SEC on 14 April 2021 in order to reflect our new organizational and reporting structure, as well as the “Alternative performance measures” section of the annex to this report.

(2) December 2019 data adjusted for the capital increase in December 2020.
(3) Allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers over the last 12 months.

4	January - December 2021

Key consolidated data Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix

Our business model is based on three pillars

1. Our scale Local scale and leadership. Worldwide reach through our global businesses	2. Customer focus Unique personal banking relationships strengthen customer loyalty	3. Diversification Our geographic and business diversification makes us more resilient under adverse circumstances
•Geographic diversification[3] balanced between mature and emerging markets total customers in Europe and the Americas

•Business diversification between customer segments (individuals, SMEs, mid-market companies and large corporates)
1. Market share in lending as of September 2021 including only privately-owned banks. UK benchmark refers to the mortgage market. Digital Consumer Bank (DCB) refers to auto in Europe.	2. NPS – internal benchmark of individual customers' satisfaction audited by Stiga / Deloitte.	3. 2021 underlying attributable profit by region. Operating areas excluding Corporate Centre.

Our corporate culture
The Santander Way remains unchanged to continue to deliver for all our stakeholders

Our purpose To help people and businesses prosper.

Our aim To be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities.

Our how Everything we do should be Simple, Personal and Fair.

January - December 2021	5

Key consolidated data Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Group performance

HIGHLIGHTS OF THE PERIOD
▶    In the quarter, the strength of our model enabled us to earn a profit of EUR 2,275 million, ending each quarter with an underlying profit exceeding EUR 2 billion, in an environment marked by the recovery of activity in all regions.
▶    In applying the shareholder remuneration policy for 2021, the Bank paid an interim cash dividend against 2021 results totalling EUR 4.85 cents per share. Additionally, a share buyback programme was carried out for a total of EUR 841 million, acquiring 259,930,273 own shares, equivalent to 1.499% of share capital.
The reduction in share capital via the redemption of shares is expected to be submitted for approval at the 2022 Annual General Meeting (AGM).
In accordance with the current policy of total remuneration of approximately 40% of underlying profit, split equally between cash dividends and share buybacks, the board will make a proposal regarding the remaining shareholder remuneration against 2021 results to the AGM, the final terms of which will be disclosed when the AGM is called.

GROWTH
▶    Digital adoption continued to be key, as we already have more than 47 million digital customers (+12% year-on-year). In 2021, 54% of sales were made through digital channels (44% in 2020).
▶    Loyal customers exceeded 25 million, 11% higher year-on-year.
▶    Business volumes grew at a healthy pace in a context of normalization. In this environment, and excluding the exchange rate impact, loans and advances to customers rose nearly EUR 13 billion (+1%) in the quarter and 4% year-on-year. Customer funds were up by close to EUR 14 billion, +1% in the quarter and +7% year-on-year.

PROFITABILITY
▶    Attributable profit amounted to EUR 2,275 million in Q4'21, with no net results recorded in the net capital gains and provisions line. Compared to the previous quarter, profit was 5% higher (+5% in constant euros).
▶    2021 attributable profit was EUR 8,124 million. Excluding the EUR 530 million charge recorded in Q1'21 from restructuring costs, underlying attributable profit stood at EUR 8,654 million, 70% higher than in 2020 (+78% in constant euros), underpinned by the positive performance across regions, Digital Consumer Bank (DCB) and the global businesses.
▶    These results were reflected in higher profitability: underlying RoTE of 12.7% (7.4% in 2020), underlying RoRWA was 1.78% (1.06% in 2020) and underlying earnings per share of EUR 0.468 (EUR 0.262 in 2020).

STRENGTH
▶    Cost of credit further improved to 0.77% (1.28% in FY'20 and 0.90% in September 2021). Total loan-loss reserves reached EUR 23,698 million and coverage was 71%.
▶    The fully-loaded CET1 ratio was 12.12% at year end, with organic generation of 42 bps in the quarter. We also recorded regulatory impacts (-2 bps), markets and others (-9 bps) and corporate transactions (-4 bps). The phased-in CET1 ratio rose to 12.51%. Including acquisition of SCUSA minority interest (-8 bps) which closed on 31 January 2022 and the announced acquisition of Amherst Pierpont (-8 bps) which is subject to completion, regulatory approval and other conditions, the fully-loaded CET1 ratio would stand at 11.96% and the phased-in ratio at 12.35%.
▶    TNAV per share was EUR 4.12 in December, a 3% increase quarter-on-quarter and a 11% increase year-on-year (including the cash dividends paid in the last 12 months).

6	January - December 2021

Key consolidated data Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Income statement

GRUPO SANTANDER RESULTS

Grupo Santander. Summarized income statement
EUR million
			Change				Change
	Q4'21	Q3'21%		% excl. FX	2021	2020	%	% excl. FX
Net interest income	8,716	8,458	3.1	3.6	33,370	31,994	4.3	7.1
Net fee income (commission income minus commission expense)	2,692	2,641	1.9	3.0	10,502	10,015	4.9	8.1
Gains or losses on financial assets and liabilities and exchange differences (net)	343	326	5.2	7.2	1,563	2,187	(28.5)	(26.5)
Dividend income	109	95	14.7	15.4	513	391	31.2	31.5
Share of results of entities accounted for using the equity method	137	132	3.8	4.2	432	(96)	—	—
Other operating income / expenses	(219)	279	—	—	24	(212)	—	—
Total income	11,778	11,931	(1.3)	(0.8)	46,404	44,279	4.8	7.7
Operating expenses	(5,637)	(5,401)	4.4	4.6	(21,415)	(21,130)	1.3	3.1
Administrative expenses	(4,945)	(4,718)	4.8	5.0	(18,659)	(18,320)	1.9	3.6
Staff costs	(3,011)	(2,767)	8.8	9.0	(11,216)	(10,783)	4.0	5.8
Other general administrative expenses	(1,934)	(1,951)	(0.9)	(0.6)	(7,443)	(7,537)	(1.2)	0.5
Depreciation and amortization	(692)	(683)	1.3	1.8	(2,756)	(2,810)	(1.9)	(0.3)
Provisions or reversal of provisions	(808)	(516)	56.6	58.3	(2,814)	(2,378)	18.3	22.9
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	(1,407)	(2,196)	(35.9)	(35.4)	(7,407)	(12,382)	(40.2)	(38.4)
Impairment on other assets (net)	(97)	(4)	—	—	(231)	(10,416)	(97.8)	(97.8)
Gains or losses on non financial assets and investments, net	10	(9)	—	—	53	114	(53.5)	(53.0)
Negative goodwill recognized in results	—	—	—	—	—	8	(100.0)	(100.0)
Gains or losses on non-current assets held for sale not classified as discontinued operations	(8)	(3)	166.7	68.3	(43)	(171)	(74.9)	(75.2)
Profit or loss before tax from continuing operations	3,831	3,802	0.8	1.4	14,547	(2,076)	—	—
Tax expense or income from continuing operations	(1,169)	(1,251)	(6.6)	(5.5)	(4,894)	(5,632)	(13.1)	(10.8)
Profit from the period from continuing operations	2,662	2,551	4.4	4.7	9,653	(7,708)	—	—
Profit or loss after tax from discontinued operations	—	—	—	—	—	—	—	—
Profit for the period	2,662	2,551	4.4	4.7	9,653	(7,708)	—	—
Attributable profit to non-controlling interests	(387)	(377)	2.7	2.7	(1,529)	(1,063)	43.8	47.7
Attributable profit to the parent	2,275	2,174	4.6	5.1	8,124	(8,771)	—	—

EPS (euros)	0.124	0.117	6.7		0.438	(0.538)	—
Diluted EPS (euros)	0.124	0.116	6.7		0.436	(0.538)	—

Memorandum items:
Average total assets	1,599,889	1,575,975	1.5		1,563,899	1,537,552	1.7
Average stockholders' equity	85,844	85,608	0.3		84,133	89,459	(6.0)

January - December 2021	7

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Income statement

Executive summary

Profit (2021 vs.2020)		Performance (2021 vs. 2020). In constant euros

Strong profit growth across regions and businesses		Higher underlying profit driven by total income, cost control and lower provisions
Attributable profit	Underlying attrib. profit	Total income	Costs		Provisions
EUR 8,124 mn	EUR 8,654 mn
-EUR 8,771 mn in 2020	EUR 5,081 mn in 2020	+6.9%	+4.1%		-37.1%

Efficiency		Profitability

The Group's efficiency ratio improved strongly, mainly driven by Europe		Strong profitability improvement compared to 2020.
Group	Europe	RoTE	Underlying RoTE	RoRWA	Underlying RoRWA
46.2%	51.0%	12.0%	12.7%	1.69%	1.78%
▼ 0.8 pp vs 2020	▼ 5.4 pp vs 2020	▲ 10.0 pp	▲ 5.3 pp	▲ 3.0 pp	▲ 0.7 pp
Changes vs. 2020

è Results performance compared to 2020
The Group presents, both at the total level and for each of the business units, the real changes in euros produced in the income statement, as well as variations excluding the exchange rate effect (FX), on the understanding that the latter provide a better analysis of the Group’s management. For the Group as a whole, exchange rates had a negative impact of -3 pp in revenue and -2 pp in costs.
▶ Total income
Total income of EUR 46,404 million in 2021, up 5% year-on-year. If the FX impact is excluded, total income increased 8%, with growth in all regions and main countries, except Mexico.
These results show the strength provided by our geographic and business diversification. Net interest income and net fee income accounted for 95% of total income. By line:
•Net interest income amounted to EUR 33,370 million, 4% higher compared to 2020. Stripping out the exchange rate impact, growth was 7%, mainly due to higher credit and deposit volumes together with the lower cost of deposits. This was partially offset by lower revenue due to even lower interest rates in the majority of our markets.

Net interest income
EUR million
constant euros
By country, and at constant exchange rates, the UK increased (+22%) due to the management of liability costs (1|2|3 current account) and greater volumes (mainly mortgages), Brazil (+13%) due to higher volumes, Chile (+10%) from margin and inflation management, Poland (+4%) due to the pick up in interest rates in recent months, while Spain increased only slightly (+1%), due to spreads management.
The US decreased slightly, mainly due to the disposals in previous quarters (Puerto Rico and the Bluestem portfolio). Excluding the impact of these disposals, net interest income would have increased 5%. Declines in Mexico (-2%) due to lower average interest rates and ALCO portfolio sales in 2020 and Portugal also fell, driven by lower interest rates in 2021.
•Net fee income rose 5% year-on-year to EUR 10,502 million. Excluding the exchange rate impact, it was 8% higher, showing recovery from the lows in Q2'20.
Transactional fees were affected by lower activity in early 2021, while fees relating to card turnover and points of sale increased (+26% and +38%, respectively). Fees generated from our asset management and insurance business as well as SCIB increased at double digits, demonstrating the strength of fees from value-added products and services.

Net fee income
EUR million
constant euros

8	January - December 2021

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Income statement
Santander Corporate & Investment Banking increased 16% due to the strong growth in markets and performance in investment banking. Wealth Management & Insurance grew 12% including fees ceded to the branch network. Together, both businesses accounted for close to 50% of the Group’s total (SCIB: 17%; WM&I: 32%).
By region, Europe was up 9%, supported by growth in all countries except the UK (mainly due to regulatory changes in April 2020 affecting overdrafts). North America decreased 1%, affected by the disposals in the US. Excluding them, growth both in the region and the US would have been 6%. Mexico increased 6% driven by transactional fees and South America was up 13% driven by all countries.
•Gains on financial transactions, accounted for 3% of total income and was 29% lower at EUR 1,563 million (-27% excluding the exchange rate impact). This was mainly driven by decreases in Spain (-29%), Mexico (-47%), Brazil (-12%), Chile (-25%) and the Corporate Centre and affected by the positive impact of FX hedging, portfolio sales and greater market volatility in 2020.
•Dividend income was EUR 513 million, 31% higher than in 2020 (+32% excluding the exchange rate effect), recovering some income that was affected by the decrease, delay or cancellation of dividend payments due to the pandemic, especially in Europe.
•The results of entities accounted for using the equity method rose to EUR 432 million, due to the greater contribution from group entities.
•Other operating income recorded a gain of EUR 24 million compared to a loss of EUR 212 million in 2020 due to higher results obtained in insurance and leasing. In 2021, contributions made to the Single Resolution Fund (SRF) in the second quarter and to the Deposit Guarantee Fund (DGF) in the fourth remained stable.

Total income
EUR million
constant euros

▶ Costs
Operating costs amounted to EUR 21,415 million, 1% higher than 2020. Excluding the exchange rate impact, costs rose 3% due to the general increase in inflation in 2021 and investments in technological and digital developments, including PagoNxt. In real terms (excluding the impact of inflation) costs fell 2%.
The efficiency ratio was 46.2%, having improved 0.8 pp on 2020 and 2019, mainly driven by Europe. As such, we remained one of the most efficient global banks in the world.
We continue to make structural changes to reduce costs while improving customer satisfaction. At the same time, some businesses are migrating to regional platforms and simplifying products and services.
The cost trends by region and market in constant euros were as follows:
•In Europe, costs were down 0.2% in nominal terms, -3% in real terms (excluding average inflation), as we continued with our cost reduction plan. In real terms, Spain was down 11%, the UK -4% and Portugal -6% while Poland increased 3% due to greater personnel costs. As a result, the region's efficiency ratio stood at 51.0%, a year-on-year decrease of 5.4 pp.
•In North America, costs increased 8%. In real terms, they increased 3% due to investments in digitalization, the 3% rise in the US and the 2% decrease in Mexico. The efficiency ratio was 45.2%.
•In South America, higher costs (+8%) were significantly distorted by soaring inflation in Argentina. In real terms, costs fell 5% in the region: Brazil -8%, Chile 0% and Argentina -5%. The efficiency ratio in South America was 35.0%, a 1 percentage point decline compared to 2020.
•Lastly, costs in Digital Consumer Bank increased 3% mainly due to perimeter effects and digital transformation investments. In real terms, costs were flat. Efficiency was stable at 45.0%.

Operating expenses
EUR million
constant euros

January - December 2021	9

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Income statement
▶ Provisions or reversal of provisions
Provisions (net of provisions reversals) amounted to EUR 2,814 million (EUR 2,378 million in 2020). This item includes the charges for restructuring costs, as well as charges related to CHF mortgages in Poland and Digital Consumer Bank (EUR 319 million in 2021).
▶ Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss (net) was EUR 7,407 million compared to EUR 12,382 million in 2020, a 40% decrease year-on-year in euros and -38% in constant currency terms.
This decrease was mainly due to the elevated level of additional loan-loss provisions in 2020, based on the IFRS 9 forward-looking view and the collective and individual assessments to reflect expected credit losses arising from covid-19. In 2021, approximately EUR 750 million of these provisions were released.
▶ Impairment on other assets (net)
The impairment on other assets (net) stood at EUR 231 million, compared to EUR 10,416 million in 2020 due to the valuation adjustment to goodwill of -EUR 10,100 million in the second quarter.

Net loan-loss provisions
EUR million
constant euros

▶ Gains or losses on non-financial assets and investments (net)
This line item recorded EUR 53 million in 2021, compared to EUR 114 million in 2020.
▶ Negative goodwill recognized in results
Nothing was recorded in this line in 2021 (EUR 8 million in 2020).
▶ Gains or losses on non-current assets held for sale not classified as discontinued operations
This item, which mainly includes impairment of foreclosed assets recorded and the sale of properties acquired upon foreclosure, totalled -EUR 43 million in 2021, compared to -EUR 171 million in 2020.
▶ Profit before tax
Profit before tax was EUR 14,547 million in 2021, compared to
-EUR 2,076 million in 2020, affected by the adjustment in the valuation of goodwill. The results in 2021 were favoured by the rebound in revenue and lower provisions.
▶ Income tax
Total corporate income tax was EUR 4,894 million (EUR 5,632 million in 2020, which included the -EUR 2,500 million valuation adjustment to deferred tax assets).
▶ Attributable profit to non-controlling interests
Attributable profit to non-controlling interests amounted to EUR 1,529 million, up 44% year-on-year (+48% excluding the exchange rate impact).
▶ Attributable profit to the parent
Attributable profit to the parent amounted to EUR 8,124 million in 2021, compared to a loss of EUR 8,771 million in 2020.
RoTE stood at 11.96% (1.95% in 2020), RoRWA of 1.69% (-1.33% in 2020) and earnings per share stood at EUR 0.438 (-EUR 0.538 in 2020). These three profitability metrics also improved compared to 2019.

10	January - December 2021

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Income statement
▶ Underlying attributable profit to the parent
Attributable profit to the parent recorded in 2021 and 2020 was affected by results that are outside the ordinary course of our business and distort the year-on-year comparison, and are detailed below:
•In 2021, these results totalled -EUR 530 million for restructuring costs, fully recorded in Q1'21, mainly in the UK and Portugal.
•In 2020, -EUR 13,852 million from valuation adjustment of goodwill ascribed to various Group country units of -EUR 10,100 million and the valuation adjustment to deferred tax assets (-EUR 2,500 million). Additionally there were restructuring costs of -EUR 1,252 million.
For further information see the 'Alternative performance measures' section of this report.
Excluding these results from the various P&L lines where they are recorded, and incorporating them separately in the net capital gains and provisions line, the adjusted or underlying attributable profit to the parent was EUR 8,654 million in 2021, greater than the EUR 5,081 million 2020 and EUR 8,252 million in 2019.
The Group’s cost of credit (considering the last 12 months) stood at 0.77%, a significant improvement compared to 2020 and 2019 (1.28% and 1.00%, respectively).
This performance was better than expected due to the lower provisions in the majority of our markets in the year, particularly in the US, the UK, Digital Consumer Bank and Chile, together with the approximately EUR 750 million release of provisions booked in 2020.

Before recording loan-loss provisions, Grupo Santander's net operating income (total income less operating expenses) was EUR 24,989 million, 6% higher year-on-year, +9% excluding the FX impact, as follows:
By line:
•Total income increased mainly due to net interest income (+7%) and net fee income (+8%) which continued to recover.
•Costs were up driven by higher inflation. In real terms, they were down except in Poland and the US.
By region:
•In Europe, net operating income increased 24% with improvements in all markets.
•In North America, net operating income fell 4%. The US increased 1% and Mexico was down 9%. Excluding the aforementioned disposals, net operating income was 11% greater in the US and 2% the region.
•In South America, growth was 13% with rises of 14% in Brazil, 10% in Chile and 34% in Argentina.
•In Digital Consumer Bank, net operating income increased 3%.
In 2021, the Grupo Santander’s underlying RoTE was 12.73% (7.44% in 2020), underlying RoRWA was 1.78% (1.06% in 2020) and underlying earnings per share was EUR 0.468 (EUR 0.262 in 2020). These three metrics were all better than 2019.

Summarized underlying income statement
EUR million			Change				Change
	Q4'21	Q3'21%		% excl. FX	2021	2020	%	% excl. FX
Net interest income	8,716	8,458	3.1	3.6	33,370	31,994	4.3	7.1
Net fee income	2,692	2,641	1.9	3.0	10,502	10,015	4.9	8.1
Gains (losses) on financial transactions (1)	343	326	5.2	7.2	1,563	2,187	(28.5)	(26.5)
Other operating income	27	506	(94.7)	(97.4)	969	404	139.9	142.0
Total income	11,778	11,931	(1.3)	(0.8)	46,404	44,600	4.0	6.9
Administrative expenses and amortizations	(5,637)	(5,401)	4.4	4.6	(21,415)	(20,967)	2.1	4.1
Net operating income	6,141	6,530	(6.0)	(5.3)	24,989	23,633	5.7	9.4
Net loan-loss provisions	(1,463)	(2,220)	(34.1)	(33.5)	(7,436)	(12,173)	(38.9)	(37.1)
Other gains (losses) and provisions	(850)	(506)	68.0	69.5	(2,293)	(1,786)	28.4	30.7
Profit before tax	3,828	3,804	0.6	1.3	15,260	9,674	57.7	64.5
Tax on profit	(1,165)	(1,253)	(7.0)	(5.9)	(5,076)	(3,516)	44.4	51.2
Profit from continuing operations	2,663	2,551	4.4	4.8	10,184	6,158	65.4	72.1
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	2,663	2,551	4.4	4.8	10,184	6,158	65.4	72.1
Non-controlling interests	(388)	(377)	2.9	2.8	(1,530)	(1,077)	42.1	45.9
Net capital gains and provisions	—	—	—	(18.7)	(530)	(13,852)	(96.2)	(96.2)
Attributable profit to the parent	2,275	2,174	4.6	5.1	8,124	(8,771)	—	—
Underlying attributable profit to the parent (2)	2,275	2,174	4.6	5.1	8,654	5,081	70.3	77.8
(1) Includes exchange differences.
(2) Excludes net capital gains and provisions.

January - December 2021	11

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Income statement
è Results performance compared to the previous quarter
In the fourth quarter, attributable profit to the parent amounted to EUR 2,275 million, with no net results recorded in the net capital gains and provisions line.
Attributable profit to the parent was 5% higher in euros compared to the third quarter, recording the highest quarterly figure in 2021 and 2020.
Attributable profit to the parent and underlying attributable profit, both in the third and fourth quarters, recorded the same amount as there were no items recorded outside the ordinary performance of our business.
The performance of the main lines of the income statement in constant euros was as follows:
•Total income was 1% lower quarter-on-quarter dampened by the contribution to the DGF in Q4. By line:
Net interest income grew 4% driven by Europe (mainly Poland and Spain) and the main countries in South America. Net fee income rose 3% with all regions increasing. Gains on financial increased mainly driven by the Corporate Centre and Spain.

Net operating income
EUR million
constant euros

•Costs were 5% higher mainly due to costs stemming from increased business activity, inflation and collective labour agreements. Efficiency programmes continued.
•Net loan-loss provisions decreased 33%, with significant falls in Europe (mainly the UK), North America (the US and Mexico) and Digital Consumer Bank. South America had no material change.
•Other gains (losses) and provisions recorded a -EUR 62 million charge from the contribution to the Bank Levy, and an additional -EUR 134 million charge related to CHF mortgages in Poland and Digital Consumer Bank. Lastly, other charges in the US mainly from integration costs and contingencies in the UK.

Underlying attributable profit to the parent*
EUR million
constant euros
(*) Excluding net capital gains and provisions.

12	January - December 2021

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Balance sheet

Grupo Santander. Condensed balance sheet
EUR million
			Change
Assets	Dec-21	Dec-20	Absolute	%	Dec-19
Cash, cash balances at central banks and other demand deposits	210,689	153,839	56,850	37.0	101,067
Financial assets held for trading	116,953	114,945	2,008	1.7	108,230
Debt securities	26,750	37,894	(11,144)	(29.4)	32,041
Equity instruments	15,077	9,615	5,462	56.8	12,437
Loans and advances to customers	6,829	296	6,533	—	355
Loans and advances to central banks and credit institutions	14,005	3	14,002	—	—
Derivatives	54,292	67,137	(12,845)	(19.1)	63,397
Financial assets designated at fair value through profit or loss	21,493	53,203	(31,710)	(59.6)	66,980
Loans and advances to customers	10,826	24,673	(13,847)	(56.1)	31,147
Loans and advances to central banks and credit institutions	3,152	21,617	(18,465)	(85.4)	28,122
Other (debt securities an equity instruments)	7,515	6,913	602	8.7	7,711
Financial assets at fair value through other comprehensive income	108,038	120,953	(12,915)	(10.7)	125,708
Debt securities	97,922	108,903	(10,981)	(10.1)	118,405
Equity instruments	2,453	2,783	(330)	(11.9)	2,863
Loans and advances to customers	7,663	9,267	(1,604)	(17.3)	4,440
Loans and advances to central banks and credit institutions	—	—	—	—	—
Financial assets measured at amortised cost	1,037,898	958,378	79,520	8.3	995,482
Debt securities	35,708	26,078	9,630	36.9	29,789
Loans and advances to customers	947,364	881,963	65,401	7.4	906,276
Loans and advances to central banks and credit institutions	54,826	50,337	4,489	8.9	59,417
Investments in subsidiaries, joint ventures and associates	7,525	7,622	(97)	(1.3)	8,772
Tangible assets	33,321	32,735	586	1.8	35,235
Intangible assets	16,584	15,908	676	4.2	27,687
Goodwill	12,713	12,471	242	1.9	24,246
Other intangible assets	3,871	3,437	434	12.6	3,441
Other assets	43,334	50,667	(7,333)	(14.5)	53,534
Total assets	1,595,835	1,508,250	87,585	5.8	1,522,695

Liabilities and shareholders' equity
Financial liabilities held for trading	79,469	81,167	(1,698)	(2.1)	77,139
Customer deposits	6,141	—	6,141	—	—
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	7,526	—	7,526	—	—
Derivatives	53,566	64,469	(10,903)	(16.9)	63,016
Other	12,236	16,698	(4,462)	(26.7)	14,123
Financial liabilities designated at fair value through profit or loss	32,733	48,038	(15,305)	(31.9)	60,995
Customer deposits	25,608	34,343	(8,735)	(25.4)	34,917
Debt securities issued	5,454	4,440	1,014	22.8	3,758
Deposits by central banks and credit institutions	1,671	9,255	(7,584)	(81.9)	22,194
Other	—	—	—	—	126
Financial liabilities measured at amortized cost	1,349,169	1,248,188	100,981	8.1	1,230,745
Customer deposits	886,595	814,967	71,628	8.8	789,448
Debt securities issued	240,709	230,829	9,880	4.3	258,219
Deposits by central banks and credit institutions	191,992	175,424	16,568	9.4	152,969
Other	29,873	26,968	2,905	10.8	30,109
Liabilities under insurance contracts	770	910	(140)	(15.4)	739
Provisions	9,583	10,852	(1,269)	(11.7)	13,987
Other liabilities	27,058	27,773	(715)	(2.6)	28,431
Total liabilities	1,498,782	1,416,928	81,854	5.8	1,412,036
Shareholders' equity	119,649	114,620	5,029	4.4	124,239
Capital stock	8,670	8,670	—	—	8,309
Reserves	103,691	114,721	(11,030)	(9.6)	111,077
Attributable profit to the Group	8,124	(8,771)	16,895	—	6,515
Less: dividends	(836)	—	(836)	—	(1,662)
Other comprehensive income	(32,719)	(33,144)	425	(1.3)	(24,168)
Minority interests	10,123	9,846	277	2.8	10,588
Total equity	97,053	91,322	5,731	6.3	110,659
Total liabilities and equity	1,595,835	1,508,250	87,585	5.8	1,522,695

January - December 2021	13

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Balance sheet

GRUPO SANTANDER BALANCE SHEET

Executive summary *

	Loans and advances to customers (excl. reverse repos)			Customer funds (deposits excl. repos + mutual funds)

Credit normalization following the uptick at the beginning of the pandemic, due to high liquidity in the system			Strong increase in customer funds benefiting from the higher propensity to save derived from the health crisis
962	▲ 1% QoQ	▲ 4% YoY	1,070	▲ 1% QoQ	▲ 7% YoY
billion			billion

	è By segment (YoY change):			è By product (YoY change):

Growth backed by individuals and large corporates			Of note were demand deposits (which accounted for 67% of customer funds) and mutual funds

Individuals	SMEs and corporates	CIB and institutions	Demand	Time	Mutual funds
+5%	-2%	+9%	+9%	-5%	+13%

(*) Changes in constant euros

è Loans and advances to customers
Loans and advances to customers stood at EUR 972,682 million in December, 2% higher quarter-on-quarter and +6% year-on-year.
The Group uses gross loans and advances to customers excluding reverse repos (EUR 962,382 million) for the purpose of analyzing traditional commercial banking loans. In addition, in order to facilitate the analysis of the Group's management, the comments below do not include the exchange rate impact.
In the fourth quarter, gross loans and advances to customers excluding reverse repos and without the exchange rate impact, increased 1%, as follows:
•In Europe, the UK had no material change, while growth was recorded in the other countries. The region as a whole increased 1%.
•In North America, volumes rose 3% driven by both the US and Mexico.
•In South America, growth was 3% with all markets increasing, notably Argentina (+12%), Uruguay (+4%) and Brazil (+3%).
•Digital Consumer Bank (DCB) was 1% higher. Openbank grew 12%.
Compared to December 2020, gross loans and advances to customers (excluding reverse repos and the FX impact) grew 4%, as follows:
•In Europe, growth was 3%. Poland rose 6% due to mortgages, SMEs and CIB, Portugal +3%, driven by mortgages and SMEs, the UK increased slightly (+0.5%), driven by mortgages, and Spain remained flat with growth in individuals and institutions. Other Europe increased 25%.
•North America rose 3% (+4% excluding the impact of Bluestem portfolio disposal). The US grew 2% (+3% excluding disposal) propelled by auto financing, while Mexico was up 8% with widespread rises across segments, except SMEs.
•Growth in South America was 12%, with Argentina increasing 40% driven by individuals, SMEs and corporates, Brazil +13% owing to a positive performance in all segments, Chile +6% due to mortgages and CIB and Uruguay rose 14% backed by individuals.
•Digital Consumer Bank was 1% lower still affected by the covid-19 pandemic. However, new lending rose 10%. Mixed performance across countries, with growth recorded in France and the UK. Openbank increased 48%.
As of December 2021, gross loans and advances to customers excluding reverse repos maintained a balanced structure: individuals (63%), SMEs and corporates (22%) and CIB and institutions (15%).

Gross loans and advances to customers (excl. reverse repos)
EUR billion

Gross loans and advances to customers (excl. reverse repos)
% operating areas. December 2021

+6%	*
Dec-21 / Dec-20

(*) In constant EUR: +4%

14	January - December 2021

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Balance sheet
è Customer funds
Customer deposits amounted to EUR 918,344 million in December 2021, increasing 1% quarter-on-quarter and 8% year-on-year.
The Group uses customer funds (customer deposits excluding repos, plus mutual funds) for the purpose of analyzing traditional retail banking funds, which amounted to EUR 1,070,083 million.
•In the quarter, customer funds increased 1%, with the following performance excluding exchange rate impacts:
–By product, rises were recorded in demand deposits (+2%), and mutual funds (+2%), while time deposits fell 2%.
–By primary segment, customer funds increased in Europe (+2%), South America (+1%) and Digital Consumer Bank (+2%) and North America remained unchanged. Of note by country were Argentina (+7%), Poland (+3%), and Spain (+3%).
•Compared to December 2020, customer funds were up 7%, excluding the exchange rate impact:
–By product, deposits excluding repos rose 6%. Demand deposits grew 9% with rises in all markets, and time deposits fell 5%, as growth in the main South American markets was more than offset by the declines in Europe and North America. Mutual funds surged 13% underpinned by net inflows and market recovery.
–By country, customer funds increased in all regions and most countries. Of note was the 9% jump in South America (Argentina: +52%; Uruguay: +15%; Chile: +11%; Brazil: +4%), and the 9% increase in North America (the US: +10%). Growth in Europe was 6% (Poland: +10%; Portugal and Spain: +8%; the UK was flat).
–Positive performance also in DCB, which rose 10%. Openbank increased 24%.
With this performance, the weight of demand deposits as a percentage of total customer funds was 67%, time deposits accounted for 15% of the total and mutual funds 18%.
In addition to capturing customer deposits, the Group, for strategic reasons, maintains a selective policy of issuing securities in the international fixed income markets and strives to adapt the frequency and volume of its market operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.
In 2021, the Group issued:
•Medium- and long-term covered bonds amounting to EUR 280 million and EUR 12,176 million of senior debt placed in the market.
•There were EUR 22,924 million of securitizations placed in the market.
•In order to strengthen the Group’s situation, issuances to meet the TLAC requirement amounting to EUR 16,573 million (EUR 11,282 million of senior non-preferred; EUR 2,593 million of preferred; and EUR 2,698 million of subordinated debt).
•Maturities of medium- and long-term debt of EUR 24,476 million.
The net loan-to-deposit ratio was 106% (108% in December 2020 and 114% in 2019). The ratio of deposits plus medium- and long-term funding to the Group’s loans was 117%, underscoring the comfortable funding structure.
The Group's access to wholesale funding markets as well as the cost of issuances depends, in part, on the ratings of the rating agencies.
The ratings of Banco Santander, S.A. by the main rating agencies were: Fitch (A- senior non-preferred, A senior long-term and F2 short-term), Moody's (A2 long-term and P-1 short-term) and DBRS (A High and R-1 Medium short-term). In December, Standard & Poor's raised its long-term rating to A+ (from A) and maintained its short-term rating at A-1. Also in 2021, Moody's and DBRS maintained their stable outlooks, Fitch upgraded from negative to stable and S&P, having raised it in June, downgraded it back to negative in December due to the worsening of the sovereign's outlook, keeping Santander 1 notch above the Kingdom of Spain.
Sometimes the methodology applied by the agencies limits a bank's rating to the sovereign rating of the country where it is headquartered. Banco Santander, S.A. is still rated above the sovereign debt rating of the Kingdom of Spain by Moody’s, DBRS and S&P and at the same level by Fitch, which demonstrates our financial strength and diversification.

Customer funds
EUR billion

Customer funds
% operating areas. December 2021

+9% *

+14%

+8%

•Total
•Mutual funds
•Deposits exc. repos

Dec-21 / Dec-20

(*) In constant EUR: +7%

January - December 2021	15

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Solvency ratios

SOLVENCY RATIOS

Executive summary

Fully-loaded capital ratio	Fully-loaded CET1 ratio

The fully-loaded CET1 ratio exceeded 12% at year end	In the quarter, strong organic generation driven by profit and RWA management
	Organic generation	+42 bps

TNAV per share

TNAV per share was EUR 4.12, 3% higher quarter-on-quarter and +11% year-on-year including dividends

At the end of 2021, the total fully-loaded capital ratio stood at 16.41% and the fully-loaded CET1 ratio at 12.12%, having increased 27 bps in the quarter driven by organic generation (+42 bps), which benefited from positive results and risk-weighted asset management.
Additionally in the quarter there was a 2 bp reduction stemming from regulatory impacts, -9 bps from markets performance and -4 bps from corporate transactions.
Applying the IFRS 9 transitional arrangements, the phased-in CET1 ratio as of December was 12.51% and the total phased-in capital ratio was 16.81%. We comfortably meet the minimum levels required by the European Central Bank on a consolidated basis (13.01% for the total capital ratio and 8.86% for the CET1 ratio). This results in a CET1 management buffer of 365 bps, compared to the pre-covid-19 buffer of 189 bps.
Considering the impacts on capital of the already announced corporate transactions pending completion at year end (minority buybacks in SC USA and the acquisition of Amherst Pierpoint), the fully-loaded CET1 ratio would be 11.96% and the phased-in CET1 ratio 12.35%.
The fully-loaded leverage ratio stood at 5.21%, and the phased-in at 5.37%.
Finally, the TNAV per share ended the year at EUR 4.12, a 3% increase quarter-on-quarter and an 11% increase year-on-year (including the cash dividends paid in the last 12 months).

Eligible capital. December 2021
EUR million
	Fully-loaded	Phased-in*
CET1	70,208	72,402
Basic capital	79,939	82,452
Eligible capital	95,078	97,317
Risk-weighted assets	579,478	578,930

CET1 capital ratio	12.12	12.51
Tier 1 capital ratio	13.79	14.24
Total capital ratio	16.41	16.81

Fully-loaded CET1 ratio performance
%

1.Minority interests Santander México (-0.05 pp)
2.Including acquisition of SCUSA minority interest (-0.08 pp) which closed on 31 January 2022 and the announced acquisition of Amherst Pierpont (-0.08 pp) which is subject to completion, regulatory approval and other conditions.
(*) The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Capital Requirements Regulation (CRR) and subsequent modifications introduced by Regulation 2020/873 of the European Union. Total phased-in capital ratios include the transitory treatment according to chapter 2, title 1, part 10 of the CRR.

16	January - December 2021

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Risk management

RISK MANAGEMENT

Executive summary

Credit risk			Market risk
Credit quality indicators maintained the positive trend seen in the third quarter			Market risk profile remained low with a slight increase in VaR levels due to the uncertainty created by new omicron covid-19 variant
Cost of credit[2]	NPL ratio	Coverage ratio
0.77%	3.16%	71%	Q4'21	Average VaR	EUR 12.9 million
▼ 13 bps vs Q3'21	▼ 2 bps vs Q3'21	▼ 3 pp vs Q3'21

Structural and liquidity risk			Operational risk
Robust and diversified liquidity buffer, with ratios well above regulatory limits			Losses, by Basel categories, were higher than the previous quarter as the coverage level increased for Swiss Francs mortgages in Poland
LCR 164% ▼ 2 pp vs Q3'21

▶ Credit risk management
As of December 2021, Grupo Santander’s NPL ratio stood at 3.16%, a 2 bp decrease vs Q3’21 and a 5 bp decrease year-on-year. The improvement in 2021 was mainly due to the positive performance in Europe and Digital Consumer Bank, with a reduction in their NPL ratios of 22 bps and 4 bps, respectively. This was partially offset by the increases in North and South America (+19 bps and +11 bps, respectively), reflecting normalization as the various support programmes reached their end.
Credit impaired loans amounted to EUR 33,234 million, in line with the previous quarter, and increasing EUR 1,467 million year-on-year, while our loan book grew by 4% year-on-year in constant euros, contributing to the NPL improvement.
Regarding loan-loss provisions, they amounted to EUR 1,463 million in the fourth quarter, a 33% decrease vs. Q3’21 in constant euros. This decrease was mainly explained by the partial release of the provisions raised in 2020 to face the effects of the pandemic, driven by the improvement in the macroeconomic outlook and the positive performance of non-performing loans and losses observed in customers who were subject to support measures (moratoria) as well as in other portfolios.
The full-year loan-loss provisions amounted to EUR 7,436 million, a 37% decrease in constant euros compared to 2020.
The Group's cost of credit stood at 0.77%, 13 bps lower compared quarter-on-quarter, and -51 bps less in the year, supported by the positive portfolio performance and provisions release versus the additional charges recorded in 2020 due to the pandemic.
Total loan-loss reserves amounted to EUR 23,698 million, 4% lower in constant euros, with the total coverage of credit impaired loans at 71% (5 pp lower vs. 2020).

Key metrics performance by geographic area

	Loan-loss provisions [1]		Cost of credit (%) [2]		NPL ratio (%)		Total coverage ratio (%)
	2021	Chg (%) / 2020	2021	Chg (bps) / 2020	2021	Chg (bps) / 2020	2021	Chg (pp) / 2020
Europe	2,294	(31.7)	0.39	(19)	3.12	(22)	49.4	(0.9)
Spain	1,833	(8.4)	0.92	(9)	5.77	(46)	52.2	5.1
United Kingdom	(245)	—	(0.09)	(36)	1.43	19	25.8	(18.9)
Portugal	38	(80.5)	0.09	(41)	3.44	(45)	71.7	5.2
Poland	200	(37.7)	0.67	(42)	3.61	(113)	73.9	3.2
North America	1,210	(68.4)	0.93	(199)	2.42	19	134.9	(47.6)
USA	419	(85.2)	0.43	(243)	2.33	28	150.3	(60.1)
Mexico	791	(20.5)	2.44	(59)	2.73	(8)	95.0	(25.8)
South America	3,251	(10.5)	2.60	(72)	4.50	11	98.3	0.9
Brazil	2,715	(1.4)	3.73	(62)	4.88	29	111.2	(2.0)
Chile	341	(43.0)	0.85	(66)	4.43	(36)	63.3	1.9
Argentina	140	(30.0)	3.01	(292)	3.61	150	153.8	(121.3)
Digital Consumer Bank	527	(45.5)	0.46	(38)	2.13	(4)	107.8	(5.5)
TOTAL GROUP	7,436	(37.1)	0.77	(51)	3.16	(5)	71.3	(5.1)
(1) EUR million and % change in constant euros
(2) Allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers over the last 12 months

January - December 2021	17

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Risk management
A significant part of our portfolios in Spain and the UK has real estate collateral, which requires lower coverage levels.
Regarding moratoria programmes launched to tackle the effects of covid-19, 99.8% of the total amount granted had already expired by the end of the year, with repayments behaviour in line with expectations, with 7% classified in stage 3 (IFRS 9).
The outstanding moratoria at the end of December amounted to EUR 166 million.
Regarding IFRS 9 stages evolution, the distribution of the portfolio remained stable in the quarter:

Coverage ratio by stage
EUR billion
	Exposure[1]			Coverage
	Dec-21	Sep-21	Dec-20	Dec-21	Sep-21	Dec-20
Stage 1	929	912	864	0.5%	0.5%	0.5%
Stage 2	71	67	69	7.7%	8.6%	8.5%
Stage 3	33	33	32	41.3%	43.0%	43.4%
(1) Exposure subject to impairment. Additionally, in December 2021 there are EUR 18 billion in loans and advances to customers not subject to impairment recorded at mark to market with changes through P&L (EUR 27 billion in September 2021 and EUR 25 billion in December 2020).
Stage 1: financial instruments for which no significant increase in credit risk is identified since its initial recognition.
Stage 2: if there has been a significant increase in credit risk since the date of initial recognition but the impairment event has not materialized, the financial instrument is classified in Stage 2.
Stage 3: a financial instrument is catalogued in this stage when it shows effective signs of impairment as a result of one or more events that have already occurred resulting in a loss.

Credit impaired loans and loan-loss allowances
EUR million
		Change (%)
	Q4'21	QoQ	YoY
Balance at beginning of period	33,046	(0.7)	7.0
Net additions	2,783	27.2	(16.5)
Increase in scope of consolidation	—	—	—
Exchange rate differences and other	102	—	—
Write-offs	(2,697)	32.2	27.5
Balance at period-end	33,234	0.6	4.6

Loan-loss allowances	23,698	(3.1)	(2.4)
For impaired assets	13,714	(3.46)	(0.48)
For other assets	9,984	(2.66)	(4.84)

▶ Market risk
The risk associated to global corporate banking trading activity is mainly interest rate driven, focused on servicing our customers' needs and measured in daily VaR terms at 99%.
In the fourth quarter, VaR fluctuated around an average value of EUR 12.9 million, increasing at the end of November, mainly due to greater market volatility over the uncertainty of the new covid-19 variant’s potential impact on global growth. The quarter’s closing VaR was EUR 12.3 million. These figures remain low compared to the size of the Group’s balance sheet and activity.

Trading portfolios (1). VaR by geographic region
EUR million
	2021		2020
Fourth quarter	Average	Latest	Average

Total	12.9	12.3	10.2
Europe	11.4	9.9	9.0
North America	2.3	2.7	6.9
South America	6.9	6.3	4.8
(1) Activity performance in Santander Corporate & Investment Banking markets.

Trading portfolios (1). VaR by market factor
EUR million
Fourth quarter	Min.	Avg.	Max.	Last
VaR total	9.6	12.9	15.9	12.3
Diversification effect	(7.9)	(13.2)	(18.6)	(13.4)
Interest rate VaR	7.3	9.9	12.5	9.1
Equity VaR	2.8	4.5	7.7	5.1
FX VaR	2.5	5.4	8.0	5.7
Credit spreads VaR	3.5	5.4	8.0	5.1
Commodities VaR	0.4	0.9	1.3	0.7
(1) Activity performance in Santander Corporate & Investment Banking markets.
NOTE: In the North America, South America and Asia portfolios, VaR corresponding to the credit spreads factor other than sovereign risk is not relevant and is included in the interest rate factor.

18	January - December 2021

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Risk management

Trading portfolios[1]. VaR performance
EUR million
(1) Corporate & Investment Banking performance in financial markets.

▶ Structural and liquidity risk
•Structural exchange rate risk is mainly driven by transactions in foreign currencies related to permanent financial investments, their results and related hedges. Our dynamic management of this risk seeks to limit the impact of foreign exchange rate movements on the net investments in subsidiaries' equity. In the quarter, hedging of currencies impacting the Group's core capital ratio also remained close to 100%.
•In terms of structural interest rate risk, inflation pressures remained, increasing market volatility and leading to tighter monetary policy in some countries while raising prospects of interest rate hikes earlier than previously expected in others. No material events were detected, and risk remained at comfortable levels.
•During the fourth quarter, the Group maintained a comfortable liquidity risk position, supported by a robust and diversified liquidity buffer, with ratios well above regulatory limits.

▶ Operational risk
In general, our operational risk profile was stable in the fourth quarter. The following aspects were closely monitored during this period:
•IT risk, mainly related to transformation plans, proactive management of obsolete technology and IT services provided by third parties.
•Cyber threats across the financial industry, reinforcing the bank’s control environment mechanisms (patching, browsing control, data protection controls, etc.), as well as heightening monitoring as a preventive measure.
•Third party risk exposure, maintaining close oversight on critical providers, with focus on business continuity capabilities, their cyber risk management and compliance with service level agreements.
•New types of fraud, mainly in e-banking transactions.
•Regulatory compliance, due to the increase of requirements (such as ESG, operational resilience, among others) across the Group.
•As the situation evolves, we are also monitoring the changes in the environment, as well as the transition to digital banking in order to identify potential risk exposures and anticipate actions to reduce their impact.
In terms of the fourth quarter performance, losses (by Basel categories) were higher than the previous quarter due to the voluntary increase in coverage of the mortgage positions in Swiss Francs in Poland.

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General background

GENERAL BACKGROUND
Grupo Santander conducted its business in the fourth quarter of 2021 in an environment marked by significant economic dynamism and progress in vaccination, but was also significantly affected by higher-than-expected inflation. The trend in pricing was the most relevant risk factor, since, although it was initially considered to be temporary, this rise is becoming more persistent and higher than expected in some economies. This led to the tightening of monetary policy in countries such as the UK, Poland, Mexico and, in particular Brazil and Chile, which raised interest rates. The general tone of economic policy continued to be expansionary although uneven - more so in mature economies - which, together with the adjustments the Chinese economy is going through, could lead to a more differentiated economic performance in the coming quarters.

Country	GDP Change[1]	Economic performance
Eurozone	+5.2%
GDP growth driven by the lifting of lockdown measures and expansionary monetary and fiscal policies. The ECB kept interest rates stable despite the 5% rise in inflation in December, on the expectation that this rebound is transitory. However, in December the ECB announced a reduction in its asset purchases starting on spring 2022.

Spain	+5.0%
Economic recovery continued in 2021, likely to reach pre-pandemic GDP levels in 2022. Improvement in the labour market accelerated, with employment exceeding pre-pandemic levels. Inflation reached 6.7% in December, largely due to energy prices.

United Kingdom	+6.9%
Strong economic growth offsetting the severe decline in 2020. Tensions in the labour market, particularly in some sectors, carry further risks for the rise in inflation, which exceeded 5%, to take hold. The latter helps explain the Bank of England's interest rate hike from 0.1% to 0.25% at the end of the year.

Portugal	+4.5%
Economic recovery continued. Of note in the quarter was the call for general elections. The labour market recovered quickly (unemployment at 6.5%). Inflation also jumped in the country, to 2.7% in December.

Poland	+5.5%	The economy was remarkably buoyant despite a relatively moderate decline in 2020. Inflation ended the year at 8.6%, leading the central bank to raise Poland's official interest rate to 2.25%.
United States	+5.6%
Fiscal impulses and the economic reopening favoured a vigorous economic recovery; though somewhat dampened from summer onwards by supply-side problems. Supply chain and labour constraints pushed inflation to 7.0%. Unemployment fell to 3.9% in November, driving the Fed to start withdrawing monetary stimuli.

Mexico	+5.3%
Strong GDP growth, partially reversing the decline recorded in 2020. Inflation picked up noticeably (7.4%). Mexico's central bank raised the official benchmark rate from a low of 4.0% in the first half of 2021 to 5.5% at the end of the year.

Brazil	+4.6%
Outstanding economic recovery, especially taking into account that the fall in 2020 was smaller than in the region as a whole. However, growth stalled as the year progressed due to the withdrawal of the 2020 fiscal stimuli and in particular due to the upturn in inflation (10.1% in December) and the consequent rise in the official interest rate, from 2% to 9.25%.

Chile	+11.9%	Sharp GDP growth stemming from exceptional fiscal and monetary measures. Inflation rebounded to 7.2%. In this environment, Chile's central bank raised the official interest rate from 0.5% to 4%.
Argentina	+9.4%
Late and strong recovery after recording one of the largest declines in the region in 2020, driven by the reopening of service sector activities and fiscal stimuli. Inflation remained high, to monthly rates of around 3%.

(1) Estimated year-on-year change 2021

20	January - December 2021

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DESCRIPTION OF SEGMENTS
We base segment reporting on financial information presented to the chief operating decision maker, which excludes certain statutory results items that distort year-on-year comparisons and are not considered for management reporting. This financial information (underlying basis) is computed by adjusting reported results for the effects of certain gains and losses (e.g. capital gains, write-downs, impairment of goodwill, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to better understand the underlying trends in the business.
Grupo Santander has aligned the information in this chapter with the underlying information used internally for management reporting and with that presented in Grupo Santander's other public documents.
Grupo Santander's executive committee has been selected to be its chief operating decision maker. Grupo Santander's operating segments reflect its organizational and managerial structures. The executive committee reviews internal reporting based on these segments to assess performance and allocate resources.
The segments are split by geographic area in which profits are earned and by type of business. We prepare the information by aggregating the figures for Grupo Santander’s various geographic areas and business units, relating it to both the accounting data of the business units integrated in each segment and that provided by management information systems. The general principles applied are the same as those used in Grupo Santander.
On 9 April 2021, we announced that, starting and effective with the financial information for the first quarter of 2021, we would carry out a change in our reportable segments to reflect our new organizational and managerial structure.
These changes in the reported segments aim to align the segment information with their management and have no impact on the group’s accounting figures.
a.Main changes in the composition of Grupo Santander's segments made in April 2021
The main changes, which have been applied to management information for all periods included in the consolidated financial statements, are the following:
Primary segments
1.Creation of the new Digital Consumer Bank (DCB) segment, which includes:
•Santander Consumer Finance (SCF), previously included in the Europe segment, and the consumer finance business in the UK, previously recorded in the country.
•Our fully-digital bank Openbank and the Open Digital Services (ODS) platform, which were previously included in the Santander Global Platform segment.

2.Santander Global Platform (SGP), which incorporated our global digital services under a single unit, is no longer a primary segment. Its activities have been distributed as follows:
•Openbank and Open Digital Services (ODS), which, as mentioned above, are now included under the new Digital Consumer Bank reporting segment.
•The business recorded in Global Payment Services (Merchant Acquiring -GMS-, International Trade -GTS- and Consumer -Superdigital and Pago FX-) has been allocated to the three main geographic segments, Europe, North America and South America, with no impact on the information reported for each country.
Secondary segments
1.Creation of the PagoNxt segment, which incorporates simple and accessible digital payment solutions to drive customer loyalty and allows us to combine our most disruptive payment businesses into a single autonomous company, providing global technology solutions for our banks and new customers in the open market, and which has been structured into three businesses, previously included in SGP:
•Merchant Acquiring: acquiring solutions for merchants.
•International Trade: solutions for SMEs and companies operating internationally.
•Consumer: payment solutions for individuals aimed at underbanked populations.
2.Annual adjustment of the perimeter of the Global Customer Relationship Model between Retail Banking and Santander Corporate & Investment Banking and between Retail Banking and Wealth Management & Insurance.
3.Elimination of the Santander Global Platform reporting segment:
•Openbank and ODS are now recorded in the Retail Banking segment.
•The remaining Santander Global Platform businesses form the new PagoNxt reporting segment.
The Group recasted the corresponding information of earlier periods considering the changes included in this section. As stated above, group consolidated figures remain unchanged.

January - December 2021	21

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b. Current composition of Grupo Santander segments
Primary segments
This primary level of segmentation, which is based on the Group’s management structure, comprises five reportable segments: four operating areas plus the Corporate Centre. The operating areas are:
Europe: comprises all business activity carried out in the region, except that included in Digital Consumer Bank. Detailed financial information is provided on Spain, the UK, Portugal and Poland.
North America: comprises all the business activities carried out in Mexico and the US, which includes the holding company (SHUSA) and the businesses of Santander Bank, Santander Consumer USA, the specialized business unit Banco Santander International, Santander Investment Securities (SIS) and the New York branch.
South America: includes all the financial activities carried out by Grupo Santander through its banks and subsidiary banks in the region. Detailed information is provided on Brazil, Chile, Argentina, Uruguay, Peru and Colombia.
Digital Consumer Bank: includes Santander Consumer Finance, which incorporates the entire consumer finance business in Europe, Openbank and ODS.
Secondary segments
At this secondary level, Grupo Santander is structured into Retail Banking, Santander Corporate & Investment Banking (SCIB), Wealth Management & Insurance (WM&I) and PagoNxt.
Retail Banking: this covers all customer banking businesses, including consumer finance, except those of corporate banking which are managed through Santander Corporate & Investment Banking, asset management, private banking and insurance, which are managed by Wealth Management & Insurance. The results of the hedging positions in each country are also included, conducted within the sphere of their respective assets and liabilities committees.
Santander Corporate & Investment Banking (SCIB): this business reflects revenue from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as equity business.
Wealth Management & Insurance: includes the asset management business (Santander Asset Management), the corporate unit of Private Banking and International Private Banking in Miami and Switzerland (Santander Private Banking) and the insurance business (Santander Insurance).
PagoNxt: this includes digital payment solutions, providing global technology solutions for our banks and new customers in the open market. It is structured in three businesses: Merchant Acquiring, International Trade and Consumer.
In addition to these operating units, both primary and secondary segments, the Group continues to maintain the area of Corporate Centre, that includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s assets and liabilities committee, as well as management of liquidity and of shareholders’ equity via issuances.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity to the other businesses. It also incorporates amortization of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The businesses included in each of the segments and business areas in this report and the accounting principles under which their results are presented here may differ from the businesses included and accounting principles applied in the financial information separately prepared and disclosed by our subsidiaries (some of which are publicly listed) which in name or geographical description may seem to correspond to the business areas covered in this report. Accordingly, the results of operations and trends shown for our business areas in this document may differ materially from those of such subsidiaries.
As described on the previous page, the results of our business areas presented below are provided on the basis of underlying results only and including the impact of foreign exchange rate fluctuations. However, for a better understanding of the actual changes in the performance of our business areas, we provide and discuss the year-on-year changes to our results excluding such impact.
On the other hand, certain figures contained in this report, including financial information, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

22	January - December 2021

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January-December 2021
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying attributable profit to the parent
Europe	10,952	4,344	16,312	7,994	4,411	2,978
Spain	3,994	2,482	7,006	3,666	1,307	957
United Kingdom	4,431	434	4,863	2,271	2,197	1,570
Portugal	751	441	1,341	778	714	482
Poland	1,049	518	1,646	984	380	161
Other	726	470	1,455	294	(187)	(191)
North America	8,204	1,644	10,986	6,019	4,664	3,053
US	5,405	782	7,383	4,187	3,652	2,326
Mexico	2,799	828	3,579	1,936	1,126	835
Other	0	34	23	(104)	(114)	(108)
South America	11,323	3,721	15,353	9,974	6,249	3,328
Brazil	7,875	2,728	10,884	7,649	4,618	2,325
Chile	1,984	394	2,457	1,514	1,158	637
Argentina	1,070	420	1,393	587	311	274
Other	395	179	620	223	162	92
Digital Consumer Bank	4,281	821	5,339	2,934	2,213	1,332
Corporate Centre	(1,390)	(28)	(1,586)	(1,931)	(2,277)	(2,037)
TOTAL GROUP	33,370	10,502	46,404	24,989	15,260	8,654

Secondary segments
Retail Banking	31,389	7,010	39,636	22,443	13,265	7,869
Corporate & Investment Banking	2,995	1,750	5,692	3,392	3,251	2,167
Wealth Management & Insurance	375	1,276	2,166	1,264	1,247	907
PagoNxt	1	493	495	(178)	(227)	(253)
Corporate Centre	(1,390)	(28)	(1,586)	(1,931)	(2,277)	(2,037)
TOTAL GROUP	33,370	10,502	46,404	24,989	15,260	8,654

Underlying attributable profit to the parent distribution*
January - December 2021

(*) As a % of operating areas. Excluding the Corporate Centre.

Underlying attributable profit to the parent. 2021
EUR million. % change YoY in constant euros

Europe

North America

South America

Digital Consumer Bank	DCB

Global businesses

+288%
+85%
+42%
+2%

+230%
+8%

+21%
+47%
+73%

+16%

+26%
+13%
n.a.

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January-December 2020
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying attributable profit to the parent
Europe	9,911	4,000	14,673	6,398	2,084	1,413
Spain	3,957	2,314	6,782	3,175	715	517
United Kingdom	3,504	494	3,980	1,441	508	391
Portugal	787	388	1,296	706	483	338
Poland	1,037	452	1,524	895	370	162
Other	627	351	1,090	181	8	5
North America	8,470	1,684	11,034	6,357	2,307	1,472
US	5,645	889	7,360	4,281	1,250	731
Mexico	2,825	772	3,651	2,098	1,082	762
Other	1	24	23	(23)	(25)	(20)
South America	10,723	3,589	14,868	9,511	5,267	2,907
Brazil	7,625	2,824	10,866	7,325	4,045	2,113
Chile	1,787	335	2,263	1,363	785	432
Argentina	912	273	1,128	496	200	179
Other	399	158	611	327	238	183
Digital Consumer Bank	4,263	771	5,166	2,837	1,929	1,133
Corporate Centre	(1,374)	(29)	(1,141)	(1,470)	(1,912)	(1,844)
TOTAL GROUP	31,994	10,015	44,600	23,633	9,674	5,081

Secondary segments
Retail Banking	30,056	6,987	38,022	20,736	7,866	4,420
Corporate & Investment Banking	2,918	1,542	5,332	3,294	2,689	1,798
Wealth Management & Insurance	394	1,153	2,030	1,159	1,132	823
PagoNxt	(1)	362	356	(86)	(101)	(116)
Corporate Centre	(1,374)	(29)	(1,141)	(1,470)	(1,912)	(1,844)
TOTAL GROUP	31,994	10,015	44,600	23,633	9,674	5,081

24	January - December 2021

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Primary segments

EUROPE	Underlying attributable profit
EUR 2,978 mn
Executive summary (changes in constant euros)
→ We are accelerating our One Santander transformation in Europe to achieve superior growth and a more efficient operating model that should allow us to steadily increase our RoTE in the coming years.
→ Positive P&L performance, with higher revenue (+11%), flat costs and lower provisions (-32%), which led to an underlying attributable profit of EUR 2,978 million (+110% year-on-year).
→ Volumes growth in the last 12 months: loans up 3% and deposits rose 5%. Mutual funds were 16% higher maintaining positive trends since the beginning of the year.

Unless otherwise indicated, changes in the region and in countries with currencies other than the euro are reported at constant exchange rates. The balance sheet and P&L ratios, together with the changes at current exchange rates, are included in the appendix.
Strategy
Our goal with One Santander in Europe is to create a better bank where customers and our people feel a deep connection while delivering sustainable value for our shareholders. We are making progress in the business transformation through our action plan, defined around three main blocks:
•Grow our business by better serving our customers, focusing on capital efficient opportunities, which include SCIB and WM&I, simplifying our mass market value proposition, improving customer experience and engaging with PagoNxt.
•Make headway in our omnichannel strategy, redefining customer interaction, accelerating our digital agenda and maintaining close relationships through our teams.
•Create a common operating model, to serve our businesses through common technology platforms and automated operations, leveraging shared services. This should enable us to become a more agile organization with one aligned team across Europe.

Loyal customers. December 2021
Thousands. YoY % change

3%	YoY	+5%	-1%	+6%	+7%

10,286

The key areas of progress by country in the year were:
•Spain: our priorities are to strengthen our customer base, increase customer satisfaction, simplify our offering to achieve profitable growth, and actively manage credit risk in the current market environment. We continued to improve our digital services, for which we were named Best Digital Bank in Western Europe in 2021 by Euromoney.
•United Kingdom: we continued to increase our digital customer base and making progress in the simplification of our offering and the automatization of processes. Customer margin management and better operational efficiency, backed by our Transformation for Success programme aimed at increasing productivity, helped to deliver strong profit growth.
•Portugal: in an environment of economic recovery, we continued to increase customer loyalty through our commercial and digital transformation programme, in order to offer the best customer experience in the market. We consolidated our leadership in terms of efficiency without compromising service quality and improved our position as the leading bank in lending.

Digital customers. December 2021
Thousands. YoY % change

+6%	YoY	+3%	+6%	+7%	+9%

16,216

January - December 2021	25

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Primary segments

•Poland: we continued to progress in our business and strategic transformation focusing on the digitalization and simplification of our catalogue, reducing the number of marketed products and processes, in order to become a simpler and more agile, efficient and costumer centric organization. As a result, we maintained our top 3 position in NPS among Polish banks and increased the number of digital customers by 9%.
We incorporated ESG management in our strategy and day-to-day activities: in Environment, by supporting the green transition and aiming to become a leader in green finance; in Social by building a more diverse team and inclusive society; and in Governance by performing our business responsibly.
In 2021, we focused on green buildings (prioritizing funding for houses with highest energy efficiency and launched EnergyFact, a free home energy report) and supporting agribusinesses transition towards more sustainable use of resources.
Business performance
The individuals segment recorded sharp growth in all countries. In line with our strategy, WM&I also grew strongly and CIB increased its revenue at double-digit rates.
Gross loans and advances to customers excluding reverse repurchase agreements were 3% higher year-on-year, with broad-based growth in almost all countries. Of note were the UK (mortgages), Spain (individuals), Portugal (mortgages and SMEs) and Poland (individuals, SMEs and CIB).
Customer deposits excluding repurchase agreements grew 5% as demand deposits offset the fall in time deposits. Mutual funds rose 16% with sustained growth across countries. Customer funds grew 6%.
Results
Underlying attributable profit in 2021 was EUR 2,978 million, 110% higher than in 2020, with the following detail:
•Total income was up 11%, with increased net interest income (+10%) benefitting from higher volumes, margin management and the positive TLTRO impact. Net fee income rose 9% receiving an uplift from greater commercial activity and business growth in WM&I and CIB.

Business performance. December 2021
EUR billion and YoY % change in constant euros

576	+3%	712	+6%

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

•Despite inflation, increased activity and required IT investments, the significant restructuring efforts in all countries and cost control allowed us to remain in line with our savings targets for the region.
•Loan-loss provisions dropped 32% compared to 2020, due to covid-19-related provisions recorded in 2020 that were partially released in 2021.
By country:
•Spain: underlying attributable profit surged 85% year-on-year, predominantly driven by strong cost reductions. Total income rose 3% driven by net fee income (transactional, insurance and mutual funds), and LLPs were 8% lower.
•United Kingdom: underlying attributable profit nearly quadrupled that of 2020, reflecting greater mortgage volumes, the lower cost of deposits and LLP releases.
•Portugal: underlying attributable profit rose 42% compared to the previous year, driven by ALCO portfolio sales, lower costs and sound cost of credit performance.
•Poland: underlying attributable profit was affected by charges related to CHF-indexed and based mortgages. This impact was mitigated by NII and net fee income growth, dividends and lower loan-loss provisions.
•Other Europe: SCIB had an excellent performance in the year, on the back of strong Markets results (which began to normalize in recent months owing to reduced market volatility), GDF and Corporate Finance, and lower provisions.
In the quarter, underlying attributable profit decreased 21%, affected by the contribution to the DGF and Bank Levy, and the CHF mortgage related charges in Poland. On the other hand, customer revenue continued to grow (+2%) and LLPs fell 38% due to the partial releases of covid-19-related provisions.

Europe. Underlying income statement
EUR million and % change
		/	Q3'21		/	2020
	Q4'21%		excl. FX	2021	%	excl. FX

Revenue	4,013	-5	-5	16,312	+11	+11
Expenses	-2,127	+4	+4	-8,318	+1	0
Net operating income	1,886	-13	-13	7,994	+25	+24
LLPs	-416	-38	-38	-2,294	-31	-32
PBT	1,034	-16	-16	4,411	+112	+111
Underlying attrib. profit	685	-21	-21	2,978	+111	+110
Detailed financial information on page 54

26	January - December 2021

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Primary segments

Spain	Underlying attributable profit
EUR 957 mn
Commercial activity and business performance
Strong pick up of activity in individuals in 2021, especially in residential mortgages, where we reached record highs in new lending, and in consumer credit, which recovered to pre-pandemic levels in Q2. As a result, we gained market share in both products.
In corporates, signs of recovery started to show in H2'21, with growth in working capital management (+15% year-on-year). However, there was an overall slowdown in the demand for loans due to the extensions of grace periods in ICO funding and expectations regarding the European Next Generation EU funds.
In transactional products, we continued to grow in PoS with significant market share gains and customer base expansion, which was reflected in a 44% increase in turnover compared to the previous year. Card turnover rose 17%, both credit and debit.
Gross loans and advances to customers, excluding reverse repurchase agreements, rose 1% in the quarter and remained flat year-on-year. Of note were the rises in individuals and institutions.
Customer deposits excluding repos increased 5%. Mutual funds grew 16% driven by sustained net positive inflows in the last seven quarters.
Results
Underlying attributable profit in 2021 amounted to EUR 957 million, 85% higher year-on-year. By line:
•Total income increased 3% year-on-year, propelled by the positive performance in net fee income (+7%), driven by transactional fees, insurance and mutual funds, and, to a lesser extent, net interest income (+1%) supported by TLTRO.
•Our cost reduction efforts continued to bear fruit (-7% year-on-year), improving the efficiency ratio by 5.5 pp to 47.7%.
•Loan-loss provisions declined 8% as we continued to strengthen our balance sheet.
Compared to the third quarter, underlying attributable profit was negatively affected by the contribution to the DGF recorded in the fourth quarter.

Spain. Underlying income statement
EUR million and % change

	Q4'21	/ Q3'21	2021	/ 2020

Revenue	1,647	-12	7,006	+3
Expenses	-803	-2	-3,340	-7
Net operating income	844	-21	3,666	+15
LLPs	-443	-1	-1,833	-8
PBT	312	-31	1,307	+83
Underlying attrib. profit	227	-33	957	+85
Detailed financial information on page 55

United Kingdom	Underlying attributable profit
EUR 1,570 mn
Commercial activity and business performance
We delivered a very strong performance in 2021 against a challenging backdrop.
Our strategy remains focused on customer loyalty, simplification, improved efficiency and sustainable growth, while delivering outstanding customer experience. We are transforming the business to meet changing customer needs and deliver on our purpose to help people and businesses prosper.
The increasing use of digital channels is demonstrated by our retention of 72% of refinanced mortgage loans thanks to new digital retention journeys, and we opened 90% of new current accounts and 98% of credit cards through digital channels. We also transformed our ways of working and reduced our head office and branch property estate.
Regarding gross loans excluding reverse repos, strong mortgage growth, with GBP 7.5 bn net mortgage lending (GBP 30.7 bn of gross new lending) in a buoyant housing market. This performance was not reflected in total lending balances due to the transfer of the CIB business to the London branch.
Customer funds excluding repos had no material change. Of note was the 6% rise in mutual funds.
Results
Underlying attributable profit in 2021 of EUR 1,570 million, one of the best sets of results ever in the UK and almost four times that of 2020. By line as follows:
•Total income was up 18%, driven by net interest income growth (+22%) from increased lending volumes and lower cost of funding.
•Costs reduced 1%, due to the efficiency savings from our transformation programme, offsetting on-going investments in IT and the business, as well as costs related to greater activity.
•A net credit impairment write-back of EUR 245 million, due to the improved economic outlook and partial release of covid-19 provisions from 2020.
These results enabled profitability to increase strongly, improving underlying RoTE to 11.7% in 2021 (3% in 2020).
The quarter-on-quarter comparison was negatively affected by lower net fee income, impacted by the transfer of the CIB business to the London branch, higher transformation costs and the Bank Levy charge, partially mitigated by LLP releases.

United Kingdom. Underlying income statement
EUR million and % change
		/	Q3'21		/	2020
	Q4'21%		excl. FX	2021	%	excl. FX

Revenue	1,238	-5	-6	4,863	+22	+18
Expenses	-655	+3	+2	-2,592	+2	-1
Net operating income	583	-12	-13	2,271	+58	+52
LLPs	178	—	—	245	—	—
PBT	575	-8	-9	2,197	+332	+318
Underlying attrib. profit	425	-6	-7	1,570	+301	+288
Detailed financial information on page 56

January - December 2021	27

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Primary segments

Portugal	Underlying attributable profit
EUR 482 mn
Commercial activity and business performance
Our transformation strategy, focused on digitalization, was reflected in the number of digital customers (+7%), while the simplification of processes and commercial proposition drove double-digit growth in new mortgage lending and above-market increases in corporate loans, reaching new lending market shares greater than 20%.
In addition, we focused on ensuring the funds we capture are efficient in terms of costs and return on capital, recording strong growth in both mutual funds and insurance premiums.
Loans and advances to customers excluding reverse repos increased 3% year-on-year, while improving the NPL ratio by 45 bps to 3.4%.
Customer funds excluding repos rose 6%, boosted by the jump in demand deposits. Mutual funds grew 33% and customer funds were 8% higher than 2020.
Results
Underlying attributable profit in 2021 was 42% higher year-on-year at EUR 482 million, backed by our best-in-class efficiency (42.0%) and improved cost of credit, delivering greater profitability:
•Total income increased 3% underpinned by net fee income (+14%), boosted by transactional fees, insurance and mutual funds, and ALCO portfolio sales.
•We continued to implement our operating model transformation plan and improve the productivity of our network, leading to a 5% cost reduction.
•Credit quality improvement enabled loan-loss provisions to fall to EUR 38 million, driving the cost of credit to a low of 9 basis points.
Compared to the previous quarter, underlying attributable profit was 44% higher, mainly due to LLP releases.

Portugal. Underlying income statement
EUR million and % change

	Q4'21	/ Q3'21	2021	/ 2020

Revenue	300	-4	1,341	+3
Expenses	-134	-4	-563	-5
Net operating income	166	-3	778	+10
LLPs	57	—	-38	-80
PBT	222	+53	714	+48
Underlying attrib. profit	143	+44	482	+42
Detailed financial information on page 57

Poland	Underlying attributable profit
EUR 161 mn
Commercial activity and business performance
In 2021, we focused on recovering activity to pre-pandemic levels, rapidly enhancing our digital capabilities and regaining the third position in NPS in the Polish market, which we will leverage in the coming quarters.
Rebound in activity was reflected in the different business lines, mainly in retail, where we hit record highs in mortgage loan sales, digital loans, bancassurance products and SMEs. In the wholesale banking business, we consolidated our market leadership, being one of the country's preferred banks for executing capital market operations.
As a result, loans and advances to customers excluding reverse repos increased 6% year-on-year.
Customer deposits excluding repos were up 10% with a marked increase in demand deposits, wholesale banking (+52%) and individuals and SMEs (both +12%). Continued positive trends in mutual funds (+10%) and customer funds were 10% higher.
Results
In 2021, underlying attributable profit was EUR 161 million, affected by charges relating to Swiss franc mortgages, as net operating income after loan-loss provisions was up 43%. By line:
•Total income was 11% higher year-on-year driven by transactional and WM&I fee income, and net interest income, as NII pressures eased following interest rate hikes.
•Total operating expenses were higher by 8%, affected by high inflation and costs related to the rebound in activity.
•Loan-loss provisions plummeted in the year, which enabled cost of credit to improve.
The quarter-on-quarter comparison showed a similar performance, as net operating income after LLPs rose 28%, driven mainly by net interest income (+24%). This performance was not reflected in profit due to the EUR 107 million charge related to CHF mortgages.

Poland. Underlying income statement
EUR million and % change
		/	Q3'21		/	2020
	Q4'21%		excl. FX	2021	%	excl. FX

Revenue	467	15	+17	1,646	+8	+11
Expenses	-179	+11	+12	-663	+5	+8
Net operating income	288	+19	+20	984	+10	+13
LLPs	-39	-17	-16	-200	-39	-38
PBT	99	-30	-29	380	+3	+6
Underlying attrib. profit	36	-49	-48	161	-1	+2
Detailed financial information on page 58

28	January - December 2021

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Primary segments

NORTH AMERICA	Underlying attributable profit
EUR 3,053 mn
Executive summary (changes in constant euros)
→ In North America, the Group's strategy is to accelerate profitable growth in the US, increase collaboration between countries, create a joint value proposition and implement local priorities.
→ In volumes, customer funds surged 9% boosted by higher retail and corporate deposits in the US and mutual funds. Loans and advances to customers increased 4% (excluding the Bluestem portfolio disposal) driven by overall growth in Mexico and auto in the US.
→ Underlying attributable profit surged 109% year-on-year, driven largely by higher revenue in the US and lower LLPs in the region.

Unless otherwise indicated, changes in the region and countries are reported at constant exchange rates. The balance sheet and P&L ratios, together with the changes at current exchange rates, are included in the appendix.
Strategy
In line with our strategy to deploy capital to the most profitable businesses, in Q1 the Group announced its intention to repurchase the outstanding shares (c. 8.3%) of Santander México that it did not own. This transaction closed in Q4 with the purchase of 4.4%, increasing the Group's stake to 96.2%, having paid MXN 5.17 bn for Santander México shares and USD 138.5 million for its ADRs acquired in this operation.
In Q2, BSI completed the acquisition of the Miami office of Credit Agricole's global wealth management company. In Q3, SHUSA and SC USA entered into a definitive agreement under which SHUSA would acquire the remaining common SC USA stock that it did not own. This operation was closed on 31 January 2022. Also in Q3, SHUSA reached an agreement to acquire Amherst Pierpont Securities which is subject to completion, regulatory approval and other conditions.
In terms of our regional strategy, synergies across countries leverage our joint initiatives, including:
•Further development of the USMX trade corridor: SCIB and Commercial Banking continued to deepen relationships with existing customers which was reflected in revenue growth.
•Boosting customer attraction and retention through loyalty strategies, while broadening our tailored products and services proposition for a more straightforward customer experience. We are also working on the development of payment solutions for the USMX trade corridor and leveraging PagoNxt in line with the Group’s strategy.

Loyal customers. December 2021
Thousands. YoY % change

7%	YoY	+8%	+7%

4,226

•Improved customer interaction through new segmentation. In the US, we launched a value proposition aimed at servicing mass affluent customers and, in Mexico, a service model for high-income customers differentiating the value proposition into three segments to provide a more customer-focused experience.
•Continue reducing duplication in the operating model, platform and architecture by leveraging our regional capabilities to optimize expenses, improve profitability and increase collaboration between the US and Mexico and with the Group.
We are also consolidating IT functions in North America: operations (know-how, digitalization, hubs, front-office and back-office) addressing common challenges, integrating the regional IT platform (MEXUS).
In addition, in terms of their local priorities:
United States
Santander US is positioned to maintain profitability above cost of capital across core businesses.
We are refocusing our operations in the US around our consumer franchise and fee-based businesses that benefit from the Group’s connectivity or have a distinct competitive advantage.
The simplification of our US businesses anchored in disciplined expense management and capital allocation is leading us to the discontinuation of our home lending product operations and to the review of certain C&I segments.

Digital customers. December 2021
Thousands. YoY % change

+9%	YoY	+2%	+10%

6,706

January - December 2021	29

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Primary segments

The strategic investments announced in 2021 will improve our competitive position and capture revenue and cost synergies (Amherst Pierpont / SCUSA minorities).
Mexico
The multichannel innovation and boost to digital channels continued to strengthen our value proposition with new products and services, allowing us to improve our customer attraction and loyalty strategy.
•We continued to progress in projects to generate synergies between commercial areas. Of note was the project to increase profitability through the attraction of new payrolls and portabilities. In addition, we improved the value proposition of our collections and payments by incorporating new commercial alliances.
•Our digital focus continued through campaigns boosting the use of electronic signatures and digital cards, such as the Like-U credit card, which allows customers to make online purchases, tailor benefits and support social causes.
•We improved our digital customer support by strengthening our real-time capabilities and implementing direct communication via WhatsApp.
•We confirmed an alliance with Samsung and MasterCard and launched Members Wallet, which includes services such as financing, payments, and balance and movement queries.
In mortgages, we are one of the main originators due to our innovative products and services, such as Hipoteca Plus and Hipoteca Free. We were the first bank in Mexico to offer an interest rate tailored to the customer’s profile.
In auto, we doubled our market share, exceeding 11%, due in part to a new alliance with Honda (together with the already established alliances with Mazda, Tesla, Suzuki, Peugeot, among others).
In SMEs, digital customer attraction was supported by partnerships with Contpaqi and Getnet. We launched Getnet’s G Store, an initiative that enables SMEs to digitalize their business by having an online store, developed by a professional team.

Business performance. December 2021
EUR billion and YoY % change in constant euros[1]

134	+4%	137	+9%

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds
(1) Excluding Bluestem portfolio disposal impact

We signed commercial alliances with the main business chambers and launched TDC Agro which provides financing adapted to the production cycles. We continued to promote financial inclusion and empowerment through Tuiio. We were named “world’s best bank for financial inclusion” by Euromoney.
Business performance
Gross loans and advances to customers excluding reverse repos were 3% higher year-on-year boosted by growth across segments in Mexico (except SMEs) and lending growth in auto in the US. Excluding the impact of the Bluestem portfolio disposal, loans increased 4%.
Solid year-on-year growth in customer funds (+9%) mainly driven by retail and corporate deposits in the US and the positive performance in mutual funds in both countries.
Results
In 2021, underlying attributable profit was 109% higher at EUR 3,053 million (29% of the Group’s total operating areas). On a like-for-like basis, excluding the impact of the Bluestem portfolio and Puerto Rico disposals, growth was 111%, as follows:
•Total income increased 5%. Net interest income grew 3% as price management and hedging in the US more than offset lower net interest income in Mexico due to the negative impact of lower interest rates and ALCO portfolio sales in 2020. Net fee income grew 6% and lease results increased 48%.
•Costs rose 10%, primarily due to inflation and investments in digitalization. The efficiency ratio stood around 46%.
•Loan-loss provisions plummeted 66%, due to better market expectations and a healthier operating environment, following heavy covid-19-related provisioning in 2020. The cost of credit improved notably to 0.93%, the NPL ratio stood at 2.42% and coverage was 135%.
Compared to the previous quarter, underlying attributable profit increased 14% primarily due to net fee income performance and LLP releases.

North America. Underlying income statement
EUR million and % change
		/	Q3'21		/	2020
	Q4'21%		excl. FX	2021	%	excl. FX

Revenue	2,720	-2	-4	10,986	0	+1
Expenses	-1,349	+6	+4	-4,967	+6	+8
Net operating income	1,371	-9	-11	6,019	-5	-4
LLPs	-115	-77	-79	-1,210	-69	-68
PBT	1,160	+21	+19	4,664	+102	105
Underlying attrib. profit	765	+16	+14	3,053	+107	+109
Detailed financial information on page 60

30	January - December 2021

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Primary segments

United States	Underlying attributable profit
EUR 2,326 mn
Commercial activity and business performance
The work conducted over the last several years and the resilience of its core business segments have allowed Santander US to have an outstanding performance in 2021.
Auto originations increased 13% versus 2020 as Santander US continued to leverage its strong deposit base to support originations across the full credit spectrum.
Gross loans and advances excluding reverse repos and the impact of the Bluestem portfolio disposal grew 3% year-on-year as growth in CIB and auto more than offset tepid corporate demand. Considering the Bluestem portfolio disposal impact, loans increased 2%.
Customer funds excluding repos again exhibited a strong performance, growing 10% year-on-year, boosted by retail deposits, while driving deposit pricing significantly lower and positioning our retail branch network to operate more efficiently.
Results
Underlying attributable profit in 2021 was EUR 2,326 million (230% higher than 2020), supported by the 11% year-on- year increase in net operating income excluding the impacts of the Bluestem and Puerto Rico disposals (+1% without adjustment), and significantly improved credit net charge offs. By line:
•Total income up 11%. Net interest income growth was impacted by loan volume and rate pressure, but still increased 5% due to focused deposit price management. Net fee income increased 6% due to growth in CIB and Wealth Management. Other operating income improved 53%, primarily due to outstanding auto lease results.
•Expenses increased 10% due to increased activity and investments to execute strategic initiatives, including digital transformation, as well as a USD 60 million donation to our community foundation in Q3 and Q4. Excluding the latter, costs rose 8%, at a slower pace than revenue, resulting in +3 pp operating leverage.
•Loan-loss provisions decreased 85%, driven by lower net charge-offs, improved macroeconomic conditions and strong used vehicle prices.
Q4’21 underlying attributable profit was 5% higher QoQ, primarily driven by auto and commercial LLP releases.

United States. Underlying income statement
EUR million and % change
		/	Q3'21		/	2020
	Q4'21%		excl. FX	2021	%	excl. FX

Revenue	1,797	-3	-6	7,383	0	+4
Expenses	-850	+4	+1	-3,197	+4	+8
Net operating income	947	-8	-12	4,187	-2	+1
LLPs	31	—	—	-419	-86	-85
PBT	868	+18	+15	3,652	+192	+203
Underlying attrib. profit	538	+8	+5	2,326	+218	+230
Detailed financial information on page 61

Mexico	Underlying attributable profit
EUR 835 mn
Commercial activity and business performance
Gross loans and advances to customers, excluding reverse repurchase agreements, were up 8% year-on-year, driven by loans to individuals (mortgages +13%; consumption +17%; and cards +3%), as well as corporate loans (companies +4% and SCIB +14% offset a 15% decline in SMEs).
Customer deposits excluding repos were 5% higher year-on year, propelled by demand deposits (+8%).
Mutual funds were up 8% reflecting the success of our customer attraction and loyalty strategies, as well as our focus on reducing the cost of funding.

Results
Underlying attributable profit in 2021 of EUR 835 million, 8% higher year-on-year. By line:
•Total income fell 4% impacted by lower gains on financial transactions (ALCO portfolio sales in 2020) and net interest income (-2%), the latter as a result of interest rate cuts and lower ALCO portfolio volumes. Net fee income was up 6% mainly from transactional fees and insurance.
•Operating expenses increased 4%, well below inflation, mainly driven by technology costs and the increase in amortizations.
•Loan-loss provisions dropped 21% as we move to a more normal operating environment, following the high levels recorded in 2020 due to the pandemic.
Against the previous quarter, underlying attributable profit increased 9% driven by net interest income and the upturn in net fee income, which offset the rise in costs (personal expenses, insourcing and IT projects).

Mexico. Underlying income statement
EUR million and % change
		/	Q3'21		/	2020
	Q4'21%		excl. FX	2021	%	excl. FX

Revenue	917	0	0	3,579	-2	-4
Expenses	-466	+10	+10	-1,643	+6	+4
Net operating income	451	-9	-8	1,936	-8	-9
LLPs	-146	-31	-31	-791	-19	-21
PBT	298	+6	+7	1,126	+4	+2
Underlying attrib. profit	233	+8	+9	835	+10	+8
Detailed financial information on page 62

January - December 2021	31

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Primary segments

SOUTH AMERICA	Underlying attributable profit
EUR 3,328 mn
Executive summary (changes in constant euros)
→ We continued with our strategy to strengthen connectivity across the region and enable the exportation of positive experiences across units, capturing new business opportunities.
→ We remain focused on delivering profitable growth, increasing loyalty and customer attraction, and controlling risks and costs amid high inflation.
→ Double-digit growth year-on-year in both gross loans and advances to customers and customer deposits, underpinned by innovation in our product and service proposition. In addition, we are expanding ESG initiatives in the region.
→ Underlying attributable profit increased 24% year-on-year backed by positive customer revenue performance, improved efficiency and lower provisions.

Unless otherwise indicated, changes in the region and countries are reported at constant exchange rates. The balance sheet and P&L ratios, together with the changes at current exchange rates, are included in the appendix.
Strategy
South America continued to be a region with great growth potential and opportunities for banking penetration and progress in financial inclusion. In this environment, we remained focused on growing the number of customers leveraging business opportunities, exchanging positive experiences across countries and enhancing digitalization and customer loyalty.
We maintained our strategy of capturing synergies across business units:
•In consumer finance, Santander Brasil exported its new and used vehicle financing platform to other countries. Cockpit, a platform to streamline management of car dealerships, is being rolled out in Chile, Argentina and Peru. Argentina and Peru also made progress in expanding the digital strategy for financing consumer loans and used vehicles. Santander Chile recorded strong results in insurance sales and Uruguay's consumer finance entity exceeded pre-pandemic growth levels.
•In payment methods, we are focused on e-commerce strategies and on providing immediate domestic and international transfers. We continued to consolidate Getnet in Brazil and its expansion to other countries, based on Santander Brasil's successful model. For example, in Chile, we reached a 20% market share in PoS in just 10 months and in Argentina we are already the second largest company in payments processing.

Loyal customers. December 2021
Thousands. YoY % change

23%	YoY	+26%	+9%	+19%	+27%

10,625

We continued to make headway in the development of joint initiatives between SCIB and corporates to deepen relationships with multinational clients, boosting loyalty and customer acquisition in all countries, especially in Chile and Argentina.
We continued to promote inclusive and sustainable businesses, such as Prospera, our micro-credit programme in Brazil (with 708,000 active customers), Uruguay (10,000 entrepreneurs) and Colombia (present in 167 municipalities), and with the launch of Surgir in Peru, a microfinance entity. In Chile, we launched a green SME product and in Uruguay we rolled out the first vehicle loan that seeks to neutralize emissions by acquiring neutral carbon credits. As a result, we were named the Best Bank for Sustainable Finance in Latin America by Euromoney and Santander Chile and Santander México were both recognized by Global Finance as Outstanding Leader in Sustainable Finance in Latin America.
The main initiatives by country were:
•Brazil: we continued to grow our customer base and increase loyalty. We maintained a strong growth rate in new mortgage lending, with a 24% new lending market share in home equity. In cards, we reached a record high in customer acquisition and in credit turnover (+28%). Our digital business continued to grow, improving service through GENT&. In SMEs, customer acquisition continued, and in wholesale banking we consolidated our position as the only Global Bank, Infrastructure, Agribusiness and Equity Bank.

Digital customers. December 2021
Thousands. YoY % change

+17%	YoY	+18%	+30%	+3%	+12%

23,771

32	January - December 2021

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Primary segments

Within the ESG sphere, we channelled BRL 2.4 billion in solar energy products, we committed to be Net Zero by 2050 and continued to make progress on Plano Amazônia.
•Chile: we remained focused on digital banking and enhancing customer service. As a result, our market share in current accounts rose to 29% (+4 pp in the year), strongly supported by Santander Life and Superdigital. Also of note was the increase in Autocompara. In acquiring, Getnet continued to gain momentum. In ESG, Santander Chile became the first local bank to be certified by the Ministry of Women and Gender Equality, and also launched the Green SME initiative and advanced in solar energy lending.
•Argentina: we continued to improve our customer care model through digital transformation. Our app was rated as the best on iOS and Android. Additionally, we launched Superdigital and Todo en Cuotas. We further improved Getnet's value proposition, ranking second in payment methods. In ESG, we partnered with an energy supplier to support Argentine companies in the transition to cleaner and more sustainable energy.
•Uruguay: we strengthened our position as the country's leading privately-owned bank while expanding our insurance and card product proposition. We also accelerated our digital and technological transformation strategy with Soy Santander, a fully-digital loyalty proposition for individuals. In ESG, we launched the first vehicle loan to neutralize the emissions of each car financed by the bank by acquiring carbon credits.
•Peru: we continued to make progress on the digitalization of our services and internal processes; 88% of transactions are processed digitally through our office banking platform and Nexus, and we introduced initiatives such as the digital onboarding of customers and the purchase of a digital platform for consumer and used vehicle financing.
•Colombia: we continued to expand in the country. In SCIB, we are one of the leading banks in the market, participating in relevant operations to the country's development. In Corporates, we further increased our portfolio (+36% year-on-year). Of note were the joint offers between SCIB and corporates. In consumer finance, we reached record-high levels after growing our vehicle portfolio by 51% in the year.

Business performance. December 2021
EUR billion and YoY % change in constant euros

129	+12%	162	+9%

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds
Business performance
Gross loans and advances to customers (excluding reverse repos) increased 12% year-on-year, with rises in all country units.
Customer deposits excluding repos grew 11% boosted by demand deposits (+16%) and time deposits (+7%). Mutual funds rose 4%.
Results
Underlying attributable profit in 2021 amounted to EUR 3,328 million, up 24% year-on-year, as follows:
•In total income, of note was the performance in net interest income and net fee income (+14% and +13%, respectively) due to increased transactionality. Gains on financial transactions remained stable.
•Costs rose 8%, below inflation. In real terms, costs were 5% lower, reflecting management efforts and efficiency improvements.
•Loan-loss provisions dropped 10% driven by covid-19-related provisions recorded in 2020. The cost of credit improved 72 bps to 2.60%.
By country, double-digit underlying attributable profit growth in constant euros in all countries (except Uruguay), due to the positive performance in total income and lower provisions (except Peru, which recorded increases). In Uruguay, the fall in profit was primarily due to lower net interest income (interest rate cuts).
Compared to the third quarter, underlying attributable profit was up 8%, as the rise in costs was more than offset by positive NII performance, net fee income and the lower tax burden.

South America. Underlying income statement
EUR million and % change
		/	Q3'21		/	2020
	Q4'21%		excl. FX	2021	%	excl. FX

Revenue	4,052	+2	+5	15,353	+3	+12
Expenses	-1,464	+5	+8	-5,380	0	+8
Net operating income	2,587	0	+3	9,974	+5	+13
LLPs	-867	-3	0	-3,251	-17	-10
PBT	1,558	-1	+2	6,249	+19	+28
Underlying attrib. profit	858	+4	+8	3,328	+14	+24
Detailed financial information on page 64

January - December 2021	33

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Primary segments

Brazil	Underlying attributable profit
EUR 2,325 mn
Commercial activity and business performance
In 2021, we reached record customer acquisition and loyalty supported by our different channels and digital expansion, which was reflected in strong commercial dynamism and improved customer experience.
We continued to build the most complete auto platform in the market, we reached record highs in credit turnover and customer acquisition in cards and, we also hit a record in individual contracts in mortgages. In addition, we maintained our market share (24%) in home equity.
In corporates, we expanded the range of available services in the app. GENT&, our artificial intelligence channel, recorded more than 19 million interactions per month.
Gross loans and advances to customers excluding reverse repos grew 13% year-on-year boosted by all segments: individuals rose 22%, Consumer Finance +12%, SMEs +15% and corporates and institutions +2%.
Customer deposits excluding repos increased 4%, on the back of time deposits (+5%). Mutual funds were 3% higher and customer funds rose 4%.
Results
2021 underlying attributable profit amounted to EUR 2,325 million, (21% higher year-on-year). Of note:
•Total income rose 10% due to the positive performance of net interest income (+13%) and net fee income, benefitting from higher volumes and a larger customer base.
•Costs remained flat, despite average inflation of 8%, through efficient cost management and productivity improvement. The efficiency ratio improved to 29.7%, an all-time record, and net operating income was 14% higher.
•Net loan-loss provisions dropped 1%, enabling the cost of credit to improve 62 bps to 3.73%. The NPL ratio stood at 4.88% and coverage was 111%.
Compared to the third quarter, underlying attributable profit was 1% higher driven by customer revenue, controlled LLPs and the lower tax burden, which mitigated lower gains on financial transactions and higher costs stemming from inflation and salary agreements.

Brazil. Underlying income statement
EUR million and % change
		/	Q3'21		/	2020
	Q4'21%		excl. FX	2021	%	excl. FX

Revenue	2,799	-3	+1	10,884	0	+10
Expenses	-870	+1	+4	-3,236	-9	0
Net operating income	1,929	-4	-1	7,649	+4	+14
LLPs	-735	-3	0	-2,715	-10	-1
PBT	1,092	-7	-3	4,618	+14	+25
Underlying attrib. profit	563	-3	+1	2,325	+10	+21
Detailed financial information on page 65

Chile	Underlying attributable profit
EUR 637 mn
Commercial activity and business performance
Our strategy remained focused on improving customer satisfaction by increasing our digital banking proposition and transforming our commercial network, with new Workcafé branch openings. Santander Life and Superdigital continued to steadily grow. Life customers rose nearly 100% in just a year, totalling 875,000, and Superdigital has 257,000 customers. As a result, we exceeded 4 million total customers in Chile and maintained the top NPS ranking in the country.
In volumes, gross loans and advances to customers excluding reverse repurchase agreements rose 6%. By segment, of note was growth in individuals (+8%, boosted by mortgages), CIB (+17%) and corporates and institutions (+4%), which more than offset the fall in SMEs (-6% affected by state-backed loans granted in 2020).
Customer deposits excluding repurchase agreements surged 15%, primarily driven by growth in demand deposits (+23%). Mutual funds decreased 3%. As a result, customer funds were 11% higher.
Results
Underlying attributable profit in 2021 amounted to EUR 637 million, 47% higher year-on-year, as follows:
•Total income increased 8% driven by the 10% jump in net interest income (margin management and inflation) and the 17% increase in net fee income, propelled by payments.
•Costs rose 4%, slightly below inflation, which enabled net operating income to increase 10% and the efficiency ratio to improve to 38.4%.
•Loan-loss provisions were 43% lower due to charges related to the pandemic in 2020. Cost of credit improved to 0.85%, the NPL ratio to 4.43% and coverage was 63%.
In the quarter, profit rose 26% driven by net interest income, receiving an uplift from higher inflation and lower provisions, which largely offset the rise in costs.

Chile. Underlying income statement
EUR million and % change
		/	Q3'21		/	2020
	Q4'21%		excl. FX	2021	%	excl. FX

Revenue	622	+7	+10	2,457	+9	+8
Expenses	-233	+2	+5	-942	+5	+4
Net operating income	390	+10	+13	1,514	+11	+10
LLPs	-75	-10	-6	-341	-43	-43
PBT	301	+13	+17	1,158	+48	+47
Underlying attrib. profit	174	+23	+26	637	+47	+47
Detailed financial information on page 66

34	January - December 2021

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Primary segments

Argentina	Underlying attributable profit
EUR 274 mn
Commercial activity and business performance
Santander Argentina continued to make headway in its digitalization strategy and improve service quality, ranking second in NPS.
In 2021, we further expanded our product offering through different initiatives, such as the launch of Superdigital and the opening of the first agribusiness branch, while enhancing Getnet's value proposition, exceeding 60,000 active customers since its launch in October 2020. We also implemented Cockpit and Todo en Cuotas, a fully-digital platform to promote access to consumer lending.
Our efforts to consolidate our position as one of the main banks in the country and largest by deposit volumes were recognized by the market: we were once again named Best Bank in Argentina by The Banker.
Gross loans and advances to customers excluding reverse repurchase agreements rose 40% year-on-year, driven by loans to individuals, SMEs and corporates.
Customer deposits excluding repurchase agreements rose 44%, mutual funds were 90% higher and customer funds increased 52%.
These high growth rates, as in the case of results, are impacted by high inflation in the country.
Results
Underlying attributable profit in 2021 was EUR 274 million, 73% higher compared to 2020. By line:
•Total income grew 39%, underpinned by net interest income (+32%) and net fee income (+74%), mainly driven by transactional fees. Gains on financial transactions increased 168%.
•Costs rose 44%, affected by inflation and the salary agreement. The efficiency ratio stood at 57.8% and net operating income soared 34%.
•Loan-loss provisions declined 30% following additional pandemic related provisioning in 2020. The cost of credit improved to 3.01%.
In the quarter, profit was 33% higher driven by customer revenue.

Argentina. Underlying income statement
EUR million and % change
		/	Q3'21		/	2020
	Q4'21%		excl. FX	2021	%	excl. FX

Revenue	464	+27	+31	1,393	+23	+39
Expenses	-252	+23	+28	-805	+27	+44
Net operating income	212	+32	+36	587	+18	+34
LLPs	-52	+31	+35	-140	-38	-30
PBT	118	+28	+32	311	+56	+76
Underlying attrib. profit	93	+28	+33	274	+53	+73
Detailed financial information on page 67

Other South America
Uruguay
Gross loans and advances to customers, excluding reverse repurchase agreements were up 14% year-on-year. Customer deposits excluding repos rose 15% primarily from demand deposits (+20%).
Underlying attributable profit in 2021 of EUR 110 million, down 12% year-on-year, as follows:
•Total income declined 3% mainly driven by the fall in net interest income (-6%) heavily affected by lower interest rates, somewhat mitigated by positive net fee income performance (+9%).
•Costs grew 11%, affected by the salary agreement after signing the collective labour agreement, and higher costs derived from greater activity. The efficiency ratio stood at 47.4%.
•Loan-loss provisions decreased 43% and the cost of credit improved 111 bps to 1.19%.
Compared to the previous quarter, underlying attributable profit rose 3% driven by higher gains on financial transactions and lower tax burden.
Peru
Gross loans and advances to customers excluding reverse repos rose 26% year-on-year and customer deposits excluding repos were 20% higher on the back of demand and time deposits.
In 2021 underlying attributable profit amounted to EUR 63 million, 36% higher year-on-year, as follows:
•Total income rose 32%, mainly led by customer revenue and gains on financial transactions stemming from higher customer activity. Costs rose 35%, mainly driven by the launch of new businesses. Net operating income increased 31%.
•Loan-loss provisions rose slightly, however, the cost of credit remained low at 0.58%.
Colombia
Gross loans and advances to customers excluding reverse repos were 51% higher year-on-year. Customer deposits excluding repos rose 40% due to demand deposits (+71%).
In 2021, underlying attributable profit of EUR 25 million, 34% higher year-on-year, due to:
•Total income growth of 25% (driven by net interest income and net fee income), and 30% rise in costs.
•Lower loan-loss provisions (-8%). Cost of credit improved to 0.40%.

Other South America. Underlying income statement
EUR million and % change
	Net operating income			Underlying attrib. profit
		/	2020		/	2020
	2021	%	excl. FX	2021	%	excl. FX

Uruguay	180	-19	-13	110	-18	-12
Peru	106	+14	+31	63	+18	+36
Colombia	43	+15	+21	25	+27	+34

January - December 2021	35

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Primary segments

DCB	DIGITAL CONSUMER BANK	Underlying attributable profit
EUR 1,332 mn
Executive summary (changes in constant euros)
→ We prioritized the execution of the strategic operations to broaden our business capabilities, build for the future and generate significant growth for the Group.
→ New lending stood well above 2020 (+10% year-on-year) with good used and new car volumes and despite lockdowns and the semiconductor shortage. Demand building momentum as restrictions are lifted. We continued to gain market share in both lending and auto leasing.
→ Underlying attributable profit was EUR 1,332 million, improving 16% year-on-year, favoured by revenue growth and cost of credit improvement.

Unless otherwise indicated, changes are reported at constant exchange rates. In the tables below and in the appendix, these changes are included together with the changes at current exchange rates.
Strategy
Digital Consumer Bank is the leading consumer finance bank in Europe, created through the combination of Santander Consumer Finance's (SCF) scale and leadership in consumer finance in Europe, and Openbank’s digital capabilities.
SCF is Europe's consumer finance leader, present in 18 countries (16 in Europe including the recent launch in Greece, China and Canada) and works through more than 130,000 associated points of sale (mainly auto dealers and retail merchants). In addition, it is developing direct and Customer-to-Customer financing capabilities.
Openbank is the largest 100% digital bank in Europe. It offers current accounts, cards, loans, mortgages, a state-of-the-art robo-advisor service and open platform brokerage services. Openbank is currently active in Spain, the Netherlands, Germany and Portugal, and we are working on expansion across Europe and the Americas.
The aim of Digital Consumer Bank is to generate synergies for both businesses:

Digital Consumer Bank. Loan distribution
December 2021

Germany

Nordics

Spain

France

The UK

Italy

Poland

Others

•SCF will leverage Openbank's IT capabilities to further improve its digital operating system and provide a better service to its customers and partners (OEMs, car dealers, retailers and individuals) at a lower cost.
•Openbank will be able to offer retail banking products to SCF's large customer base to expand retail capabilities across Europe with lower acquisition costs.
During 2021 management focused on:
•Auto: strengthening our auto financing leadership position, reinforcing the leasing business, and developing new services across our footprint (such as subscriptions). SCF is focusing on providing advanced online financing capabilities to its partners, OEMs and dealers in order to help their sales growth strategy. We also generated 2 million new contracts to customers in 2021 and had a EUR 91 billion loan book at the end of December.
•Consumer Non-Auto: gaining market share in consumer financing solutions, leveraging our position to grow in e-commerce, checkout lending and Buy Now Pay Later (BNPL). The Consumer Non-Auto business generated 6 million new contracts in 2021 and had a loan book of EUR 20 billion in December.
Retail: improving digital capabilities to increase customer loyalty among our 3.7 million customers (Openbank and SC Germany Retail), boosting digital banking activity.
•Cost reduction and simplification: accelerate digitalization to transform the business and improve efficiency. The main drivers are:
–Organizational simplification: transition from banking licenses to branches in the Western hub.
–Streamlining IT: leveraging technology and data capabilities with Digital Banking apps (APIs) and a SaaS (Software as a Service) model.

36	January - December 2021

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Primary segments

Thanks to all these initiatives, we have great potential to enhance our business through our 19 million active customers, by creating stronger customer relationships while integrating Santander's ESG criteria. We want to serve our current and future customers with a positive environmental impact by developing business solutions, such as: financing electric vehicles, carbon compensation services (already available in all countries); financing of electric chargers, solar panels, green heating systems, etc.
Business performance
Restrictions arising from the pandemic affected commercial activity in early 2021, mainly in Central Europe, but new business recovered to pre-covid-19 levels in Q2 (driven by Germany and the Nordics). The second half of the year was affected by the semiconductor shortage impacting new car production and by the reintroduction of some mobility and social restrictions at year end.
Despite these headwinds, new lending increased 10% year-on-year, with growth in all countries except the Netherlands, which recorded a fall. We continued to gain market share in Europe (approximately +50 bps) underpinned by our business model: highly diversified by country with a critical mass in key products.
In 2021, leasing business doubled, digital credit and leasing sales tripled and we launched a subscription business in Spain, Germany and Norway (we will launch in our remaining countries in 2022).
In December, SCF signed a non-binding agreement with Stellantis (4th largest car manufacturer worldwide) to renegotiate the terms of cooperation (binding contracts expected to be signed in Q1'22). This new agreement will enable us to expand our perimeter and be the captive financing partner for all Stellantis brands (Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS, Fiat, Fiat Professional, Jeep, Lancia, Maserati, Opel, Peugeot, RAM and Vauxhall) in France, Italy, Spain, Belgium, the Netherlands, Poland and Portugal.

Activity
December 2021. EUR billion and % change in constant euros

+1%
	QoQ		+2%
QoQ
117
	-1%	58	+10%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

The stock of loans and advances to customers excluding reverse repos and exchange rates, was EUR 117 billion, 1% lower than 2020.
Results
Underlying attributable profit in 2021 was EUR 1,332 million, 16% higher year-on-year. By line:
•Total income increased 3% compared to 2020 driven by growth in net fee income (+6% due to increased new business volumes) and leasing. Net interest income decreased slightly.
•Costs increased 3% due to perimeter (Allane and TIMFIN) and our digital transformation investments. Net operating income grew 3% and the efficiency ratio stood at 45%. Excluding perimeter effects, costs decreased 1% year-on-year and were 4% lower than 2019.
•Loan-loss provisions dropped 45% driven by covid-19 provisioning in 2020. Positive credit quality performance, with a cost of credit of 0.46% and an NPL ratio of 2.13% (-38 bps and -4 bps year-on-year, respectively). Coverage remained at high levels (108%).
•By country, the largest contribution to underlying attributable profit came from Germany (EUR 405 million), the UK (277 million), the Nordic countries (EUR 247 million), France (EUR 145 million) and Spain (EUR 133 million).
Compared to the previous quarter, underlying attributable profit increased 8% as the fall in net interest income and fee income was offset by lower provisions.

Digital Consumer Bank. Underlying income statement
EUR million and % change
		/	Q3'21		/	2020
	Q4'21%		excl. FX	2021	%	excl. FX

Revenue	1,364	0	-1	5,339	+3	+3
Expenses	-600	+2	+1	-2,405	+3	+3
Net operating income	764	-2	-2	2,934	+3	+3
LLPs	-78	-44	-45	-527	-45	-45
PBT	611	+3	+2	2,213	+15	+14
Underlying attrib. profit	397	+8	+8	1,332	+18	+16
Detailed financial information on page 69

January - December 2021	37

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Primary segments

Corporate Centre	Underlying attributable profit
EUR -2,037 mn
Executive summary
→ In the current environment, the Corporate Centre continued to play its role supporting the Group and has a mixture of on-site and remote working, maintaining a high level of flexibility to meet individuals' needs.
→ The Corporate Centre’s objective is to aid the operating units by contributing value and carrying out the corporate function of oversight and control. It also carries out functions related to financial and capital management.
→ Underlying attributable loss increased 10% compared to 2020, mainly due to lower gains on financial transactions due to exchange rate differences from the hedging of the main units' results, as other results and provisions decreased year-on-year.

Strategy and functions
The Corporate Centre contributes value to the Group in various ways:
•Making the Group’s governance more solid, through global control frameworks and supervision.
•Fostering the exchange of best practices in management of costs and generating economies of scale. This enables us to be one of the most efficient banks.
•Contributing to the launch of projects that will be developed by our global businesses aimed at leveraging our worldwide presence to generate economies of scale.
It also coordinates the relationship with European regulators and supervisors and develops functions related to financial and capital management, as follows:
•Financial Management functions:
–Structural management of liquidity risk associated with funding the Group’s recurring activity and stakes of a financial nature.
–This activity is carried out by the different funding sources (issuances and other), always maintaining an adequate profile in volumes, maturities and costs. The price of these operations with other Group units is the market rate plus the premium which, in liquidity terms, the Group supports by immobilizing funds during the term of the operation.
–Interest rate risk is also actively managed in order to dampen the impact of interest rate changes on net interest income, conducted via high credit quality, very liquid and low capital consumption derivatives.
–Strategic management of the exposure to exchange rates in equity and dynamic in the countervalue of the units’ annual results in euros. Net investments in equity are currently covered by EUR 18,730 million (mainly Brazil, the UK, Mexico, Chile, the US, Poland and Norway) with different instruments (spot, fx, forwards).
•Management of total capital and reserves: efficient capital allocation to each of the units in order to maximize shareholder return.

Results
2021 underlying attributable loss of EUR 2,307 million, 10% higher than in 2020 (-EUR 1,844 million), as follows:
•Gains on financial transactions were lower (EUR 427 million less than in 2020) dampened by negative foreign currency hedging results in 2021 and positive results in 2020. NII was 1% lower.
•On the other hand, other results and provisions were lower year-on-year, due to one-off provisions recorded in 2020 for certain stakes whose value was affected by the crisis.

Corporate centre. Underlying income statement
EUR million
	Q4'21	Q3'21	Chg.	2021	2020	Chg.

Total income	-370	-416	-11%	-1,586	-1,141	+39%
Net operating income	-467	-505	-8%	-1,931	-1,470	+31%
PBT	-535	-553	-3%	-2,277	-1,912	+19%
Underlying attrib. profit	-429	-545	-21%	-2,037	-1,844	+10%
Detailed financial information on page 70

38	January - December 2021

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Primary segments

Retail Banking	Underlying attributable profit
EUR 7,869 mn

Executive summary

Results. (2021 vs. 2020). % change in constant euros			Business performance. EUR bn. % change in constant euros
Profit growth driven by higher volumes and total income, improving the efficiency ratio and cost of credit			Loans and advances to customers rose 2% and customer funds increased 7% year-on-year
Total income	Costs	Provisions	Loans and advances to customers		Customer funds
+7%	+1%	-37%	808	▲ 2% YoY	795	▲ 7% YoY

Customers

Unless otherwise indicated, changes are reported at constant exchange rates. In the tables below and in the appendix, these changes are included together with the changes at current exchange rates.
Commercial activity
The economic and social impacts arising from the global health crisis led us to further strengthen our commitment to our customers and society, seeking to become a key part of the business and economic recovery in the countries where we operate.
This situation has accelerated the implementation and development of our digital transformation strategy, focusing on our multi-channel strategy and the digitalization of processes and businesses. To this end, we continued adapting channels to new business trends under a hybrid model that prioritizes digital customer service, and combines it with the activity carried out by physical branches, which are well equipped to handle the more complex operations and those that require greater service from our professionals.
This personalized support, tailored to the needs of each customer, also responds to one of our main goals, which is the continuous improvement of customer care and service. This orientation enabled us to rank top 3 in customer satisfaction, measured by NPS, in eight of our markets in 2021.
Our efforts to improve customer care and services, be one of the leaders of the digitalization process in the banking sector and meet our customers' needs, allowed us to achieve 153 million customers.
The number of loyal customers increased 11% year-on-year to 25 million, digital customers rose 12% year-on-year to more than 47 million and digital sales accounted for 54% of total sales.

Results
Underlying attributable profit in 2021 was EUR 7,869 million, 83% higher than in 2020. By line:
•Total income grew 7% driven by positive customer revenue performance, which more than offset the fall in gains on financial transactions.
•Costs increased sightly (+1%), well below inflation, benefiting from positive cost management and productivity improvement.
•Loan-loss provisions plummeted by 37%, as the previous year was strongly affected by covid-19 related provisions.

Retail Banking. Underlying income statement
EUR million and % change
		/	Q3'21		/	2020
	Q4'21%		excl. FX	2021	%	excl. FX

Revenue	10,117	-1	0	39,636	+4	+7
Expenses	-4,453	+3	+3	-17,193	-1	+1
Net operating income	5,663	-3	-2	22,443	+8	+12
LLPs	-1,406	-36	-35	-7,114	-39	-37
PBT	3,506	+10	+10	13,265	+69	+74
Underlying attrib. profit	2,119	+8	+8	7,869	+78	+83
Detailed financial information on page 71

January - December 2021	39

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Secondary segments

Santander Corporate & Investment Banking	Underlying attributable profit
EUR 2,167 mn

Executive summary

Results (2021 vs 2020). % change in constant euros			Our strategic pillars
Strong profit and profitability improvement backed by total income growth across businesses and countries
Total income	Underlying profit	RoRWA
+10%	+26%	2.2%

Revenue growth by business and region*			Other highlights in the quarter

+10%
TOTAL
5,168
5,692
Other
Global Debt Financing
+14%
1,648
Global Transactional Banking
+1%
1,791
Markets
+12%
1,970
2020
2021

		+15%	Leading positions in the rankings of various products

		-4%	Project Finance	Export Finance	Debt Capital Markets (DCM)	Equity capital markets (ECM)
+10%
Project Finance Renewables Global
* EUR million and % change in constant euros

Unless otherwise indicated, changes are reported at constant exchange rates. In the tables below and in the appendix, these changes are included together with the changes at current exchange rates.
Strategy
SCIB continued to make headway in the execution of its strategy to strengthen its position as our clients' strategic advisor of choice, via specialized high value-added products and services, which enables us to optimize the return on capital.
In line with this strategy, SCIB is focused on high growth potential sectors that require a high degree of specialization.
Our ESG team was involved in a number of transactions in different sectors and markets. Of note was Plug Power's M&A deals to lead the hydrogen sector alongside Groupe Renault and Acciona; the issuance of the 2053 Green Gilt, to support the UK's environmental targets; or Vineyard Wind 1, the largest offshore wind farm ever built in the US.
The DSG (Digital Solutions Group) team, which was created in Q1'21 to support the development and digital transformation of our current and potential customer base, participated in several operations, including the IPO of Robinhood in the US, or the issuance of EIB's first Digital Bond, a transaction that was recognized by the Euromoney Global Awards for Excellence 2021 with the Financial Innovation Deal of the Year award.
Lastly, as part of our plans to continue to focus on geographic diversification and accelerate growth in the United States, Santander announced the acquisition of broker-dealer Amherst Pierpoint, a market-leading franchise in fixed income and structured products. This acquisition, which is still subject to regulatory approvals, will strengthen our product offering, value proposition and distribution capabilities in the United States, while boosting our global business through the incorporation of 230 experienced employees serving more than 1,300 institutional clients throughout the United States.

Regarding positioning, SCIB held leading positions in various product rankings:
•Project Finance y Export & Agency Finance ranked top 3 in Latin America and Europe by number of transactions, promoting renewable energies -Top 3 in Green Global- the cornerstone of the ESG strategy.
•In DCM (Debt Capital Markets) we are the market leaders in Spain and ranked top 5 by volume of corporate debt placed in Latin America.
•In ECM (Equity Capital Markets) we ranked top 3 in Latin America and top in Spain and Mexico.
In the quarter, SCIB received numerous awards in several categories, including Global Finance and Euromoney.

40	January - December 2021

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Secondary segments
Results
Underlying attributable profit in 2021 amounted to EUR 2,167 million, 21% more than in 2020 (20% of the Group's total operating areas). Excluding the exchange rate impact, profit rose 26%, mainly driven by GDF and Markets.
Revenue performance by business was as follows (in constant euros):
•Markets: 12% growth vs 2020. The markets business recorded strong revenue growth in 2021 underscored by positive management of trading books and sales to clients who we have continued to support with the structuring of hedging products, notably in the Iberian Peninsula, Asia, Argentina, Brazil and Chile. Solid performance of interest rate and foreign exchange hedging products, fixed income and lending activity, as well as equity derivatives.
•GDF (Global Debt Financing): Santander continued to support its clients in accessing liquidity sources, which was reflected in a substantial increase in funding volumes in the year. As a result, total income was 14% higher year-on-year. Of note was the change of strategy towards sustainable financing, both in the loan and bond markets. Of note were the first social project bond with Sacyr in Colombia and the sustainable bonds issued by the Kingdom of Spain, Republic of Chile, the European Investment Bank, among others.
•GTB (Global Transactional banking): total income increased 1% versus 2020. Cash Management improved during the year as transactional banking continued its recovery, with greater commercial activity in most of the division's countries. This offset the negative impact of low interest rates in some countries, however it looks as though rates will increase in 2022.
•CF (Corporate Finance): significant revenue growth (+44% vs 2020) driven by an increase in mergers and acquisitions (M&A) and equity capital markets (ECM) activity.
In M&A we focused on transactions with assets related to the energy transition and renewable electricity generation, including two transactions in the green hydrogen business where we advised Plug Power in the creation of a Joint Venture with Renault and another with Acciona Energía. In renewable energies, we advised the Canadian company Northland Power and the Italian company ENI in their acquisitions in Spain.

In the TMT sector, activity focused on advising on digital infrastructure transactions. SCIB acted as advisor in 3 sale processes of Fibre to the Home (FTTH) companies for Telefónica for a total value of more than USD 2.5 billion, which will contribute to greater digital inclusion in Chile, Brazil and Colombia.
The infrastructure M&A market recorded a positive year as well, with more than 15 global transactions. Of note was the purchase of the Spanish environmental services group Urbaser by Platinum Equity, and the sale of the last package of the RCO highway in Mexico by Goldman Sachs Infra, positioning SCIB as a reference advisor in both Iberia and Latin America, with leading positions in both rankings.
Sharp growth in ECM revenue, strengthening our leadership position in the main markets (Iberia, Brazil, Mexico and Poland) and having participated at the highest level in the main transactions of the year, most notably the IPO of Acciona Energía in Spain (EUR 1.5 billion - the largest offering in the European renewables sector), the IPO of Universal Music Group (EUR 20 billion - the largest spin-off in history), and the IPO of EXI, the largest equity offering made in Mexico since 2017.
Also of note was the exceptional performance in Brazil: 28 operations (16 IPOs and 12 primary share offerings), including: IPOs of Armac (BRL 1.5 billion) and Brisanet (BRL 1.4 billion) and the follow on of Lojas Renner (BRL 4 billion).
Operating expenses increased 15% compared to 2020 due to investments in products and franchises under development. However, efficiency was stable year-on-year and remained a benchmark in the sector (40%).
Sharp improvement in loan-loss provisions due to the significant increases recorded in 2020 related to the widespread macroeconomic deterioration caused by the pandemic. A better-than-expected economic environment at the beginning of 2021 allowed for the release of provisions and an improved credit outlook for the customer portfolio, which had an impact on the level of provisions recorded during the year.
Compared to the previous quarter, total income fell 4% and underlying attributable profit was 21% lower, mainly driven by the rise in costs and provisions.

SCIB. Underlying income statement
EUR million and % change
		/	Q3'21		/	2020
	Q4'21%		excl. FX	2021	%	excl. FX

Revenue	1,341	-5	-4	5,692	+7	+10
Expenses	-658	+15	+15	-2,301	+13	+15
Net operating income	682	-19	-17	3,392	+3	+7
LLPs	-55	+642	+641	-130	-72	-72
PBT	611	-26	-25	3,251	+21	+26
Underlying attrib. profit	423	-23	-21	2,167	+21	+26
Detailed financial information on page 71

January - December 2021	41

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Secondary segments

Wealth Management & Insurance	Underlying attributable profit
EUR 907 mn

Executive summary

Results (2021 vs. 2020). % change in constant euros				Growth drivers 2021
Solid performance across our three businesses
Total fee income generated	Total contribution to profit	Assets under management	RoRWA	Net new money	Net sales	Gross written premiums

+12%	+12%	+8%	7.4%	EUR 11.7 bn	EUR 8.0 bn	+4%
				(4.6% of total CAL)	(4.1% of SAM AuMs	vs. 2020

Total contribution to profit by business				Other highlights in the period
Constant EUR million (incl. fee income ceded to the Group)				Private Banking	SAM	Insurance

				Customer growth +8% vs. 2020	ESG AuMs EUR 11.3 bn	Fee income EUR 1,465 mn +13% vs. 2020
(Total WM&I: EUR 27.0 bn)

Unless otherwise indicated, changes are reported at constant exchange rates. In the tables below and in the appendix, these changes are included together with the changes at current exchange rates.
Commercial activity
Our objective remains becoming the best responsible Wealth & Protection Manager in Europe and Latin America. WM&I is one of the Group's growth drivers as total contribution to Group's profit increased 12%:
•In Private Baking, we continued to renew our product offering, with a particular focus on sustainable (ESG), alternative (private markets, real estate, venture capital) and thematic products. We also continued to grow our discretionary advisory service, to offer our clients value-added solutions tailored to their specific investment needs and risk profiles. These platforms recorded 20% growth in 2021.
As regards the ESG investment range, through both Santander Asset Management (SAM) and third-party products, assets under management exceeded EUR 18 billion, (classified according to Article 8 or 9 under the Sustainable Finance Disclosure Regulation -SFDR- or similar criteria applicable in Latin America), integrating a wide range of sustainability strategies.
Santander Future Wealth is our range of thematic funds and structured products, launched with the aim of bringing private banking customers closer to investing in innovation and disruptive technologies. This joint initiative with SAM has reached EUR 3.9 billion of investment funds since its launch. Our range of alternative products exceeded EUR 1.8 billion in both SAM and third-party funds (Hamilton Lane, Bain, Brookfield, Blackstone, Harbour Vest, Owl Rock and Everwood, among others).
Also of note was our Private Banking platform, with a large number of clients operating across countries and a shared business volume of EUR 9.9 billion (+34% versus 2020, mainly due to operations in Mexico, Brazil, the US and the UK).
This year we launched new digital private banking front-ends in Portugal and Spain and new manager front-ends in Poland.

Collaboration volumes
Constant EUR million

9,900

	〉	+34%
vs. 2020

•In Santander Asset Management, we continued to improve and complete our local and global product offering. Of note was the launch of Santander ON (Oriented to your needs), a range of solutions aimed at covering the different investment needs of our clients. This range follows a systematic and quantitative management methodology, including different investment themes and our ESG integration model.
The Santander GO product range continued to increase strongly, reaching EUR 3.8 billion and the hub in Luxembourg amounted to more than EUR 11.5 billion, serving all of Europe.
We made further headway in our ESG strategy, offering 29 ESG products globally, and assets under management close to EUR 11.3 billion. In addition, we are focused on strengthening our offering of products classified as article 8 (SFDR).
The range of alternative products aimed primarily at our institutional clients is becoming increasingly robust, with 5 funds already launched (Alternative Leasing, Private Debt fund of funds, Trade Finance EUR, Santander European Hospitality opportunities and Sancus Green Investments II SCR).

42	January - December 2021

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Secondary segments
As for operational and technological transformation, this year we fully implemented the Aladdin platform in all our countries and expect to launch our European Roboadvisor offering in Spain and Chile in 2022.
•In Insurance, we maintained a positive growth rate in premiums (+4% year-on-year) and our main growth driver continued to be the non-credit related business. Of note were the increases in net fee income, recording an overall growth of 13%.
Regarding our digital strategy, we strongly increased the number of insurance policies distributed through our digital channels, which doubled and now account for 17% of the total sales volumes.
Also noteworthy was the agreement with Allianz in Poland, through which we expect to strengthen our position in this market.
Positive performance in the motor vehicle insurance business, which already has a portfolio of close to 2 million policies, most of them on the Autocompara platform, and strong revenue growth (+27% compared to 2020).
Business performance
Total assets under management amounted to EUR 399 billion, 8% higher year-on-year, driven by the gradual recovery of activity since the months most affected by the health crisis.

Business performance: SAM and Private Banking
Constant EUR million

Total Assets Under Management
Funds and investment *
SAM
Private Banking
Custody of customer funds
Customer deposits
Customer loans

/ Sep-21	/ Dec-20
0%	+8%
+1%	+9%
+1%	+7%
+3%	+15%
-4%	+6%
+5%	+7%
+3%	+23%

Note: Total assets marketed and/or managed in 2021 and 2020.
(*) Total adjusted customer funds of private banking managed by SAM.

•In Private Banking, the volume of customer assets and liabilities reached EUR 253 billion. Net new money amounted to EUR 11.7 billion in 2021 (4.6% of total volume), and of note were the EUR 4.4 billion reached in funds. Net profit in 2021 was EUR 433 million, up 9% compared to 2020, primarily backed by growth in net fee income (+13%). Threshold Private Banking customers rose 8% to 117,000 clients.
•In SAM, total assets under management increased 7% compared to 2020 to EUR 194 billion. Cumulative net sales YTD remained at record highs at EUR 8 billion (4.1% of the total), mainly in Spain, Mexico, Luxembourg, Argentina and Poland. Total contribution to the Group's profit (including ceded fee income) was EUR 562 million, 16% higher year-on-year.
•In Insurance, the volume of gross written premiums in 2021 amounted to EUR 8.6 billion (+4% year-on-year), notably non-credit related protection business (+12%). As a consequence, total fee income rose 13% and the total contribution to profit (including ceded fee income) increased 12% year-on-year to EUR 1,318 million.
Results
Underlying attributable profit was EUR 907 million in 2021, up 10% year-on-year. Excluding the exchange rate impact, growth was 13%, as follows:
•Total income increased 9% mainly driven by the higher volume of assets under management, net fee income growth, and greater insurance protection activity. Total fee income generated, including fees ceded to the branch network amounted to EUR 3,397 million (+12% year-on-year) and represented 32% of the Group's total.

Total fee income generated
EUR million

3,397

	〉	+12%	32%
		vs. 2020	/ total Group

•Operating expenses were 5% higher than in 2020, due to the investments carried out together with higher costs related to increased commercial activity.
•Net operating income rose 11%.
The total contribution to the Group (including net profit and total fees generated net of tax) was EUR 2,313 million in 2021, 12% higher than in 2020.
Compared to the previous quarter, underlying attributable profit fell primarily due to higher other operating income from the insurance business, recorded in Q3. On the other hand, net interest income and net fee income continued to grow (+4% and +7%, respectively).

Total contribution to profit
EUR million and % change in constant euros
Q4'21		2021

	581		2,313
-10%	/ Q3'21	+12%	/ 2020

WM&I. Underlying income statement
EUR million and % change
		/	Q3'21		/	2020
	Q4'21%		excl. FX	2021	%	excl. FX

Revenue	529	-14	-14	2,166	+7	+9
Expenses	-234	+6	+6	-902	+4	+5
Net operating income	295	-25	-25	1,264	+9	+11
LLPs	-13	+118	+117	-27	-5	-5
PBT	281	-31	-30	1,247	+10	+13
Underlying attrib. profit	209	-28	-28	907	+10	+13
Detailed financial information on page 72

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Secondary segments

Underlying attributable profit
EUR -253 mn

Executive summary

PagoNxt	Merchant Acquiring
Combining our most innovative payments businesses into a single, autonomous company:	Through the expansion of our Getnet platform to become a leading global acquirer
	Total Payment Volumes	SAN banks w/Getnet	Total active merchants
	EUR 116 bn	6	1.2 mn

PagoNxt quarterly revenue performance	International Trade
Revenue of EUR 495 million in 2021 (+47%)*	For SMEs & Corporates who operate internationally and want state-of-the-art digital solutions
	SAN banks w/OneTrade		OneTrade active SMEs and Corporates

	8		>8,000
(*) % change in constant EUR

Unless otherwise indicated, changes are reported at constant exchange rates. In the tables below and in the appendix, these changes are included together with the changes at current exchange rates.
Strategy
PagoNxt aims to accelerate commerce for merchants and their connected ecosystem of customers and business partners. PagoNxt stronghold is in its digital commerce proposition for merchants and exposure to fast-growing markets, complemented by distinctive assets progressively connecting corporates and consumers. We fulfil this mission through:
•Our strong track record serving merchants through a digital commerce proposition. We serve merchants of different sizes according to their payment needs with a full suite of merchant service products including POS payments, e-commerce, omnichannel, with local and cross-border coverage. Additionally, we offer value-added solutions beyond merchant services, leveraging both our in-house product development and third-party providers.
•Reinforcing adjacencies to deliver value to businesses and consumers. We are developing solutions to expand our breadth of payment services and cover all aspects of the commerce network. Through the combination of two cutting edge platforms, One Trade and Ebury, PagoNxt already offers a comprehensive portfolio to serve the international trade needs of SMEs and institutions globally, providing them with a simple and secure solution to move money globally and helping them thrive without borders.
This is complemented by the instant payment capabilities of our Payments Hub. Similarly, on the consumer side, our Superdigital platform connects merchants with the underbanked and low-income population across Latin America through a low cost-to-serve model and innovative offering.

•Extracting value from our progressively integrated value proposition, leveraging our shared cloud-native, data-driven global payments platform. We operate a connected, real-time, flexible and highly scalable technology platform that is fully cloud, API-based, and enterprise-ready to ensure access to PagoNxt's latest features through a single integration. We process and generate insights to help our customers and their businesses leverage the full power of data and make data-driven decisions.
•Santander’s distribution network and open market capabilities. Our connection to Santander provides us with privileged access to 153 million customers and proven distribution capabilities, which allows us to scale up faster and reduce acquisition costs.
We are further expanding our global reach by leveraging the synergies with Santander’s existing presence and by developing open market distribution capabilities outside Santander’s footprint.
We ensure delivery speed through full autonomy and clear governance, as we operate completely independently, with our own people, culture, technology and operations.

Merchants
PagoNxt
Corporates & Institutions
Consumers

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Secondary segments
Business performance
PagoNxt was created at the end of 2020 as a global payments platform to bring Santander Group’s most innovative payment assets under one roof and build on the established Getnet franchise, with the aim to achieve a global leadership position in payments.
Since inception, we have had several important achievements:
•PagoNxt has become a standalone operation, with the talent, processes, and corporate governance that provide the necessary base for faster growth. The company has autonomous decision-making processes and counts on a diverse talent pool with a strong technological focus, where 60% of resources have technology backgrounds. We are investing to expand our payments offering, increase scale and enter high growth markets.
•Getnet, our payment solution for merchants, increased its footprint and achieved significant growth in 2021, reaching EUR 116 billion in Total Payments Volume (TPV) and 1.2 million active merchants, up 50% and 6% year-on-year, respectively.
In Latin America, Getnet continued its expansion, achieving TPV market shares of over 15% in Brazil and 15% in Mexico, and launched commercial operations in Chile and Uruguay. Getnet Brazil is now fully integrated into PagoNxt after the completion of its spin-off from Santander Brasil and subsequent listing. Likewise, Getnet Europe started to operate in the second half of the year as a pan-European acquirer, following the successful integration of former Wirecard's technology, and consolidating its position in Spain with a 14% TPV market share.
•PagoNxt's global technology platform has continued to increase its capabilities and scale:
–On the merchant side, our global platform added multiple new services (onboarding, digital PoS, alternative payment methods (APMs) and other payment schemes, for example). It was implemented in the EU, Argentina and Uruguay, and migration accelerated in other countries (e.g., 80% of transactions in Mexico have already been transferred).
–On the trade side, our One Trade value proposition expanded its international payments, FX and trade finance solutions for SMEs and institutions, and is already connected to 8 countries, providing, for example, instant payments in BRL in Brazil.
–Our Payments Hub platform complements that proposition with its ability to provide instant payments access to GBP and EUR schemes.
–On the consumer side, our Superdigital global platform completed developments to provide digital wallets and payments to the underbanked and low-income population and was rolled-out in Argentina. Initial launch of friends & family in Colombia and Peru.

Merchant
Active merchants			Total Payments Volume
Millions			EUR billion

		1.19
1.12	+6%			+50%	115.9

			77.4

Dec-20		Dec-21	2020		2021
Results
In 2021, underlying attributable profit decreased year-on-year to -EUR 253 million (-EUR 116 million in 2020).
This fall was driven by investments in developing projects and platforms, mainly in Trade, together with the integration of Wirecard's assets into Merchant in January 2021.
On the other hand, total income increased 39% in 2021, boosted by the strong jump in net fee income (+47% at constant exchange rates).

PagoNxt. Revenue performance
Constant EUR million

		495
338	+47%

2020		2021

This performance was backed by the recovery in activity in recent quarters, with volumes exceeding pre-pandemic levels, mainly in Merchant (strong increase in the number of transactions, merchants and total payments volumes in most of the countries).

PagoNxt. Underlying income statement
EUR million and % change
		/	Q3'21		/	2020
	Q4'21%		excl. FX	2021	%	excl. FX

Revenue	161	+12	+13	495	+39	+47
Expenses	-194	+7	+8	-673	+52	+57
Net operating income	-33	-9	-11	-178	+106	+96
LLPs	-3	+37	+42	-10	-17	-10
PBT	-35	-52	-52	-227	+124	+116
Underlying attrib. profit	-47	-41	-41	-253	+118	+114
Detailed financial information on page 72

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RESPONSIBLE BANKING

Santander Responsible Banking targets

We delivered on the six Responsible Banking targets set in 2019 to be met by 2021:
More information available at our corporate web.
Note: 2021 provisional and not audited data

2021 Highlights

☑ Santander announced its ambition to achieve net zero carbon emissions across the group by 2050, is a founding member of the Net Zero Banking Alliance and set the first decarbonization goals regarding the thermal coal and power generation portfolios.
☑ Santander Asset Management was the first asset manager in Spain to join the Net Zero Asset Managers initiative, committing to a 50% reduction in emissions from assets under management by 2030.
☑ By joining the Partnership for Carbon Accounting in the Financial Industry (PCAF), we seek to apply the reference methodology for calculating financed emissions.
☑ Our financial inclusion proposition exceeded 7 million empowered people. In 2021, it was launched in Peru, Colombia and Chile. In addition, Santander Universities celebrated its 25th anniversary.
We continue working to become a more sustainable bank, embedding ESG in our culture, management and operations. Of note among the implemented initiatives were:

Environmental
♣ Santander reached EUR 60.7 billion in green finance1, making progress towards our commitment to reach EUR 120 billion by 2025 and EUR 220 million by 2030 to support customers in their green transition.
♣ We also strengthened the sustainable finance value proposition in retail banking and developed a sustainable finance classification system (SFCS) that sets the criteria for classifying the financing we grant as green and social.
♣ Significant increase recorded in 2021 regarding activities such as electric vehicle financing (+207% compared to 2020: 96,112 vehicles and EUR 2,633 million). It is also worth highlighting our top positions in league tables, ranking top 10 according to Dealogic and Bloomberg in terms of the global number of renewable energy financings, ESG loans in Europe and ESG bond issuances in Europe and Latin America.
♣ In investment products, assets under management reached EUR 27 billion in ESG funds. In 2021, Santander issued its third green bond, for EUR 1 billion, to finance wind and solar projects, and published the report on green bonds issued up to 31 December 2020.

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Social
t Santander Finance for All exceeded 7 million people using inclusion and financial empowerment initiatives since 2019, of which 1.4 million were helped through Microfinance programmes, exceeding EUR 500 million of credit to microentrepreneurs granted in 2021, to start or grow their businesses. In the year, we rolled out new microfinance programmes in Peru, Colombia and Chile, now available in eight countries.
t We continued to invest in the communities where we operate. For 25 years, Santander Universidades has been supporting education, jobs and entrepreneurship, helping over 630,000 students, professionals and SMEs by investing more than EUR 2 billion. In the quarter, we rolled out Santander X | Finance for all, for startups that support financial inclusion to come up with innovative, scalable solutions that open up banking products and services to everyone.

Governance
❖ The 2021 materiality exercise included a process of active listening to all stakeholders: more than 9,000 surveys of individuals, interviews with investors and NGOs, and surveys and workshops with nearly 2,000 employees.
❖ The board of directors approved the Responsible Banking Framework (the highest internal regulatory document) and in 2021 the Responsible Banking Forum, the executive governance body that guides the agenda and arising from the merger of two previous Steerings of Culture and Inclusive and Sustainable Growth, was established. In addition, ESG criteria were included in the remuneration of all Group employees.
❖ In ESG training, we defined a model structured in three levels of knowledge, ranging from basic training aimed at all employees (level 1) to certifications for specific groups (level 3). In the quarter, an Introduction to Sustainability/ ESG course was launched, open to all employees.

2021 Awards
Our efforts were recognized by ESG analysts:
☑ Santander has featured in the Dow Jones Sustainability Index for the last 21 years and improved its rating in MSCI (AA), Sustainalytics (23.9) and CDP (A-). In addition, we were the world's top bank in the Bloomberg Gender-Equality Index 2022.
☑ In 2021, Banco Santander was among world’s top 25 best workplaces according to Great Place to Work, and among the top 10 best places to work for in six countries where we operate.
☑ We were named Best Bank for Financial Inclusion, Best Bank for Sustainable Finance in Latin America and Best Private Bank in ESG by Euromoney.

(1) Aggregated data 2019-2021. Unaudited 2021 provisional monitoring data.

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CORPORATE GOVERNANCE

A responsible bank has a solid governance model with well-defined functions, it manages risks and opportunities prudently and defines its long-term strategy looking out for the interests of all its stakeholders and society in general

àChanges in the board of directors
Mr Sergio Rial, has left his executive functions as Regional head of South America and CEO of Banco Santander (Brasil), S.A. changing his status from executive to non-executive director.

àChanges in the composition of the board committees
Ms Gina Díez joined the nomination committee as a member on 22 December.

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SANTANDER SHARE
In applying the shareholder remuneration policy for 2021, the Bank paid an interim cash dividend against 2021 results totalling EUR 4.85 cents per share. Additionally, a share buyback programme was carried out for a total of EUR 841 million, acquiring 259,930,273 own shares, equivalent to 1.499% of share capital.
The reduction in share capital via the redemption of shares is expected to be submitted for approval at the 2022 Annual General Meeting (AGM).
In accordance with the current policy of total remuneration of approximately 40% of underlying profit, split equally between cash dividends and share buybacks, the board will make a proposal regarding the remaining shareholder remuneration against 2021 results to the AGM, the final terms of which will be disclosed when the AGM is called.
à Share price performance
The Santander share is listed in five markets, in Spain, Mexico and Poland as an ordinary share, in the US as an ADR and in the UK as a CDI. The global economy experienced a strong recovery this year thanks to the progress of vaccination programmes, that allowed the opening of economic activity and mobility, in a context of excess liquidity and expansionary fiscal policies. This positive performance, despite uncertainties regarding the surge of new covid-19 variants, favoured the rise in commodity prices and increased inflationary pressures, which rebounded in the US and the Eurozone to the highest levels in a decade.
This environment led to a widespread withdrawal of monetary stimuli by central banks in mature economies, each at its own pace. Given the strength of the labour market and high inflation, the Bank of England raised interest rates to 0.25% while the Fed announced its intention to start raising rates no later than mid-2022. On the other hand, the ECB is limiting the withdrawal of stimuli to liquidity, not interest rates, by reducing its purchase programmes.
The main global equity markets ended December with significant aggregate gains in the year. The banking sector recorded an overall better performance, benefitting from the lifting of restrictions on dividend payments, favourable results of the US bank stress tests, and the improvement of the outlook for most European banks. the DJ Stoxx Banks rose 34.0% while the MSCI World Banks rose 22.6%, compared to the Ibex 35 7.9% increase and the DJ Stoxx 50 22.8% growth. Santander recorded a rise of 15.9%.

Share price

START 31/12/2020	END 31/12/2021
€2.538	€2.941

Maximum 03/06/2021	Minimum 28/01/2021
€3.509	€2.375

Comparative share performance

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àMarket capitalization and trading
As at 30 December 2021, Santander was the second largest bank in the Eurozone by market capitalization and the 34th in the world among financial entities (EUR 50,990 million).
The share’s weighting in the DJ Stoxx Banks index was 6.5% and 10.9% in the DJ Euro Stoxx Banks. In the domestic market, its weight in the Ibex 35 as at end December was 10.7%.
A total of 13,484 million shares were traded in the period for an effective value of EUR 41,195 million and a liquidity ratio of 78%.
The daily trading volume was 52.7 million shares with an effective value of EUR 161 million.

àShareholder base
The total number of Santander shareholders at 30 December 2021 was 3,936,922, of which 3,502,246 were European (76.09% of the capital stock) and 423,318 from the Americas (22.44% of the capital stock).
Excluding the board, which holds 1.05% of the Bank’s capital stock, retail shareholders account for 39.63% and institutional shareholders account for 59.32%.

Share capital distribution by geographic area
December 2021
The Americas	Europe	Other
22.44%	76.09%	1.47%

2nd	Bank in the Eurozone by market capitalization
EUR 50,990 million

The Santander share
December 2021

Shares and trading data
Shares (number)	17,340,641,302
Average daily turnover (number of shares)	52,671,528
Share liquidity (%)	78
(Number of shares traded during the year / number of shares)

Stock market indicators
Price / Tangible book value (X)	0.71
Free float (%)	98.40

Share capital distribution by type of shareholder
December 2021

Institutions
59.32%

Board *
1.05%

Retail
39.63%

(*) Shares owned or represented by directors.

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2021 A P P E N D I X

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Group financial information

Net fee income. Consolidated
EUR million
	Q4'21	Q3'21	Change (%)	2021	2020	Change (%)
Fees from services	1,563	1,412	10.7	5,818	5,648	3.0
Wealth management and marketing of customer funds	898	968	(7.2)	3,649	3,416	6.8
Securities and custody	231	261	(11.5)	1,035	951	8.8
Net fee income	2,692	2,641	1.9	10,502	10,015	4.9

Underlying operating expenses. Consolidated
EUR million
	Q4'21	Q3'21	Change (%)	2021	2020	Change (%)
Staff costs	3,011	2,767	8.8	11,216	10,761	4.2
Other general administrative expenses	1,934	1,951	(0.9)	7,443	7,404	0.5
Information technology	586	548	6.9	2,182	2,075	5.2
Communications	102	100	2.0	401	473	(15.2)
Advertising	146	131	11.5	510	517	(1.4)
Buildings and premises	180	187	(3.7)	699	725	(3.6)
Printed and office material	24	24	—	90	100	(10.0)
Taxes (other than tax on profits)	164	130	26.2	558	534	4.5
Other expenses	732	831	(11.9)	3,003	2,980	0.8
Administrative expenses	4,945	4,718	4.8	18,659	18,165	2.7
Depreciation and amortization	692	683	1.3	2,756	2,802	(1.6)
Operating expenses	5,637	5,401	4.4	21,415	20,967	2.1

Operating means. Consolidated
	Employees			Branches
	Dec-21	Dec-20	Change	Dec-21	Dec-20	Change
Europe	60,941	69,032	(8,091)	3,242	4,494	(1,252)
Spain	23,035	26,961	(3,926)	1,947	2,939	(992)
United Kingdom	18,684	22,028	(3,344)	450	564	(114)
Portugal	5,069	6,336	(1,267)	393	477	(84)
Poland	9,718	10,582	(864)	440	502	(62)
Other	4,435	3,125	1,310	12	12	—
North America	43,595	38,706	4,889	1,859	1,958	(99)
US	15,674	16,125	(451)	488	585	(97)
Mexico	27,266	22,246	5,020	1,371	1,373	(2)
Other	655	335	320	—	—	—
South America	74,970	65,587	9,383	4,469	4,431	38
Brazil	52,871	43,258	9,613	3,614	3,571	43
Chile	10,574	10,835	(261)	326	346	(20)
Argentina	8,620	9,159	(539)	411	408	3
Other	2,905	2,335	570	118	106	12
Digital Consumer Bank	15,840	16,172	(332)	309	353	(44)
Corporate Centre	1,724	1,692	32
Total Group	197,070	191,189	5,881	9,879	11,236	(1,357)

Underlying net loan-loss provisions. Consolidated
EUR million
	Q4'21	Q3'21	Change (%)	2021	2020	Change (%)
Non-performing loans	1,918	2,548	(24.7)	8,819	13,403	(34.2)
Country-risk	1	—	—	—	(9)	(100.0)
Recovery of written-off assets	(456)	(328)	39.0	(1,383)	(1,221)	13.3
Net loan-loss provisions	1,463	2,220	(34.1)	7,436	12,173	(38.9)

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Group financial information

Loans and advances to customers. Consolidated
EUR million
			Change
	Dec-21	Dec-20	Absolute	%	Dec-19
Commercial bills	49,603	37,459	12,144	32.4	37,753
Secured loans	541,704	503,014	38,690	7.7	513,929
Other term loans	270,226	269,143	1,083	0.4	267,154
Finance leases	38,503	36,251	2,252	6.2	35,788
Receivable on demand	10,304	7,903	2,401	30.4	7,714
Credit cards receivable	20,397	19,507	890	4.6	23,876
Impaired assets	31,645	30,815	830	2.7	32,543
Gross loans and advances to customers (excl. reverse repos)	962,382	904,092	58,290	6.4	918,757
Reverse repos	33,264	35,702	(2,438)	(6.8)	45,703
Gross loans and advances to customers	995,646	939,794	55,852	5.9	964,460
Loan-loss allowances	22,964	23,595	(631)	(2.7)	22,242
Loans and advances to customers	972,682	916,199	56,483	6.2	942,218

Total funds. Consolidated
EUR million
			Change
	Dec-21	Dec-20	Absolute	%	Dec-19
Demand deposits	717,728	642,897	74,831	11.6	588,533
Time deposits	164,259	171,939	(7,680)	(4.5)	196,921
Mutual funds	188,096	164,802	23,294	14.1	180,405
Customer funds	1,070,083	979,638	90,445	9.2	965,859
Pension funds	16,078	15,577	501	3.2	15,878
Managed portfolios	31,138	26,438	4,700	17.8	30,117
Repos	36,357	34,474	1,883	5.5	38,911
Total funds	1,153,656	1,056,127	97,529	9.2	1,050,765

Eligible capital (phased-in) [1]. Consolidated
EUR million
			Change
	Dec-21	Dec-20	Absolute	%	Dec-19
Capital stock and reserves	114,806	125,449	(10,643)	(8.5)	120,260
Attributable profit	8,124	(8,771)	16,896	—	6,515
Dividends	(1,731)	(478)	(1,253)	262.1	(3,423)
Other retained earnings	(34,395)	(35,345)	949	(2.7)	(25,385)
Minority interests	6,736	6,669	67	1.0	6,441
Goodwill and intangible assets	(16,064)	(15,711)	(353)	2.2	(28,478)
Other deductions	(5,076)	(2,415)	(2,661)	110.2	(5,432)
Core CET1	72,402	69,399	3,003	4.3	70,497
Preferred shares and other eligible tier 1	10,050	9,102	948	10.4	9,039
Tier 1	82,452	78,501	3,951	5.0	79,536
Generic funds and eligible tier 2 instruments	14,865	12,514	2,351	18.8	11,531
Eligible capital	97,317	91,015	6,302	6.9	91,067
Risk-weighted assets	578,930	562,580	16,350	2.9	605,244

CET1 capital ratio	12.51	12.34	0.17		11.65
Tier 1 capital ratio	14.24	13.95	0.29		13.14
Total capital ratio	16.81	16.18	0.63		15.05
(1) The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Regulation on Capital Requirements (CRR) and subsequent amendments introduced by Regulation 2020/873 of the European Union. Additionally, the Tier 1 and total phased-in capital ratios include the transitory treatment according to chapter 2, title 1, part 10 of the aforementioned CRR.

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Financial information by segment

EUROPE						Q
EUR million
		/	Q3'21		/	2020
Underlying income statement	Q4'21%		% excl. FX	2021	%	% excl. FX
Net interest income	2,812	2.5	2.2	10,952	10.5	9.5
Net fee income	1,108	2.7	2.6	4,344	8.6	8.6
Gains (losses) on financial transactions (1)	186	83.0	84.7	755	(13.1)	(12.7)
Other operating income	(93)	—	—	261	—	—
Total income	4,013	(4.6)	(4.9)	16,312	11.2	10.5
Administrative expenses and amortizations	(2,127)	3.8	3.5	(8,318)	0.5	(0.2)
Net operating income	1,886	(12.7)	(12.9)	7,994	24.9	24.5
Net loan-loss provisions	(416)	(38.4)	(38.3)	(2,294)	(31.4)	(31.7)
Other gains (losses) and provisions	(436)	68.8	69.7	(1,289)	32.9	32.5
Profit before tax	1,034	(15.7)	(16.2)	4,411	111.6	111.0
Tax on profit	(329)	0.3	(0.2)	(1,362)	129.4	129.1
Profit from continuing operations	705	(21.5)	(22.1)	3,049	104.6	103.8
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	705	(21.5)	(22.1)	3,049	104.6	103.8
Non-controlling interests	(20)	(37.3)	(42.9)	(71)	(9.0)	(6.1)
Underlying attributable profit to the parent	685	(21.0)	(21.3)	2,978	110.8	109.7

Balance sheet
Loans and advances to customers	590,610	—	(1.0)	590,610	4.8	1.6
Cash, central banks and credit institutions	256,433	3.7	3.1	256,433	20.1	17.8
Debt instruments	67,068	(5.2)	(5.5)	67,068	(17.5)	(18.2)
Other financial assets	37,250	(22.9)	(23.0)	37,250	(22.9)	(23.0)
Other asset accounts	29,793	(2.0)	(2.5)	29,793	(17.0)	(18.5)
Total assets	981,153	(0.7)	(1.4)	981,153	4.1	1.6
Customer deposits	619,486	1.7	0.9	619,486	6.4	3.5
Central banks and credit institutions	193,307	(0.7)	(1.2)	193,307	15.7	14.1
Marketable debt securities	73,629	(2.4)	(3.6)	73,629	(12.6)	(16.1)
Other financial liabilities	38,706	(24.2)	(24.3)	38,706	(29.2)	(29.4)
Other liabilities accounts	10,929	(2.5)	(3.1)	10,929	(7.3)	(9.6)
Total liabilities	936,056	(0.6)	(1.3)	936,056	4.0	1.5
Total equity	45,097	(2.7)	(3.4)	45,097	5.8	3.3

Memorandum items:
Gross loans and advances to customers (2)	575,983	1.5	0.6	575,983	6.0	2.9
Customer funds	711,799	2.5	1.7	711,799	8.5	6.1
Customer deposits (3)	603,739	2.5	1.6	603,739	7.2	4.5
Mutual funds	108,060	2.3	2.1	108,060	16.2	15.6

Ratios (%), operating means and customers
Underlying RoTE	6.56	(1.80)		7.36	3.75
Efficiency ratio	53.0	4.3		51.0	(5.4)
NPL ratio	3.12	(0.03)		3.12	(0.22)
Total coverage ratio	49.44	(1.6)		49.4	(0.9)
Number of employees	60,941	(2.6)		60,941	(11.7)
Number of branches	3,242	(0.7)		3,242	(27.9)
Number of loyal customers (thousands)	10,286	0.9		10,286	2.6
Number of digital customers (thousands)	16,216	2.1		16,216	6.0
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

54	January - December 2021

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Financial information by segment

Spain				Q
EUR million
		/ Q3'21		/ 2020
Underlying income statement	Q4'21%		2021	%
Net interest income	985	1.0	3,994	0.9
Net fee income	661	7.2	2,482	7.3
Gains (losses) on financial transactions (1)	201	110.5	552	(29.3)
Other operating income	(200)	—	(21)	(92.0)
Total income	1,647	(12.5)	7,006	3.3
Administrative expenses and amortizations	(803)	(1.8)	(3,340)	(7.4)
Net operating income	844	(20.6)	3,666	15.5
Net loan-loss provisions	(443)	(1.2)	(1,833)	(8.4)
Other gains (losses) and provisions	(88)	(45.4)	(526)	14.6
Profit before tax	312	(31.1)	1,307	82.7
Tax on profit	(85)	(24.5)	(350)	75.9
Profit from continuing operations	227	(33.2)	957	85.3
Net profit from discontinued operations	—	—	—	—
Consolidated profit	227	(33.2)	957	85.3
Non-controlling interests	—	—	—	86.8
Underlying attributable profit to the parent	227	(33.2)	957	85.3

Balance sheet
Loans and advances to customers	195,041	1.0	195,041	0.4
Cash, central banks and credit institutions	142,040	6.7	142,040	25.1
Debt instruments	13,915	(12.3)	13,915	(35.7)
Other financial assets	2,550	3.7	2,550	(4.5)
Other asset accounts	17,712	0.4	17,712	(21.1)
Total assets	371,258	2.5	371,258	4.7
Customer deposits	265,004	2.9	265,004	5.4
Central banks and credit institutions	52,855	4.5	52,855	9.4
Marketable debt securities	25,428	(1.6)	25,428	(2.5)
Other financial liabilities	7,937	(7.7)	7,937	(15.1)
Other liabilities accounts	4,147	2.5	4,147	0.9
Total liabilities	355,371	2.5	355,371	4.8
Total equity	15,887	1.8	15,887	3.7

Memorandum items:
Gross loans and advances to customers (2)	201,549	1.0	201,549	0.4
Customer funds	345,298	2.9	345,298	7.6
Customer deposits (3)	265,004	2.9	265,004	5.4
Mutual funds	80,295	2.7	80,295	15.5

Ratios (%), operating means and customers
Underlying RoTE	5.92	(3.09)	6.33	3.04
Efficiency ratio	48.8	5.3	47.7	(5.5)
NPL ratio	5.77	(0.22)	5.77	(0.46)
Total coverage ratio	52.2	3.4	52.2	5.1
Number of employees	23,035	—	23,035	(14.6)
Number of branches	1,947	(0.1)	1,947	(33.8)
Number of loyal customers (thousands)	2,772	0.7	2,772	4.9
Number of digital customers (thousands)	5,412	2.2	5,412	3.4
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - December 2021	55

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Financial information by segment

United Kingdom						Q
EUR million
		/	Q3'21		/	2020
Underlying income statement	Q4'21%		% excl. FX	2021	%	% excl. FX
Net interest income	1,163	(0.4)	(1.3)	4,431	26.5	22.3
Net fee income	82	(27.8)	(28.9)	434	(12.3)	(15.2)
Gains (losses) on financial transactions (1)	(10)	—	—	(8)	(59.4)	(60.8)
Other operating income	3	(0.9)	(1.9)	6	419.7	402.4
Total income	1,238	(5.0)	(5.9)	4,863	22.2	18.1
Administrative expenses and amortizations	(655)	2.7	1.8	(2,592)	2.1	(1.3)
Net operating income	583	(12.3)	(13.2)	2,271	57.6	52.4
Net loan-loss provisions	178	—	—	245	—	—
Other gains (losses) and provisions	(187)	383.0	384.9	(319)	24.6	20.5
Profit before tax	575	(8.1)	(9.0)	2,197	332.2	317.9
Tax on profit	(149)	(14.0)	(14.9)	(627)	435.9	418.1
Profit from continuing operations	425	(5.8)	(6.7)	1,570	301.2	287.9
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	425	(5.8)	(6.7)	1,570	301.2	287.9
Non-controlling interests	—	—	—	—	—	—
Underlying attributable profit to the parent	425	(5.8)	(6.7)	1,570	301.2	287.9

Balance sheet
Loans and advances to customers	261,414	(0.2)	(2.3)	261,414	4.7	(2.1)
Cash, central banks and credit institutions	72,499	20.2	17.7	72,499	33.2	24.6
Debt instruments	7,832	(2.5)	(4.5)	7,832	(32.0)	(36.4)
Other financial assets	389	(28.2)	(29.7)	389	(45.4)	(49.0)
Other asset accounts	5,667	(8.0)	(10.0)	5,667	(30.7)	(35.2)
Total assets	347,801	3.2	1.1	347,801	7.1	0.2
Customer deposits	242,739	—	(2.1)	242,739	4.7	(2.1)
Central banks and credit institutions	44,086	43.6	40.6	44,086	114.1	100.3
Marketable debt securities	40,796	(2.5)	(4.5)	40,796	(20.2)	(25.4)
Other financial liabilities	2,558	(11.6)	(13.5)	2,558	10.5	3.3
Other liabilities accounts	2,442	(24.0)	(25.6)	2,442	(45.8)	(49.3)
Total liabilities	332,620	3.5	1.3	332,620	7.1	0.2
Total equity	15,181	(2.6)	(4.6)	15,181	7.3	0.3

Memorandum items:
Gross loans and advances to customers (2)	247,775	1.6	(0.5)	247,775	7.4	0.5
Customer funds	237,780	1.6	(0.5)	237,780	7.0	0.1
Customer deposits (3)	228,790	1.5	(0.6)	228,790	6.7	(0.1)
Mutual funds	8,991	4.2	2.0	8,991	13.3	5.9

Ratios (%), operating means and customers
Underlying RoTE	12.18	(0.99)		11.71	8.69
Efficiency ratio	52.9	3.9		53.3	(10.5)
NPL ratio	1.43	0.16		1.43	0.19
Total coverage ratio	25.8	(10.8)		25.8	(18.9)
Number of employees	18,684	(6.6)		18,684	(15.2)
Number of branches	450	—		450	(20.2)
Number of loyal customers (thousands)	4,389	(0.2)		4,389	(1.4)
Number of digital customers (thousands)	6,635	1.6		6,635	5.9
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

56	January - December 2021

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Financial information by segment

Portugal				Q
EUR million
		/ Q3'21		/ 2020
Underlying income statement	Q4'21%		2021	%
Net interest income	181	(1.9)	751	(4.6)
Net fee income	116	0.8	441	13.7
Gains (losses) on financial transactions (1)	(9)	413.5	142	27.4
Other operating income	11	(16.4)	8	(21.8)
Total income	300	(3.9)	1,341	3.5
Administrative expenses and amortizations	(134)	(4.5)	(563)	(4.7)
Net operating income	166	(3.5)	778	10.3
Net loan-loss provisions	57	—	(38)	(80.5)
Other gains (losses) and provisions	(1)	(65.9)	(26)	(9.2)
Profit before tax	222	53.2	714	47.8
Tax on profit	(78)	74.4	(231)	59.8
Profit from continuing operations	144	43.7	483	42.6
Net profit from discontinued operations	—	—	—	—
Consolidated profit	144	43.7	483	42.6
Non-controlling interests	—	45.9	(1)	171.9
Underlying attributable profit to the parent	143	43.7	482	42.4

Balance sheet
Loans and advances to customers	39,280	0.3	39,280	3.2
Cash, central banks and credit institutions	9,692	5.6	9,692	66.6
Debt instruments	8,489	(3.0)	8,489	(26.6)
Other financial assets	1,586	1.3	1,586	6.7
Other asset accounts	1,209	(9.0)	1,209	(18.0)
Total assets	60,257	0.4	60,257	3.2
Customer deposits	42,371	1.3	42,371	6.2
Central banks and credit institutions	9,410	(0.8)	9,410	(5.7)
Marketable debt securities	2,633	(0.7)	2,633	4.5
Other financial liabilities	236	8.0	236	(5.5)
Other liabilities accounts	1,344	(19.6)	1,344	(18.2)
Total liabilities	55,994	0.3	55,994	3.2
Total equity	4,264	2.8	4,264	3.0

Memorandum items:
Gross loans and advances to customers (2)	40,262	0.1	40,262	3.1
Customer funds	46,711	1.6	46,711	8.3
Customer deposits (3)	42,371	1.3	42,371	6.2
Mutual funds	4,340	4.2	4,340	33.4

Ratios (%), operating means and customers
Underlying RoTE	13.80	4.01	11.85	3.12
Efficiency ratio	44.7	(0.3)	42.0	(3.6)
NPL ratio	3.44	—	3.44	(0.45)
Total coverage ratio	71.7	(3.9)	71.7	5.2
Number of employees	5,069	(11.3)	5,069	(20.0)
Number of branches	393	(1.0)	393	(17.6)
Number of loyal customers (thousands)	860	1.9	860	6.0
Number of digital customers (thousands)	1,000	2.0	1,000	7.5
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - December 2021	57

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Financial information by segment

Poland						Q
EUR million
		/	Q3'21		/	2020
Underlying income statement	Q4'21%		% excl. FX	2021	%	% excl. FX
Net interest income	309	23.1	24.2	1,049	1.2	4.0
Net fee income	132	(0.3)	0.8	518	14.5	17.7
Gains (losses) on financial transactions (1)	14	(37.0)	(35.9)	77	(14.2)	(11.8)
Other operating income	12	—	—	2	—	—
Total income	467	15.4	16.5	1,646	8.0	11.0
Administrative expenses and amortizations	(179)	10.8	11.9	(663)	5.3	8.2
Net operating income	288	18.5	19.6	984	10.0	13.0
Net loan-loss provisions	(39)	(16.9)	(15.7)	(200)	(39.4)	(37.7)
Other gains (losses) and provisions	(150)	169.8	170.5	(404)	106.8	112.5
Profit before tax	99	(29.6)	(28.7)	380	2.8	5.6
Tax on profit	(46)	22.4	23.4	(150)	15.5	18.7
Profit from continuing operations	53	(48.6)	(47.8)	230	(4.1)	(1.4)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	53	(48.6)	(47.8)	230	(4.1)	(1.4)
Non-controlling interests	(17)	(47.7)	(46.9)	(69)	(11.1)	(8.6)
Underlying attributable profit to the parent	36	(49.0)	(48.2)	161	(0.7)	2.0

Balance sheet
Loans and advances to customers	29,817	3.1	3.0	29,817	6.4	7.3
Cash, central banks and credit institutions	2,968	69.9	69.9	2,968	16.9	17.8
Debt instruments	15,082	3.3	3.3	15,082	7.7	8.6
Other financial assets	503	(38.9)	(39.0)	503	(48.7)	(48.3)
Other asset accounts	1,419	11.1	11.0	1,419	5.8	6.7
Total assets	49,788	5.1	5.1	49,788	6.2	7.1
Customer deposits	37,919	4.6	4.6	37,919	8.8	9.7
Central banks and credit institutions	3,312	65.0	64.9	3,312	26.7	27.8
Marketable debt securities	1,618	(16.8)	(16.8)	1,618	(23.3)	(22.7)
Other financial liabilities	692	(21.8)	(21.8)	692	(30.3)	(29.7)
Other liabilities accounts	1,529	26.4	26.3	1,529	24.1	25.1
Total liabilities	45,071	6.6	6.5	45,071	7.8	8.7
Total equity	4,717	(7.0)	(7.1)	4,717	(7.0)	(6.3)

Memorandum items:
Gross loans and advances to customers (2)	30,657	2.3	2.3	30,657	5.5	6.4
Customer funds	42,325	3.1	3.1	42,325	8.8	9.7
Customer deposits (3)	37,919	4.6	4.6	37,919	8.8	9.7
Mutual funds	4,406	(8.1)	(8.2)	4,406	9.5	10.4

Ratios (%), operating means and customers
Underlying RoTE	4.67	(3.93)		5.00	(0.05)
Efficiency ratio	38.4	(1.6)		40.2	(1.0)
NPL ratio	3.61	(0.73)		3.61	(1.13)
Total coverage ratio	73.9	(0.6)		73.9	3.2
Number of employees	9,718	(0.6)		9,718	(8.2)
Number of branches	440	(3.9)		440	(12.4)
Number of loyal customers (thousands)	2,266	2.8		2,266	7.1
Number of digital customers (thousands)	2,998	2.8		2,998	8.8
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

58	January - December 2021

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Financial information by segment

Other Europe
EUR million
		/	Q3'21		/	2020
Underlying income statement	Q4'21%		% excl. FX	2021	%	% excl. FX
Net interest income	174	5.0	4.1	726	15.9	16.7
Net fee income	117	15.4	13.6	470	33.9	35.2
Gains (losses) on financial transactions (1)	(10)	(69.5)	(69.0)	(8)	(91.0)	(91.2)
Other operating income	80	9.3	7.5	267	29.9	29.9
Total income	361	17.3	16.1	1,455	33.5	34.6
Administrative expenses and amortizations	(356)	22.5	21.3	(1,161)	27.7	28.7
Net operating income	5	(71.3)	(75.7)	294	62.5	64.1
Net loan-loss provisions	(169)	10.3	10.5	(468)	226.2	225.9
Other gains (losses) and provisions	(9)	—	—	(13)	(56.4)	(56.2)
Profit before tax	(173)	27.2	28.9	(187)	—	—
Tax on profit	30	(26.8)	(25.7)	(4)	10.4	9.5
Profit from continuing operations	(143)	50.4	52.3	(191)	—	—
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(143)	50.4	52.3	(191)	—	—
Non-controlling interests	(2)	—	—	(1)	—	—
Underlying attributable profit to the parent	(146)	54.5	53.3	(191)	—	—

Balance sheet
Loans and advances to customers	65,058	(4.0)	(4.4)	65,058	21.6	19.9
Cash, central banks and credit institutions	29,234	(32.1)	(32.3)	29,234	(21.5)	(22.3)
Debt instruments	21,748	(7.5)	(7.5)	21,748	(3.4)	(3.4)
Other financial assets	32,222	(25.0)	(25.0)	32,222	(24.1)	(24.2)
Other asset accounts	3,785	(5.3)	(5.8)	3,785	53.8	47.6
Total assets	152,049	(16.1)	(16.3)	152,049	(3.9)	(4.7)
Customer deposits	31,452	2.4	2.2	31,452	29.4	28.4
Central banks and credit institutions	83,644	(17.9)	(18.2)	83,644	(2.2)	(3.3)
Marketable debt securities	3,154	(1.5)	(1.5)	3,154	34.1	34.1
Other financial liabilities	27,283	(29.0)	(29.1)	27,283	(34.6)	(34.7)
Other liabilities accounts	1,468	37.3	37.2	1,468	399.3	395.8
Total liabilities	147,000	(16.2)	(16.3)	147,000	(4.7)	(5.4)
Total equity	5,048	(14.8)	(15.3)	5,048	28.0	25.1

Memorandum items:
Gross loans and advances to customers (2)	55,740	3.7	3.2	55,740	27.2	25.0
Customer funds	39,684	4.5	4.3	39,684	28.9	28.2
Customer deposits (3)	29,655	5.5	5.2	29,655	31.7	30.6
Mutual funds	10,029	1.8	1.8	10,029	21.4	21.4

Resources
Number of employees	4,435	9.8		4,435	41.9
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - December 2021	59

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Financial information by segment

NORTH AMERICA						Q
EUR million
		/	Q3'21		/	2020
Underlying income statement	Q4'21%		% excl. FX	2021	%	% excl. FX
Net interest income	2,119	2.4	0.5	8,204	(3.1)	(1.4)
Net fee income	397	2.7	1.5	1,644	(2.4)	(1.3)
Gains (losses) on financial transactions (1)	24	(65.8)	(68.0)	224	(10.6)	(9.9)
Other operating income	180	(28.5)	(32.1)	914	45.3	51.6
Total income	2,720	(2.1)	(4.1)	10,986	(0.4)	1.4
Administrative expenses and amortizations	(1,349)	5.8	4.0	(4,967)	6.2	8.1
Net operating income	1,371	(8.9)	(11.0)	6,019	(5.3)	(3.5)
Net loan-loss provisions	(115)	(77.3)	(78.8)	(1,210)	(69.1)	(68.4)
Other gains (losses) and provisions	(96)	153.9	151.6	(145)	9.6	11.8
Profit before tax	1,160	20.9	18.7	4,664	102.2	104.5
Tax on profit	(247)	32.1	30.0	(1,056)	84.1	86.4
Profit from continuing operations	913	18.2	15.9	3,609	108.1	110.5
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	913	18.2	15.9	3,609	108.1	110.5
Non-controlling interests	(148)	32.5	30.0	(556)	112.3	117.4
Underlying attributable profit to the parent	765	15.7	13.5	3,053	107.4	109.3

Balance sheet
Loans and advances to customers	137,428	7.1	4.5	137,428	14.0	5.9
Cash, central banks and credit institutions	34,857	(6.4)	(8.7)	34,857	21.6	13.5
Debt instruments	38,500	3.0	0.3	38,500	0.3	(5.9)
Other financial assets	12,555	15.0	11.9	12,555	(18.7)	(23.5)
Other asset accounts	21,394	1.7	(0.7)	21,394	3.3	(4.2)
Total assets	244,734	4.2	1.6	244,734	9.4	1.9
Customer deposits	121,989	(0.7)	(3.2)	121,989	18.5	10.4
Central banks and credit institutions	35,059	38.4	34.8	35,059	(7.8)	(13.9)
Marketable debt securities	38,061	(4.9)	(7.2)	38,061	4.0	(3.5)
Other financial liabilities	14,652	10.6	7.6	14,652	(9.5)	(14.8)
Other liabilities accounts	6,194	2.2	(0.3)	6,194	2.7	(4.0)
Total liabilities	215,955	4.0	1.4	215,955	8.1	0.8
Total equity	28,779	5.3	2.7	28,779	19.6	11.3

Memorandum items:
Gross loans and advances to customers (2)	134,090	5.5	2.9	134,090	11.1	3.2
Customer funds	137,206	2.4	(0.1)	137,206	16.7	8.7
Customer deposits (3)	111,004	2.3	(0.2)	111,004	15.3	7.2
Mutual funds	26,202	3.0	0.3	26,202	23.4	15.4

Ratios (%), operating means and customers
Underlying RoTE	12.32	1.29		13.10	6.15
Efficiency ratio	49.6	3.7		45.2	2.8
NPL ratio	2.42	(0.13)		2.42	0.19
Total coverage ratio	134.9	(4.4)		134.9	(47.6)
Number of employees	43,595	1.1		43,595	12.6
Number of branches	1,859	(1.5)		1,859	(5.1)
Number of loyal customers (thousands)	4,226	2.0		4,226	7.2
Number of digital customers (thousands)	6,706	3.4		6,706	9.5
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

60	January - December 2021

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Financial information by segment

United States						Q
EUR million
		/	Q3'21		/	2020
Underlying income statement	Q4'21%		% excl. FX	2021	%	% excl. FX
Net interest income	1,383	1.7	(1.4)	5,405	(4.2)	(0.8)
Net fee income	176	1.3	(2.1)	782	(12.0)	(8.8)
Gains (losses) on financial transactions (1)	28	(16.7)	(20.3)	152	29.1	33.9
Other operating income	211	(25.5)	(28.7)	1,044	47.3	52.7
Total income	1,797	(2.8)	(6.0)	7,383	0.3	4.0
Administrative expenses and amortizations	(850)	4.4	1.3	(3,197)	3.8	7.6
Net operating income	947	(8.4)	(11.7)	4,187	(2.2)	1.4
Net loan-loss provisions	31	—	—	(419)	(85.7)	(85.2)
Other gains (losses) and provisions	(110)	—	—	(116)	24.0	28.6
Profit before tax	868	18.2	14.9	3,652	192.1	202.7
Tax on profit	(197)	39.7	36.5	(832)	161.2	170.7
Profit from continuing operations	671	13.1	9.7	2,821	202.6	213.7
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	671	13.1	9.7	2,821	202.6	213.7
Non-controlling interests	(133)	39.1	36.0	(494)	145.4	154.3
Underlying attributable profit to the parent	538	8.1	4.7	2,326	218.4	230.0

Balance sheet
Loans and advances to customers	103,548	7.9	5.4	103,548	13.8	5.0
Cash, central banks and credit institutions	24,033	(12.0)	(14.1)	24,033	44.7	33.5
Debt instruments	16,341	2.0	(0.4)	16,341	16.0	7.1
Other financial assets	4,258	5.4	3.0	4,258	(2.8)	(10.3)
Other asset accounts	17,638	1.0	(1.3)	17,638	3.7	(4.3)
Total assets	165,819	3.1	0.7	165,819	15.9	7.0
Customer deposits	83,159	(4.8)	(7.0)	83,159	23.3	13.8
Central banks and credit institutions	21,851	87.2	82.8	21,851	4.1	(3.9)
Marketable debt securities	31,482	(7.0)	(9.1)	31,482	5.9	(2.3)
Other financial liabilities	4,038	(0.5)	(2.8)	4,038	(6.7)	(13.9)
Other liabilities accounts	4,140	5.1	2.7	4,140	22.9	13.4
Total liabilities	144,670	2.7	0.3	144,670	14.9	6.1
Total equity	21,149	5.9	3.4	21,149	23.0	13.5

Memorandum items:
Gross loans and advances to customers (2)	99,731	4.6	2.2	99,731	10.2	1.8
Customer funds	91,865	1.1	(1.2)	91,865	19.3	10.2
Customer deposits (3)	77,775	0.8	(1.5)	77,775	17.2	8.1
Mutual funds	14,090	2.9	0.5	14,090	33.1	22.8

Ratios (%), operating means and customers
Underlying RoTE	11.65	0.38		13.62	8.96
Efficiency ratio	47.3	3.2		43.3	1.5
NPL ratio	2.33	(0.03)		2.33	0.28
Total coverage ratio	150.3	(11.2)		150.3	(60.1)
Number of employees	15,674	1.2		15,674	(2.8)
Number of branches	488	(5.1)		488	(16.6)
Number of loyal customers (thousands)	373	3.8		373	7.6
Number of digital customers (thousands)	1,036	0.4		1,036	2.5
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - December 2021	61

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Financial information by segment

Mexico						Q
EUR million
		/	Q3'21		/	2020
Underlying income statement	Q4'21%		% excl. FX	2021	%	% excl. FX
Net interest income	736	3.5	4.1	2,799	(0.9)	(2.5)
Net fee income	211	3.9	4.5	828	7.3	5.6
Gains (losses) on financial transactions (1)	(4)	—	—	72	(45.9)	(46.7)
Other operating income	(26)	(17.4)	(17.1)	(120)	51.0	48.6
Total income	917	(0.3)	0.2	3,579	(2.0)	(3.5)
Administrative expenses and amortizations	(466)	9.6	10.1	(1,643)	5.8	4.2
Net operating income	451	(8.8)	(8.3)	1,936	(7.7)	(9.2)
Net loan-loss provisions	(146)	(31.3)	(31.3)	(791)	(19.2)	(20.5)
Other gains (losses) and provisions	(6)	374.9	413.5	(19)	(48.6)	(49.4)
Profit before tax	298	6.5	7.1	1,126	4.1	2.5
Tax on profit	(51)	4.5	5.6	(231)	(11.1)	(12.5)
Profit from continuing operations	247	6.9	7.5	896	8.9	7.2
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	247	6.9	7.5	896	8.9	7.2
Non-controlling interests	(14)	(10.7)	(10.4)	(61)	0.7	(0.9)
Underlying attributable profit to the parent	233	8.3	8.8	835	9.6	7.8

Balance sheet
Loans and advances to customers	33,860	4.6	1.7	33,860	14.5	8.5
Cash, central banks and credit institutions	10,593	9.4	6.3	10,593	(10.6)	(15.3)
Debt instruments	22,159	3.8	0.9	22,159	(8.9)	(13.7)
Other financial assets	8,297	20.6	17.2	8,297	(24.5)	(28.4)
Other asset accounts	3,474	5.3	2.3	3,474	(1.4)	(6.6)
Total assets	78,383	6.5	3.5	78,383	(2.3)	(7.5)
Customer deposits	38,820	9.1	6.0	38,820	9.5	3.7
Central banks and credit institutions	13,183	(3.2)	(6.0)	13,183	(22.3)	(26.4)
Marketable debt securities	6,579	6.3	3.3	6,579	(3.9)	(9.0)
Other financial liabilities	10,559	15.5	12.2	10,559	(10.7)	(15.4)
Other liabilities accounts	2,022	(2.7)	(5.4)	2,022	(23.1)	(27.1)
Total liabilities	71,162	6.8	3.8	71,162	(3.5)	(8.6)
Total equity	7,221	3.8	0.9	7,221	11.1	5.2

Memorandum items:
Gross loans and advances to customers (2)	34,339	8.1	5.0	34,339	13.7	7.8
Customer funds	45,330	5.1	2.1	45,330	11.8	5.9
Customer deposits (3)	33,218	5.9	2.9	33,218	11.1	5.2
Mutual funds	12,112	3.0	0.1	12,112	13.8	7.8

Ratios (%), operating means and customers
Underlying RoTE	14.92	0.86		13.91	(0.47)
Efficiency ratio	50.8	4.6		45.9	3.4
NPL ratio	2.73	(0.41)		2.73	(0.08)
Total coverage ratio	95.0	4.9		95.0	(25.8)
Number of employees	27,266	0.9		27,266	22.6
Number of branches	1,371	(0.2)		1,371	(0.1)
Number of loyal customers (thousands)	3,853	1.8		3,853	7.2
Number of digital customers (thousands)	5,499	3.9		5,499	10.0
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

62	January - December 2021

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Financial information by segment

Other North America
EUR million
		/	Q3'21		/	2020
Underlying income statement	Q4'21%		% excl. FX	2021	%	% excl. FX
Net interest income	—	47.8	47.8	—	(26.9)	(26.9)
Net fee income	10	2.4	2.4	34	41.7	41.7
Gains (losses) on financial transactions (1)	—	(93.8)	(93.8)	—	(84.3)	(84.3)
Other operating income	(4)	—	—	(11)	—	—
Total income	5	(47.0)	(47.0)	23	0.4	0.4
Administrative expenses and amortizations	(33)	(5.8)	(5.8)	(127)	176.6	176.6
Net operating income	(27)	11.4	11.4	(104)	354.2	354.2
Net loan-loss provisions	—	—	—	—	(80.9)	(80.9)
Other gains (losses) and provisions	21	—	—	(10)	472.8	472.8
Profit before tax	(7)	(88.2)	(88.6)	(114)	354.3	354.3
Tax on profit	1	(63.0)	(63.0)	7	45.3	45.3
Profit from continuing operations	(5)	(89.5)	(90.0)	(108)	422.2	422.2
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(5)	(89.5)	(90.0)	(108)	422.2	422.2
Non-controlling interests	(1)	—	—	—	—	—
Underlying attributable profit to the parent	(6)	(88.2)	(88.7)	(108)	434.3	434.3

Balance sheet
Loans and advances to customers	20	7.3	7.3	20	34.4	34.4
Cash, central banks and credit institutions	231	(3.7)	(3.7)	231	17.0	17.0
Debt instruments	—	—	—	—	(100.0)	(100.0)
Other financial assets	—	(37.5)	(37.5)	—	(99.5)	(99.5)
Other asset accounts	282	(0.3)	(0.3)	282	46.2	46.2
Total assets	533	(1.6)	(1.6)	533	9.9	9.9
Customer deposits	11	14.5	14.5	11	(38.3)	(38.3)
Central banks and credit institutions	25	(30.0)	(30.9)	25	(49.7)	(49.7)
Marketable debt securities	—	—	—	—	—	—
Other financial liabilities	54	18.0	18.0	54	140.4	140.4
Other liabilities accounts	32	(26.3)	(26.3)	32	3.2	3.2
Total liabilities	123	(9.4)	(9.7)	123	0.8	0.8
Total equity	410	1.0	1.1	410	13.0	13.0

Memorandum items:
Gross loans and advances to customers (2)	20	8.5	8.5	20	31.8	31.8
Customer funds	11	14.5	14.5	11	(38.3)	(38.3)
Customer deposits (3)	11	14.5	14.5	11	(38.3)	(38.3)
Mutual funds	—	—	—	—	—	—

Resources
Number of employees	655	5.0		655	95.5
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - December 2021	63

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Financial information by segment

SOUTH AMERICA						Q
EUR million
		/	Q3'21		/	2020
Underlying income statement	Q4'21%		% excl. FX	2021	%	% excl. FX
Net interest income	3,069	5.1	8.6	11,323	5.6	14.0
Net fee income	995	4.1	7.7	3,721	3.7	12.7
Gains (losses) on financial transactions (1)	127	(38.5)	(35.9)	716	(6.5)	0.4
Other operating income	(140)	52.0	56.3	(407)	94.0	112.7
Total income	4,052	1.5	5.0	15,353	3.3	11.6
Administrative expenses and amortizations	(1,464)	4.8	8.1	(5,380)	0.4	8.4
Net operating income	2,587	(0.2)	3.2	9,974	4.9	13.4
Net loan-loss provisions	(867)	(2.8)	0.3	(3,251)	(17.2)	(10.5)
Other gains (losses) and provisions	(162)	30.7	34.5	(474)	48.0	63.9
Profit before tax	1,558	(1.2)	2.4	6,249	18.6	28.3
Tax on profit	(557)	(9.2)	(5.7)	(2,364)	23.0	33.7
Profit from continuing operations	1,001	3.8	7.6	3,884	16.2	25.2
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	1,001	3.8	7.6	3,884	16.2	25.2
Non-controlling interests	(143)	3.9	7.5	(556)	27.5	33.6
Underlying attributable profit to the parent	858	3.8	7.6	3,328	14.5	23.9

Balance sheet
Loans and advances to customers	123,920	2.3	3.3	123,920	8.9	12.7
Cash, central banks and credit institutions	43,134	(8.2)	(7.5)	43,134	—	1.4
Debt instruments	51,451	(0.5)	0.2	51,451	4.4	5.9
Other financial assets	23,809	45.8	48.1	23,809	37.3	45.1
Other asset accounts	15,491	(1.8)	(1.1)	15,491	1.9	4.0
Total assets	257,805	2.3	3.3	257,805	8.0	11.0
Customer deposits	120,500	(0.8)	0.2	120,500	7.8	10.7
Central banks and credit institutions	44,303	(3.4)	(2.6)	44,303	5.4	8.3
Marketable debt securities	23,461	2.9	4.0	23,461	10.2	14.5
Other financial liabilities	40,490	19.5	20.7	40,490	14.2	17.3
Other liabilities accounts	8,610	6.7	7.7	8,610	3.3	5.0
Total liabilities	237,364	2.3	3.2	237,364	8.4	11.4
Total equity	20,441	2.8	3.7	20,441	3.1	5.7

Memorandum items:
Gross loans and advances to customers (2)	128,916	2.0	3.1	128,916	8.5	12.3
Customer funds	162,212	(0.2)	0.7	162,212	5.9	8.5
Customer deposits (3)	110,875	(0.2)	0.8	110,875	7.3	10.5
Mutual funds	51,337	(0.3)	0.4	51,337	2.8	4.4

Ratios (%), operating means and customers
Underlying RoTE	20.67	1.09		20.28	2.56
Efficiency ratio	36.1	1.1		35.0	(1.0)
NPL ratio	4.50	0.12		4.50	0.11
Total coverage ratio	98.3	(0.4)		98.3	0.9
Number of employees	74,970	7.2		74,970	14.3
Number of branches	4,469	0.6		4,469	0.9
Number of loyal customers (thousands)	10,625	5.8		10,625	23.3
Number of digital customers (thousands)	23,771	1.0		23,771	17.0
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

64	January - December 2021

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Financial information by segment

Brazil						Q
EUR million
		/	Q3'21		/	2020
Underlying income statement	Q4'21%		% excl. FX	2021	%	% excl. FX
Net interest income	2,093	0.5	4.0	7,875	3.3	13.2
Net fee income	701	0.7	4.4	2,728	(3.4)	5.9
Gains (losses) on financial transactions (1)	48	(60.6)	(59.2)	376	(19.6)	(11.9)
Other operating income	(43)	121.4	128.5	(95)	87.1	105.0
Total income	2,799	(2.9)	0.6	10,884	0.2	9.8
Administrative expenses and amortizations	(870)	0.7	4.2	(3,236)	(8.6)	0.1
Net operating income	1,929	(4.4)	(1.0)	7,649	4.4	14.4
Net loan-loss provisions	(735)	(2.9)	0.2	(2,715)	(10.0)	(1.4)
Other gains (losses) and provisions	(103)	14.9	18.0	(316)	20.4	31.9
Profit before tax	1,092	(6.9)	(3.2)	4,618	14.2	25.1
Tax on profit	(466)	(9.9)	(6.3)	(2,029)	19.8	31.3
Profit from continuing operations	626	(4.4)	(0.7)	2,589	10.1	20.6
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	626	(4.4)	(0.7)	2,589	10.1	20.6
Non-controlling interests	(62)	(15.0)	(12.0)	(263)	10.5	21.1
Underlying attributable profit to the parent	563	(3.1)	0.8	2,325	10.0	20.6

Balance sheet
Loans and advances to customers	73,085	3.3	3.6	73,085	14.2	13.3
Cash, central banks and credit institutions	28,400	(5.1)	(4.8)	28,400	(9.7)	(10.5)
Debt instruments	37,078	(2.5)	(2.2)	37,078	(1.5)	(2.4)
Other financial assets	10,129	63.9	64.4	10,129	47.3	46.0
Other asset accounts	10,755	(3.0)	(2.7)	10,755	1.5	0.6
Total assets	159,446	2.2	2.6	159,446	5.9	5.0
Customer deposits	74,475	1.0	1.3	74,475	6.3	5.4
Central banks and credit institutions	27,664	(0.4)	(0.1)	27,664	5.0	4.1
Marketable debt securities	13,737	(3.0)	(2.7)	13,737	15.4	14.5
Other financial liabilities	25,503	14.3	14.7	25,503	8.4	7.4
Other liabilities accounts	5,283	3.1	3.4	5,283	(14.2)	(14.9)
Total liabilities	146,662	2.5	2.8	146,662	6.3	5.4
Total equity	12,785	(0.3)	0.0	12,785	1.9	1.0

Memorandum items:
Gross loans and advances to customers (2)	76,569	2.9	3.2	76,569	13.6	12.6
Customer funds	105,095	1.3	1.6	105,095	4.7	3.8
Customer deposits (3)	64,890	2.3	2.6	64,890	5.3	4.4
Mutual funds	40,205	(0.3)	—	40,205	3.8	2.9

Ratios (%), operating means and customers
Underlying RoTE	20.93	0.37		21.49	2.33
Efficiency ratio	31.1	1.1		29.7	(2.9)
NPL ratio	4.88	0.16		4.88	0.29
Total coverage ratio	111.2	(0.6)		111.2	(2.0)
Number of employees	52,871	10.4		52,871	22.2
Number of branches	3,614	0.6		3,614	1.2
Number of loyal customers (thousands)	8,037	7.0		8,037	25.9
Number of digital customers (thousands)	18,351	0.6		18,351	18.0
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - December 2021	65

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Financial information by segment

Chile						Q
EUR million
		/	Q3'21		/	2020
Underlying income statement	Q4'21%		% excl. FX	2021	%	% excl. FX
Net interest income	508	8.8	12.2	1,984	11.0	10.4
Net fee income	100	(3.8)	(0.2)	394	17.8	17.2
Gains (losses) on financial transactions (1)	21	(27.5)	(23.2)	131	(24.7)	(25.1)
Other operating income	(7)	(59.9)	(55.8)	(52)	62.5	61.6
Total income	622	6.7	10.2	2,457	8.5	7.9
Administrative expenses and amortizations	(233)	1.7	5.2	(942)	4.7	4.1
Net operating income	390	10.0	13.4	1,514	11.1	10.5
Net loan-loss provisions	(75)	(10.0)	(6.3)	(341)	(42.6)	(43.0)
Other gains (losses) and provisions	(14)	157.9	165.6	(16)	—	—
Profit before tax	301	13.4	16.8	1,158	47.5	46.7
Tax on profit	(47)	(20.3)	(16.4)	(230)	48.0	47.2
Profit from continuing operations	254	23.0	26.2	928	47.4	46.6
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	254	23.0	26.2	928	47.4	46.6
Non-controlling interests	(80)	24.0	27.1	(291)	47.7	46.9
Underlying attributable profit to the parent	174	22.5	25.7	637	47.3	46.5

Balance sheet
Loans and advances to customers	37,849	—	2.5	37,849	(3.9)	6.3
Cash, central banks and credit institutions	6,773	(29.2)	(27.5)	6,773	16.0	28.4
Debt instruments	10,955	13.1	16.0	10,955	31.0	44.9
Other financial assets	13,469	36.0	39.4	13,469	31.8	45.8
Other asset accounts	2,942	(2.3)	0.1	2,942	(4.4)	5.8
Total assets	71,987	2.8	5.4	71,987	7.6	19.1
Customer deposits	29,525	(6.3)	(4.0)	29,525	4.1	15.2
Central banks and credit institutions	12,109	(6.2)	(3.8)	12,109	4.3	15.4
Marketable debt securities	9,264	11.3	14.1	9,264	0.2	10.8
Other financial liabilities	13,841	29.6	32.8	13,841	24.0	37.2
Other liabilities accounts	2,543	14.1	16.9	2,543	67.4	85.2
Total liabilities	67,282	2.5	5.0	67,282	8.7	20.2
Total equity	4,705	7.7	10.4	4,705	(5.5)	4.6

Memorandum items:
Gross loans and advances to customers (2)	38,930	—	2.5	38,930	(4.1)	6.1
Customer funds	37,847	(5.8)	(3.4)	37,847	(0.1)	10.6
Customer deposits (3)	29,484	(6.3)	(4.0)	29,484	4.1	15.1
Mutual funds	8,363	(3.7)	(1.3)	8,363	(12.4)	(3.0)

Ratios (%), operating means and customers
Underlying RoTE	21.94	3.71		19.28	6.09
Efficiency ratio	37.4	(1.9)		38.4	(1.4)
NPL ratio	4.43	0.07		4.43	(0.36)
Total coverage ratio	63.3	(0.8)		63.3	1.9
Number of employees	10,574	—		10,574	(2.4)
Number of branches	326	(1.8)		326	(5.8)
Number of loyal customers (thousands)	832	3.1		832	8.9
Number of digital customers (thousands)	2,017	4.3		2,017	30.4
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

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Financial information by segment

Argentina						Q
EUR million
		/	Q3'21		/	2020
Underlying income statement	Q4'21%		% excl. FX	2021	%	% excl. FX
Net interest income	362	35.0	39.4	1,070	17.3	32.2
Net fee income	149	34.5	38.8	420	53.9	73.5
Gains (losses) on financial transactions (1)	39	(8.2)	(4.0)	147	137.4	167.7
Other operating income	(86)	53.5	57.9	(245)	105.3	131.4
Total income	464	27.0	31.3	1,393	23.4	39.2
Administrative expenses and amortizations	(252)	23.2	27.6	(805)	27.4	43.6
Net operating income	212	31.9	36.1	587	18.5	33.5
Net loan-loss provisions	(52)	30.9	35.1	(140)	(37.9)	(30.0)
Other gains (losses) and provisions	(42)	46.2	50.8	(136)	93.6	118.3
Profit before tax	118	27.8	31.9	311	55.8	75.7
Tax on profit	(24)	25.5	28.9	(35)	83.8	107.2
Profit from continuing operations	94	28.4	32.7	275	52.8	72.3
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	94	28.4	32.7	275	52.8	72.3
Non-controlling interests	(1)	30.6	34.9	(2)	25.9	41.9
Underlying attributable profit to the parent	93	28.4	32.7	274	53.0	72.5

Balance sheet
Loans and advances to customers	5,173	11.2	13.0	5,173	24.6	40.5
Cash, central banks and credit institutions	5,243	27.8	29.8	5,243	72.0	93.9
Debt instruments	1,358	(43.3)	(42.4)	1,358	(28.4)	(19.3)
Other financial assets	92	15.8	17.6	92	55.1	74.9
Other asset accounts	966	11.7	13.5	966	16.1	30.9
Total assets	12,832	6.1	7.8	12,832	28.5	44.8
Customer deposits	9,170	3.5	5.1	9,170	27.7	44.0
Central banks and credit institutions	645	(22.7)	(21.4)	645	(23.2)	(13.4)
Marketable debt securities	204	224.3	229.4	204	911.8	—
Other financial liabilities	1,013	32.9	35.0	1,013	54.0	73.7
Other liabilities accounts	443	24.4	26.3	443	23.3	39.0
Total liabilities	11,475	5.5	7.2	11,475	26.7	42.9
Total equity	1,357	11.5	13.3	1,357	45.6	64.2

Memorandum items:
Gross loans and advances to customers (2)	5,454	10.7	12.4	5,454	24.1	39.9
Customer funds	11,891	5.4	7.0	11,891	35.2	52.4
Customer deposits (3)	9,170	3.5	5.1	9,170	27.7	44.0
Mutual funds	2,721	12.2	14.0	2,721	68.4	89.9

Ratios (%), operating means and customers
Underlying RoTE	32.56	4.92		27.44	1.20
Efficiency ratio	54.2	(1.7)		57.8	1.8
NPL ratio	3.61	(0.24)		3.61	1.50
Total coverage ratio	153.8	4.6		153.8	(121.3)
Number of employees	8,620	(1.1)		8,620	(5.9)
Number of branches	411	0.7		411	0.7
Number of loyal customers (thousands)	1,614	0.6		1,614	19.0
Number of digital customers (thousands)	2,730	0.6		2,730	3.0
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

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Financial information by segment

Other South America
EUR million
		/	Q3'21		/	2020
Underlying income statement	Q4'21%		% excl. FX	2021	%	% excl. FX
Net interest income	106	3.6	1.8	395	(1.0)	8.0
Net fee income	46	1.2	(0.5)	179	13.3	21.5
Gains (losses) on financial transactions (1)	19	47.6	43.7	62	(0.1)	9.7
Other operating income	(4)	—	—	(15)	96.2	117.1
Total income	166	3.4	1.5	620	1.5	10.3
Administrative expenses and amortizations	(110)	8.8	7.7	(397)	39.8	49.4
Net operating income	56	(5.9)	(8.8)	223	(31.7)	(24.6)
Net loan-loss provisions	(4)	(60.6)	(63.0)	(55)	(36.3)	(30.6)
Other gains (losses) and provisions	(4)	381.4	388.8	(7)	89.5	97.9
Profit before tax	48	0.3	(2.6)	162	(31.8)	(24.4)
Tax on profit	(20)	12.8	10.3	(70)	27.2	41.4
Profit from continuing operations	28	(7.1)	(10.3)	92	(49.4)	(44.0)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	28	(7.1)	(10.3)	92	(49.4)	(44.0)
Non-controlling interests	(1)	—	—	—	—	—
Underlying attributable profit to the parent	27	(9.5)	(12.7)	92	(49.7)	(44.3)

Balance sheet
Loans and advances to customers	7,813	(1.0)	(1.1)	7,813	25.2	27.6
Cash, central banks and credit institutions	2,718	(20.6)	(20.5)	2,718	(3.0)	(3.1)
Debt instruments	2,061	27.4	28.7	2,061	48.7	48.8
Other financial assets	119	(29.0)	(31.7)	119	(35.8)	(35.0)
Other asset accounts	828	1.3	1.0	828	19.6	20.3
Total assets	13,539	(2.7)	(2.7)	13,539	19.8	21.1
Customer deposits	7,331	—	0.4	7,331	18.5	18.1
Central banks and credit institutions	3,885	(11.0)	(11.4)	3,885	20.0	25.0
Marketable debt securities	255	(3.3)	(4.2)	255	127.2	131.6
Other financial liabilities	134	1.1	0.5	134	33.2	34.6
Other liabilities accounts	340	(4.1)	(4.4)	340	14.0	13.9
Total liabilities	11,945	(4.0)	(4.0)	11,945	20.2	21.6
Total equity	1,595	8.1	8.0	1,595	16.2	16.8

Memorandum items:
Gross loans and advances to customers (2)	7,963	(1.1)	(1.2)	7,963	25.0	27.3
Customer funds	7,378	0.1	0.5	7,378	18.6	18.2
Customer deposits (3)	7,331	—	0.4	7,331	18.5	18.1
Mutual funds	48	9.8	11.5	48	25.3	22.4

Resources
Number of employees	2,905	3.8		2,905	24.4
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

68	January - December 2021

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Financial information by segment

DIGITAL CONSUMER BANK						Q
EUR million
		/	Q3'21		/	2020
Underlying income statement	Q4'21%		% excl. FX	2021	%	% excl. FX
Net interest income	1,074	(0.3)	(0.8)	4,281	0.4	(0.4)
Net fee income	204	(7.8)	(7.8)	821	6.4	6.4
Gains (losses) on financial transactions (1)	2	—	—	8	(46.3)	(43.5)
Other operating income	84	14.7	13.8	228	96.4	92.1
Total income	1,364	(0.4)	(0.9)	5,339	3.3	2.6
Administrative expenses and amortizations	(600)	1.5	1.1	(2,405)	3.3	2.6
Net operating income	764	(1.8)	(2.4)	2,934	3.4	2.5
Net loan-loss provisions	(78)	(44.4)	(44.9)	(527)	(44.9)	(45.5)
Other gains (losses) and provisions	(74)	71.1	71.4	(194)	—	—
Profit before tax	611	2.9	2.4	2,213	14.8	13.8
Tax on profit	(138)	4.0	3.5	(536)	8.2	7.5
Profit from continuing operations	474	2.6	2.0	1,678	17.0	15.9
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	474	2.6	2.0	1,678	17.0	15.9
Non-controlling interests	(77)	(19.8)	(19.9)	(346)	15.0	15.0
Underlying attributable profit to the parent	397	8.5	7.7	1,332	17.6	16.2

Balance sheet
Loans and advances to customers	113,936	2.0	1.6	113,936	0.6	(0.6)
Cash, central banks and credit institutions	33,482	12.8	12.6	33,482	53.9	53.1
Debt instruments	5,280	3.2	3.0	5,280	(6.7)	(7.1)
Other financial assets	47	3.0	2.5	47	57.3	56.4
Other asset accounts	6,937	3.5	3.0	6,937	12.8	11.0
Total assets	159,683	4.2	3.9	159,683	8.7	7.5
Customer deposits	55,327	1.7	1.5	55,327	7.6	6.7
Central banks and credit institutions	49,109	5.5	4.9	49,109	18.1	16.1
Marketable debt securities	36,710	7.2	6.9	36,710	2.1	1.3
Other financial liabilities	1,397	(3.5)	(3.8)	1,397	2.0	0.9
Other liabilities accounts	4,565	5.3	5.1	4,565	15.8	15.2
Total liabilities	147,108	4.3	4.0	147,108	9.6	8.4
Total equity	12,575	2.8	2.3	12,575	(0.3)	(1.7)

Memorandum items:
Gross loans and advances to customers (2)	116,580	1.9	1.5	116,580	0.4	(0.8)
Customer funds	57,824	2.1	1.9	57,824	11.1	10.2
Customer deposits (3)	55,327	1.7	1.5	55,327	7.6	6.7
Mutual funds	2,497	11.9	11.9	2,497	279.4	279.4

Ratios (%), operating means and customers
Underlying RoTE	16.51	0.78		14.05	2.27
Efficiency ratio	44.0	0.8		45.0	0.0
NPL ratio	2.13	(0.02)		2.13	(0.04)
Total coverage ratio	107.8	(5.0)		107.8	(5.5)
Number of employees	15,840	(0.5)		15,840	(2.1)
Number of branches	309	0.3		309	(12.5)
Number of total customers (thousands)	19,437	1.7		19,437	(0.9)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

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Financial information by segment

CORPORATE CENTRE						Q
EUR million
Underlying income statement	Q4'21	Q3'21%		2021	2020	%
Net interest income	(357)	(354)	1.1	(1,390)	(1,374)	1.2
Net fee income	(12)	(2)	523.9	(28)	(29)	(5.4)
Gains (losses) on financial transactions (1)	5	(49)	—	(140)	287	—
Other operating income	(5)	(11)	(56.3)	(28)	(25)	12.2
Total income	(370)	(416)	(11.1)	(1,586)	(1,141)	38.9
Administrative expenses and amortizations	(97)	(89)	8.4	(346)	(329)	5.2
Net operating income	(467)	(505)	(7.6)	(1,931)	(1,470)	31.4
Net loan-loss provisions	13	(6)	—	(155)	(31)	399.1
Other gains (losses) and provisions	(82)	(43)	92.8	(190)	(412)	(53.8)
Profit before tax	(535)	(553)	(3.2)	(2,277)	(1,912)	19.0
Tax on profit	106	8	—	241	69	250.7
Profit from continuing operations	(429)	(545)	(21.3)	(2,036)	(1,844)	10.4
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(429)	(545)	(21.3)	(2,036)	(1,844)	10.4
Non-controlling interests	—	—	(79.9)	(1)	—	479.0
Underlying attributable profit to the parent	(429)	(545)	(21.3)	(2,037)	(1,844)	10.5

Balance sheet
Loans and advances to customers	6,787	6,350	6.9	6,787	5,044	34.6
Cash, central banks and credit institutions	88,918	81,150	9.6	88,918	61,173	45.4
Debt instruments	1,555	1,423	9.3	1,555	1,918	(18.9)
Other financial assets	2,203	2,157	2.1	2,203	1,645	33.9
Other asset accounts	116,007	116,606	(0.5)	116,007	112,807	2.8
Total assets	215,470	207,687	3.7	215,470	182,587	18.0
Customer deposits	1,042	1,324	(21.3)	1,042	825	26.3
Central banks and credit institutions	53,563	46,173	16.0	53,563	38,554	38.9
Marketable debt securities	74,302	71,720	3.6	74,302	57,240	29.8
Other financial liabilities	431	1,495	(71.2)	431	493	(12.5)
Other liabilities accounts	7,113	7,197	(1.2)	7,113	9,443	(24.7)
Total liabilities	136,451	127,909	6.7	136,451	106,556	28.1
Total equity	79,019	79,778	(1.0)	79,019	76,031	3.9

Memorandum items:
Gross loans and advances to customers (2)	6,813	6,589	3.4	6,813	5,224	30.4
Customer funds	1,042	1,324	(21.3)	1,042	837	24.5
Customer deposits (3)	1,042	1,324	(21.3)	1,042	825	26.3
Mutual funds	—	—	(100.0)	—	12	(100.0)

Resources
Number of employees	1,724	1,710	0.8	1,724	1,692	1.9
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

70	January - December 2021

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Financial information by segment

RETAIL BANKING						Q
EUR million
		/	Q3'21		/	2020
Underlying income statement	Q4'21%		% excl. FX	2021	%	% excl. FX
Net interest income	8,183	2.7	3.2	31,389	4.4	7.0
Net fee income	1,801	3.2	4.5	7,010	0.3	3.7
Gains (losses) on financial transactions (1)	287	32.9	33.2	920	(18.8)	(17.6)
Other operating income	(154)	—	—	318	—	—
Total income	10,117	(0.6)	(0.1)	39,636	4.2	7.0
Administrative expenses and amortizations	(4,453)	2.7	3.0	(17,193)	(0.5)	1.4
Net operating income	5,663	(3.0)	(2.4)	22,443	8.2	11.6
Net loan-loss provisions	(1,406)	(36.1)	(35.4)	(7,114)	(38.8)	(36.9)
Other gains (losses) and provisions	(752)	69.1	71.0	(2,064)	66.8	70.6
Profit before tax	3,506	9.8	10.1	13,265	68.6	74.2
Tax on profit	(1,042)	15.1	16.5	(4,052)	60.5	68.2
Profit from continuing operations	2,464	7.7	7.7	9,213	72.5	77.0
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	2,464	7.7	7.7	9,213	72.5	77.0
Non-controlling interests	(345)	5.0	4.3	(1,344)	45.8	49.1
Underlying attributable profit to the parent	2,119	8.1	8.2	7,869	78.0	82.9
(1) Includes exchange differences.

CORPORATE & INVESTMENT BANKING						Q
EUR million
		/	Q3'21		/	2020
Underlying income statement	Q4'21%		% excl. FX	2021	%	% excl. FX
Net interest income	788	5.4	6.2	2,995	2.6	5.8
Net fee income	416	(4.4)	(3.8)	1,750	13.5	16.4
Gains (losses) on financial transactions (1)	28	(80.4)	(78.0)	684	2.1	8.7
Other operating income	109	24.5	24.2	263	30.1	29.3
Total income	1,341	(5.2)	(4.2)	5,692	6.8	10.1
Administrative expenses and amortizations	(658)	14.7	14.9	(2,301)	12.9	15.0
Net operating income	682	(18.8)	(17.4)	3,392	3.0	7.1
Net loan-loss provisions	(55)	641.6	641.1	(130)	(72.3)	(72.1)
Other gains (losses) and provisions	(16)	—	—	(11)	(92.2)	(91.9)
Profit before tax	611	(26.5)	(25.1)	3,251	20.9	26.5
Tax on profit	(158)	(35.7)	(34.2)	(937)	21.2	27.3
Profit from continuing operations	454	(22.6)	(21.3)	2,314	20.8	26.2
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	454	(22.6)	(21.3)	2,314	20.8	26.2
Non-controlling interests	(31)	(23.2)	(20.1)	(147)	24.1	31.2
Underlying attributable profit to the parent	423	(22.6)	(21.4)	2,167	20.6	25.8
(1) Includes exchange differences.

January - December 2021	71

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Financial information by segment

WEALTH MANAGEMENT & INSURANCE						Q
EUR million
		/	Q3'21		/	2020
Underlying income statement	Q4'21%		% excl. FX	2021	%	% excl. FX
Net interest income	100	4.6	4.3	375	(4.9)	(2.5)
Net fee income	343	6.8	6.7	1,276	10.7	12.5
Gains (losses) on financial transactions (1)	24	36.8	37.5	101	0.3	2.9
Other operating income	63	(65.4)	(65.1)	414	8.3	10.2
Total income	529	(14.0)	(14.0)	2,166	6.7	8.7
Administrative expenses and amortizations	(234)	6.0	5.6	(902)	3.5	5.2
Net operating income	295	(25.2)	(25.0)	1,264	9.1	11.3
Net loan-loss provisions	(13)	117.6	117.4	(27)	(4.6)	(4.5)
Other gains (losses) and provisions	(1)	—	—	10	—	—
Profit before tax	281	(30.5)	(30.4)	1,247	10.2	12.6
Tax on profit	(62)	(40.6)	(40.6)	(304)	12.1	14.0
Profit from continuing operations	219	(27.0)	(26.9)	943	9.6	12.1
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	219	(27.0)	(26.9)	943	9.6	12.1
Non-controlling interests	(10)	22.1	25.4	(36)	(4.1)	0.1
Underlying attributable profit to the parent	209	(28.5)	(28.4)	907	10.3	12.7
(1) Includes exchange differences.

PAGONXT						Q
EUR million
		/	Q3'21		/	2020
Underlying income statement	Q4'21%		% excl. FX	2021	%	% excl. FX
Net interest income	3	—	—	1	—	—
Net fee income	144	2.7	4.6	493	36.3	43.9
Gains (losses) on financial transactions (1)	—	(80.1)	(79.6)	(1)	(44.4)	(43.6)
Other operating income	14	164.7	165.0	2	—	—
Total income	161	11.5	13.5	495	38.9	46.6
Administrative expenses and amortizations	(194)	7.4	8.4	(673)	52.0	57.0
Net operating income	(33)	(9.1)	(10.7)	(178)	106.3	95.5
Net loan-loss provisions	(3)	36.9	42.1	(10)	(16.5)	(9.5)
Other gains (losses) and provisions	1	—	—	(38)	—	—
Profit before tax	(35)	(51.7)	(51.9)	(227)	124.3	115.6
Tax on profit	(9)	60.3	69.8	(24)	51.0	71.2
Profit from continuing operations	(44)	(43.7)	(43.8)	(251)	114.3	110.3
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(44)	(43.7)	(43.8)	(251)	114.3	110.3
Non-controlling interests	(2)	—	—	(2)	—	—
Underlying attributable profit to the parent	(47)	(41.0)	(41.1)	(253)	117.9	113.9
(1) Includes exchange differences.

72	January - December 2021

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Alternative performance measures

ALTERNATIVE PERFORMANCE MEASURES (APMs)
In addition to the financial information prepared under IFRS, this consolidated directors’ report contains financial measures that constitute alternative performance measures (‘APMs’) to comply with the guidelines on alternative performance measures issued by the European Securities and Markets Authority on 5 October 2015 and non-IFRS measures.

The financial measures contained in this consolidated directors’ report that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander but are not defined or detailed in the applicable financial information framework or under IFRS and have neither been audited nor reviewed by our auditors.

We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, the way in which Santander defines and calculates these
APMs and non-IFRS measures may differ from the calculations and by other companies with similar measures and, therefore, may not be comparable.

The APMs and non-IFRS measures we use in this document can be categorised as follows:

Underlying results
In addition to IFRS results measures, we present some results measures which are non-IFRS measures and which we refer to as underlying measures. These underlying measures allow in our view a better year-on-year comparability as they exclude items outside the ordinary performance of our business which are grouped in the non-IFRS line net capital gains and provisions and are further detailed on page 11 of this report.
In addition, in the section "Financial information by segments", relative to the primary and secondary segments, results are presented on an underlying basis in accordance with IFRS 8, and reconciled on an aggregate basis to our IFRS consolidated results to the consolidated financial statements, which are set out below.

Reconciliation of underlying results to statutory results
EUR million
	January-December 2021
	Underlying results	Adjustments	Statutory results
Net interest income	33,370	—	33,370
Net fee income	10,502	—	10,502
Gains (losses) on financial transactions (1)	1,563	—	1,563
Other operating income	969	—	969
Total income	46,404	—	46,404
Administrative expenses and amortizations	(21,415)	—	(21,415)
Net operating income	24,989	—	24,989
Net loan-loss provisions	(7,436)	—	(7,436)
Other gains (losses) and provisions	(2,293)	(713)	(3,006)
Profit before tax	15,260	(713)	14,547
Tax on profit	(5,076)	182	(4,894)
Profit from continuing operations	10,184	(531)	9,653
Net profit from discontinued operations	—	—	—
Consolidated profit	10,184	(531)	9,653
Non-controlling interests	(1,530)	1	(1,529)
Attributable profit to the parent	8,654	(530)	8,124
(1) Includes exchange differences.

Explanation of adjustments:
Restructuring costs for a net impact of -EUR 530 million, mainly in the UK and Portugal.

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Alternative performance measures

Reconciliation of underlying results to statutory results
EUR million
	January-December 2020
	Underlying results	Adjustments	Statutory results
Net interest income	31,994	—	31,994
Net fee income	10,015	—	10,015
Gains (losses) on financial transactions (1)	2,187	—	2,187
Other operating income	404	(321)	83
Total income	44,600	(321)	44,279
Administrative expenses and amortizations	(20,967)	(163)	(21,130)
Net operating income	23,633	(484)	23,149
Net loan-loss provisions	(12,173)	(258)	(12,431)
Other gains (losses) and provisions	(1,786)	(11,008)	(12,794)
Profit before tax	9,674	(11,750)	(2,076)
Tax on profit	(3,516)	(2,116)	(5,632)
Profit from continuing operations	6,158	(13,866)	(7,708)
Net profit from discontinued operations	—	—	—
Consolidated profit	6,158	(13,866)	(7,708)
Non-controlling interests	(1,077)	14	(1,063)
Attributable profit to the parent	5,081	(13,852)	(8,771)
(1) Includes exchange differences.

Explanation of adjustments:
Adjustment to the valuation of goodwill of -EUR 10,100 million, adjustment has been made to deferred tax assets of the Spanish consolidated fiscal group of -EUR 2,500 million, restructuring costs for a net impact of -EUR 1,114 million and other of -EUR 138 million.

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Alternative performance measures
Profitability and efficiency ratios
The purpose of the profitability and efficiency ratios is to measure the ratio of profit to capital, to tangible capital, to assets and to risk weighted assets, while the efficiency ratio measures how much general administrative expenses (personnel and other) and amortization costs are needed to generate revenue.
Additionally, the goodwill adjustments have been removed from the RoTE numerator as, since they are not considered in the denominator, we believe this calculation is more correct.

Ratio	Formula	Relevance of the metric
RoE	Attributable profit to the parent	This ratio measures the return that shareholders obtain on the funds invested in the Bank and as such measures the company's ability to pay shareholders.
(Return on equity)	Average stockholders’ equity [1] (excl. minority interests)
Underlying RoE	Underlying attributable profit to the parent	This ratio measures the return that shareholders obtain on the funds invested in the Bank excluding items outside the ordinary performance of our business.
Average stockholders’ equity [1] (excl. minority interests)
RoTE	Attributable profit to the parent[2]	This indicator is used to evaluate the profitability of the company as a percentage of its tangible equity. It's measured as the return that shareholders receive as a percentage of the funds invested in the entity less intangible assets.
(Return on tangible equity)	Average stockholders' equity [1] (excl. minority interests) - intangible assets
Underlying RoTE	Underlying attributable profit to the parent	This indicator measures the profitability of the tangible equity of a company arising from ordinary activities, i.e. excluding items outside the ordinary performance of our business.
Average stockholders' equity [1] (excl. minority interests) - intangible assets
RoA	Consolidated profit	This metric measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the company's total funds in generating profit.
(Return on assets)	Average total assets
Underlying RoA	Underlying consolidated profit	This metric measures the profitability of a company as a percentage of its total assets, excluding non-recurring results. It is an indicator that reflects the efficiency of the company's total funds in generating underlying profit.
Average total assets
RoRWA	Consolidated profit	The return adjusted for risk is a derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the bank's risk-weighted assets.
(Return on risk weighted assets)	Average risk-weighted assets
Underlying RoRWA	Underlying consolidated profit	This relates the consolidated profit (excluding items outside the ordinary performance of our business) to the bank's risk-weighted assets.
Average risk-weighted assets
Efficiency ratio	Operating expenses [3]	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of funds used to generate the bank's total income.
Total income
1. Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Attributable profit to the parent + Dividends.
2. Excluding the adjustment to the valuation of goodwill.
3. Operating expenses = Administrative expenses + amortizations.

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Alternative performance measures

Profitability and efficiency (1) (2) (3) (4)	Q4'21	Q3'21	2021	2020
RoE	10.60%	10.16%	9.66%	-9.80%
Attributable profit to the parent	9,100	8,696	8,124	-8,771
Average stockholders' equity (excluding minority interests)	85,844	85,608	84,133	89,459

Underlying RoE	10.60%	10.16%	10.29%	5.68%
Attributable profit to the parent	9,100	8,696	8,124	-8,771
(-) Net capital gains and provisions	—	—	-530	-13,852
Underlying attributable profit to the parent	9,100	8,696	8,654	5,081
Average stockholders' equity (excluding minority interests)	85,844	85,608	84,133	89,459

RoTE	13.10%	12.56%	11.96%	1.95%
Attributable profit to the parent	9,100	8,696	8,124	-8,771
(+) Goodwill impairment	-6	—	-6	-10,100
Attributable profit to the parent (excluding goodwill impairment)	9,106	8,696	8,130	1,329
Average stockholders' equity (excluding minority interests)	85,844	85,608	84,133	89,459
(-) Average intangible assets	16,340	16,366	16,169	21,153
Average stockholders' equity (excl. minority interests) - intangible assets	69,504	69,243	67,964	68,306

Underlying RoTE	13.09%	12.56%	12.73%	7.44%
Attributable profit to the parent	9,100	8,696	8,124	-8,771
(-) Net capital gains and provisions	—	—	-530	-13,852
Underlying attributable profit to the parent	9,100	8,696	8,654	5,081
Average stockholders' equity (excl. minority interests) - intangible assets	69,504	69,243	67,964	68,306

RoA	0.67%	0.65%	0.62%	-0.50%
Consolidated profit	10,652	10,204	9,653	-7,708
Average total assets	1,599,889	1,575,975	1,563,899	1,537,552

Underlying RoA	0.67%	0.65%	0.65%	0.40%
Consolidated profit	10,652	10,204	9,653	-7,708
(-) Net capital gains and provisions	—	—	-530	-13,866
Underlying consolidated profit	10,652	10,204	10,183	6,158
Average total assets	1,599,889	1,575,975	1,563,899	1,537,552

RoRWA	1.85%	1.76%	1.69%	-1.33%
Consolidated profit	10,652	10,204	9,653	-7,708
Average risk weighted-assets	577,112	580,226	572,136	578,517

Underlying RoRWA	1.85%	1.76%	1.78%	1.06%
Consolidated profit	10,652	10,204	9,653	-7,708
(-) Net capital gains and provisions	—	—	-530	-13,866
Underlying consolidated profit	10,652	10,204	10,183	6,158
Average risk-weighted assets	577,112	580,226	572,136	578,517

Efficiency ratio	47.9%	45.3%	46.2%	47.0%
Underlying operating expenses	5,637	5,401	21,415	20,967
Operating expenses	5,637	5,401	21,415	21,130
Net capital gains and provisions impact in operating expenses	—	—	—	-163
Underlying total income	11,778	11,931	46,404	44,600
Total income	11,778	11,931	46,404	44,279
Net capital gains and provisions impact in total income	—	—	—	321
(1) Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using 4 months' worth of data in the case of quarterly figures (from September to December in Q4 and June to September in Q3) and 13 months in the case of annual figures (December to December).
(2) For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoE and RoTE is the annualized underlying attributable profit to which said results are added without annualizing.
(3) For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoA and RoRWA is the annualized underlying consolidated profit, to which said results are added without annualizing.
(4) The risk weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).

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Alternative performance measures

Efficiency ratio
	2021			2020
	%	Total income	Operating expenses	%	Total income	Operating expenses
Europe	51.0	16,312	8,318	56.4	14,673	8,275
Spain	47.7	7,006	3,340	53.2	6,782	3,607
United Kingdom	53.3	4,863	2,592	63.8	3,980	2,539
Portugal	42.0	1,341	563	45.5	1,296	590
Poland	40.2	1,646	663	41.3	1,524	629
North America	45.2	10,986	4,967	42.4	11,034	4,677
US	43.3	7,383	3,197	41.8	7,360	3,079
Mexico	45.9	3,579	1,643	42.5	3,651	1,552
South America	35.0	15,353	5,380	36.0	14,868	5,357
Brazil	29.7	10,884	3,236	32.6	10,866	3,541
Chile	38.4	2,457	942	39.8	2,263	900
Argentina	57.8	1,393	805	56.0	1,128	632
Digital Consumer Bank	45.0	5,339	2,405	45.1	5,166	2,329

Underlying RoTE
	2021			2020
	%	Underlying attributable profit to the parent	Average stockholders' equity (excl. minority interests) - intangible assets	%	Underlying attributable profit to the parent	Average stockholders' equity (excl. minority interests) - intangible assets
Europe	7.36	2,978	40,478	3.61	1,413	39,178
Spain	6.33	957	15,108	3.30	517	15,674
United Kingdom	11.71	1,570	13,411	3.02	391	12,966
Portugal	11.85	482	4,065	8.73	338	3,875
Poland	5.00	161	3,211	5.05	162	3,204
North America	13.10	3,053	23,300	6.95	1,472	21,182
US	13.62	2,326	17,086	4.66	731	15,690
Mexico	13.91	835	6,001	14.38	762	5,298
South America	20.28	3,328	16,411	17.72	2,907	16,409
Brazil	21.49	2,325	10,821	19.16	2,113	11,028
Chile	19.28	637	3,304	13.19	432	3,278
Argentina	27.44	274	997	26.24	179	681
Digital Consumer Bank	14.05	1,332	9,479	11.77	1,133	9,620

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Alternative performance measures
Credit risk indicators
The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.

Ratio	Formula	Relevance of the metric
NPL ratio (Non-performing loans)	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	The NPL ratio is an important variable regarding financial institutions' activity since it gives an indication of the level of risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be credit impaired as a percentage of the total outstanding amount of customer credit and contingent liabilities.
Total Risk [1]

Total coverage ratio	Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	The total coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the credit impaired assets. Therefore it is a good indicator of the entity's solvency against client defaults both present and future.
Credit impaired loans and advances to customers, customer guarantees and customer commitments granted

Cost of credit	Allowances for loan-loss provisions over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan portfolio. As such, it acts as an indicator of credit quality.
Average loans and advances to customers over the last 12 months
(1) Total risk = Total loans and advances and guarantees to customers (including credit impaired assets) + contingent liabilities granted that are credit impaired

Credit risk (I)	Dec-21	Sep-21	Dec-21	Dec-20
NPL ratio	3.16%	3.18%	3.16%	3.21%
Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	33,234	33,046	33,234	31,767
Gross loans and advances to customers registered under the headings “financial assets measured at amortized cost” and "financial assets designated at fair value through profit or loss" classified in stage 3 (OCI), excluding POCI (Purchased or Originated Credit Impaired) that is currently impaired	31,288	31,237	31,288	30,318
POCI exposure (Purchased or Originated Credit Impaired) that is currently impaired	358	392	358	497
Customer guarantees and customer commitments granted classified in stage 3	1,578	1,409	1,578	941
Doubtful exposure of loans and advances to customers at fair value through profit or loss	10	8	10	11
Total risk	1,051,115	1,038,796	1,051,115	989,456
Impaired and non-impaired gross loans and advances to customers	995,646	982,097	995,646	939,795
Impaired and non-impaired customer guarantees and customer commitments granted	55,469	56,699	55,469	49,662

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Alternative performance measures

Credit risk (II)	Dec-21	Sep-21	Dec-21	Dec-20
Total coverage ratio	71%	74%	71%	76%
Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	23,698	24,462	23,698	24,272
Total allowances to cover impairment losses on loans and advances to customers measured at amortised cost and designated at fair value through OCI	22,964	23,786	22,964	23,577
Total allowances to cover impairment losses on customer guarantees and customer commitments granted	734	676	734	695
Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	33,234	33,046	33,234	31,767
Gross loans and advances to customers registered under the headings “financial assets measured at amortized cost” and "financial assets designated at fair value through profit or loss" classified in stage 3 (OCI), excluding POCI (Purchased or Originated Credit Impaired) that is currently impaired	31,288	31,237	31,288	30,318
POCI exposure (Purchased or Originated Credit Impaired) that is currently impaired	358	392	358	497
Customer guarantees and customer commitments granted classified in stage 3	1,578	1,409	1,578	941
Doubtful exposure of loans and advances to customers at fair value through profit or loss	10	8	10	11

Cost of credit	0.77%	0.90%	0.77%	1.28%
Underlying allowances for loan-loss provisions over the last 12 months	7,436	8,584	7,436	12,173
Allowances for loan-loss provisions over the last 12 months	7,436	8,584	7,436	12,431
Net capital gains and provisions impact in allowances for loan-loss provisions	—	—	—	-258
Average loans and advances to customers over the last 12 months	968,931	956,925	968,931	952,358

NPL ratio
	2021			2020
	%	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	Total risk	%	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	Total risk
Europe	3.12	19,822	636,123	3.34	20,272	606,997
Spain	5.77	12,758	221,100	6.23	13,796	221,341
United Kingdom	1.43	3,766	262,869	1.24	3,138	252,255
Portugal	3.44	1,442	41,941	3.89	1,584	40,693
Poland	3.61	1,210	33,497	4.74	1,496	31,578
North America	2.42	3,632	149,792	2.23	2,938	131,626
US	2.33	2,624	112,808	2.04	2,025	99,135
Mexico	2.73	1,009	36,984	2.81	913	32,476
South America	4.50	6,387	141,874	4.39	5,688	129,590
Brazil	4.88	4,182	85,702	4.59	3,429	74,712
Chile	4.43	1,838	41,479	4.79	2,051	42,826
Argentina	3.61	198	5,481	2.11	93	4,418
Digital Consumer Bank	2.13	2,490	116,989	2.17	2,525	116,381

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Alternative performance measures

Total coverage ratio
	2021			2020
	%	Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	%	Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted
Europe	49.4	9,800	19,822	50.3	10,199	20,272
Spain	52.2	6,660	12,758	47.1	6,495	13,796
United Kingdom	25.8	971	3,766	44.7	1,403	3,138
Portugal	71.7	1,033	1,442	66.5	1,053	1,584
Poland	73.9	895	1,210	70.7	1,058	1,496
North America	134.9	4,901	3,632	182.6	5,364	2,938
US	150.3	3,943	2,624	210.4	4,261	2,025
Mexico	95.0	958	1,009	120.8	1,103	913
South America	98.3	6,279	6,387	97.4	5,540	5,688
Brazil	111.2	4,651	4,182	113.2	3,880	3,429
Chile	63.3	1,164	1,838	61.4	1,260	2,051
Argentina	153.8	305	198	275.1	257	93
Digital Consumer Bank	107.8	2,684	2,490	113.3	2,862	2,525

Cost of credit
	2021			2020
	%	Underlying allowances for loan-loss provisions over the last 12 months	Average loans and advances to customers over the last 12 months	%	Underlying allowances for loan-loss provisions over the last 12 months	Average loans and advances to customers over the last 12 months
Europe	0.39	2,294	591,703	0.58	3,344	579,501
Spain	0.92	1,833	199,243	1.01	2,001	198,273
United Kingdom	-0.09	-245	258,636	0.27	677	255,038
Portugal	0.09	38	39,805	0.51	193	37,951
Poland	0.67	200	29,777	1.10	330	30,073
North America	0.93	1,210	130,635	2.92	3,917	134,187
US	0.43	419	97,917	2.86	2,937	102,662
Mexico	2.44	791	32,434	3.03	979	32,287
South America	2.60	3,251	125,089	3.32	3,924	118,138
Brazil	3.73	2,715	72,808	4.35	3,018	69,421
Chile	0.85	341	40,344	1.50	594	39,534
Argentina	3.01	140	4,667	5.93	226	3,813
Digital Consumer Bank	0.46	527	115,156	0.83	957	114,747

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Alternative performance measures
Other indicators
The market capitalization indicator provides information on the volume of tangible equity per share. The loan-to-deposit ratio (LTD) identifies the relationship between net customer loans and advances and customer deposits, assessing the proportion of loans and advances granted by the Group that are funded by customer deposits.
The Group also uses gross customer loan magnitudes excluding reverse repurchase agreements (repos) and customer deposits excluding repos. In order to analyze the evolution of the traditional commercial banking business of granting loans and capturing deposits, repos and reverse repos are excluded, as they are mainly treasury business products and highly volatile.

Ratio	Formula	Relevance of the metric
TNAV per share	Tangible book value [1]	This is a very commonly used ratio used to measure the company's accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company's tangible assets.
(Tangible equity net asset value per share)	Number of shares excluding treasury stock

Price / tangible book value per share (X)	Share price	This is one of the most commonly used ratios by market participants for the valuation of listed companies both in absolute terms and relative to other entities. This ratio measures the relationship between the price paid for a company and its accounting equity value.
TNAV per share

LTD ratio	Net loans and advances to customers	This is an indicator of the bank's liquidity. It measures the total (net) loans and advances to customers as a percentage of customer deposits.
(Loan-to-deposit)	Customer deposits

Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.

Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.

PAT + After tax fees paid to SAN (in Wealth Management & Insurance)	Net profit + fees paid from Santander Asset Management and Santander Insurance to Santander, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management & Insurance's total contribution to Grupo Santander profit.
(1) Tangible book value = Stockholders' equity - intangible assets

Others	Dec-21	Sep-21	Dec-21	Dec-20
TNAV (tangible book value) per share	4.12	3.99	4.12	3.79
Tangible book value	70,346	69,142	70,346	65,568
Number of shares excl. treasury stock (million)	17,063	17,331	17,063	17,312

Price / Tangible book value per share (X)	0.71	0.79	0.71	0.67
Share price (euros)	2.941	3.137	2.941	2.538
TNAV (tangible book value) per share	4.12	3.99	4.12	3.79

Loan-to-deposit ratio	106%	105%	106%	108%
Net loans and advances to customers	972,682	958,311	972,682	916,199
Customer deposits	918,344	909,034	918,344	849,310

	Q4'21	Q3'21	2021	2020
PAT + After tax fees paid to SAN (in WM&I) (Constant EUR million)	581	643	2,313	2,061
Profit after tax	219	299	943	841
Net fee income net of tax	362	345	1,370	1,220

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Alternative performance measures

Local currency measures
We make use of certain financial measures in local currency to help in the assessment of our ongoing operating performance. These non-IFRS financial measures include the results of operations of our subsidiary banks located outside the Eurozone, excluding the impact of foreign exchange. Because changes in foreign currency exchange rates do not have an operating impact on the results, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors.
The Group presents, at both the Group level as well as the business unit level, the real changes in the income statement as well as the changes excluding the exchange rate effect, as it considers the latter facilitates analysis, since it enables businesses movements to be identified without taking into account the impact of converting each local currency into euros.
Said variations, excluding the impact of exchange rate movements, are calculated by converting P&L lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for 2021 to all periods contemplated in the analysis.

The Group presents, at both the Group level as well as the business unit level, the changes in euros in the balance sheet as well as the changes excluding the exchange rate effect for loans and advances to customers excluding reverse repos and customer funds (which comprise deposits and mutual funds) excluding repos. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.
These changes excluding the impact of exchange rate movements are calculated by converting loans and advances to customers excluding reverse repos and customer funds excluding repos, into our presentation currency, the euro, applying the closing exchange rate on the last working day of December 2021 to all periods contemplated in the analysis.
The average and period-end exchange rates for the main currencies in which the Group operates are set out in the table below.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	2021	2020	Dec-21	Sep-21	Dec-20
US dollar	1.182	1.140	1.133	1.160	1.227
Pound sterling	0.859	0.889	0.840	0.858	0.898
Brazilian real	6.372	5.814	6.319	6.300	6.373
Mexican peso	23.980	24.364	23.152	23.826	24.438
Chilean peso	897.123	902.072	964.502	941.091	871.819
Argentine peso	112.383	79.555	116.302	114.500	103.159
Polish zloty	4.564	4.441	4.597	4.599	4.559

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Condensed consolidated financial statements

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
•CONSOLIDATED BALANCE SHEET
•CONSOLIDATED INCOME STATEMENT
NOTE:    The following financial information for 2021 and 2020 (attached herewith) corresponds to the condensed consolidated financial statements prepared in accordance with the International Financial Reporting Standards.

Condensed consolidated balance sheet
EUR million

ASSETS	Dec-21	Dec-20
Cash, cash balances at central banks and other deposits on demand	210,689	153,839
Financial assets held for trading	116,953	114,945
Non-trading financial assets mandatorily at fair value through profit or loss	5,536	4,486
Financial assets designated at fair value through profit or loss	15,957	48,717
Financial assets at fair value through other comprehensive income	108,038	120,953
Financial assets at amortized cost	1,037,898	958,378
Hedging derivatives	4,761	8,325
Changes in the fair value of hedged items in portfolio hedges of interest risk	410	1,980
Investments	7,525	7,622
Joint ventures entities	1,692	1,492
Associated entities	5,833	6,130
Assets under insurance or reinsurance contracts	283	261
Tangible assets	33,321	32,735
Property, plant and equipment	32,342	31,772
For own-use	13,259	13,213
Leased out under an operating lease	19,083	18,559
Investment property	979	963
Of which : Leased out under an operating lease	839	793
Intangible assets	16,584	15,908
Goodwill	12,713	12,471
Other intangible assets	3,871	3,437
Tax assets	25,196	24,586
Current tax assets	5,756	5,340
Deferred tax assets	19,440	19,246
Other assets	8,595	11,070
Insurance contracts linked to pensions	149	174
Inventories	6	5
Other	8,440	10,891
Non-current assets held for sale	4,089	4,445
TOTAL ASSETS	1,595,835	1,508,250

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Condensed consolidated financial statements

Condensed consolidated balance sheet
EUR million

LIABILITIES	Dec-21	Dec-20
Financial liabilities held for trading	79,469	81,167
Financial liabilities designated at fair value through profit or loss	32,733	48,038
Financial liabilities at amortized cost	1,349,169	1,248,188
Hedging derivatives	5,463	6,869
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	248	286
Liabilities under insurance or reinsurance contracts	770	910
Provisions	9,583	10,852
Pensions and other post-retirement obligations	3,185	3,976
Other long term employee benefits	1,242	1,751
Taxes and other legal contingencies	1,996	2,200
Contingent liabilities and commitments	733	700
Other provisions	2,427	2,225
Tax liabilities	8,649	8,282
Current tax liabilities	2,187	2,349
Deferred tax liabilities	6,462	5,933
Other liabilities	12,698	12,336
Liabilities associated with non-current assets held for sale	—	—
TOTAL LIABILITIES	1,498,782	1,416,928

EQUITY
Shareholders' equity	119,649	114,620
Capital	8,670	8,670
Called up paid capital	8,670	8,670
Unpaid capital which has been called up	—	—
Share premium	47,979	52,013
Equity instruments issued other than capital	658	627
Equity component of the compound financial instrument	—	—
Other equity instruments issued	658	627
Other equity	152	163
Accumulated retained earnings	60,273	65,583
Revaluation reserves	—	—
Other reserves	(4,477)	(3,596)
(-) Own shares	(894)	(69)
Profit attributable to shareholders of the parent	8,124	(8,771)
(-) Interim dividends	(836)	—
Other comprehensive income (loss)	(32,719)	(33,144)
Items not reclassified to profit or loss	(4,241)	(5,328)
Items that may be reclassified to profit or loss	(28,478)	(27,816)
Non-controlling interest	10,123	9,846
Other comprehensive income	(2,104)	(1,800)
Other items	12,227	11,646
TOTAL EQUITY	97,053	91,322
TOTAL LIABILITIES AND EQUITY	1,595,835	1,508,250

MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS
Loan commitments granted	262,737	241,230
Financial guarantees granted	10,758	12,377
Other commitments granted	75,733	64,538

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Condensed consolidated financial statements

Condensed consolidated income statement
EUR million

	2021	2020
Interest income	46,463	45,741
Financial assets at fair value through other comprehensive income	2,582	2,840
Financial assets at amortized cost	40,471	40,365
Other interest income	3,410	2,536
Interest expense	(13,093)	(13,747)
Interest income/ (charges)	33,370	31,994
Dividend income	513	391
Income from companies accounted for using the equity method	432	(96)
Commission income	13,812	13,024
Commission expense	(3,310)	(3,009)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	628	1,107
Financial assets at amortized cost	89	(31)
Other financial assets and liabilities	539	1,138
Gain or losses on financial assets and liabilities held for trading, net	1,141	3,211
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	1,141	3,211
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	132	82
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	132	82
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	270	(171)
Gain or losses from hedge accounting, net	(46)	51
Exchange differences, net	(562)	(2,093)
Other operating income	2,255	1,920
Other operating expenses	(2,442)	(2,342)
Income from assets under insurance and reinsurance contracts	1,516	1,452
Expenses from liabilities under insurance and reinsurance contracts	(1,305)	(1,242)
Total income	46,404	44,279
Administrative expenses	(18,659)	(18,320)
Staff costs	(11,216)	(10,783)
Other general and administrative expenses	(7,443)	(7,537)
Depreciation and amortization	(2,756)	(2,810)
Provisions or reversal of provisions, net	(2,814)	(2,378)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from changes	(7,407)	(12,382)
Financial assets at fair value through other comprehensive income	(19)	(19)
Financial assets at amortized cost	(7,388)	(12,363)
Impairment of investments in subsidiaries, joint ventures and associates, net	—	—
Impairment on non-financial assets, net	(231)	(10,416)
Tangible assets	(150)	(174)
Intangible assets	(71)	(10,242)
Others	(10)	—
Gain or losses on non financial assets and investments, net	53	114
Negative goodwill recognized in results	—	8
Gains or losses on non-current assets held for sale not classified as discontinued operations	(43)	(171)
Operating profit/(loss) before tax	14,547	(2,076)
Tax expense or income from continuing operations	(4,894)	(5,632)
Profit/(loss) for the period from continuing operations	9,653	(7,708)
Profit/( loss) after tax from discontinued operations	—	—
Profit/(loss) for the period	9,653	(7,708)
Profit attributable to non-controlling interests	1,529	1,063
Profit/(loss) attributable to the parent	8,124	(8,771)

Earnings/(losses) per share
Basic	0.438	(0.538)
Diluted	0.436	(0.538)

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Glossary

GLOSSARY
•Active customer: Those customers who comply with the minimum balance, income and/or transactionality requirements as defined according to the business area
•ADR: American Depositary Receipt
•ALCO: Assets and Liabilities Committee
•APIs: Application Programming Interface
•APM: Alternative Performance Measures
•bn: Billion
•bps: basis points
•CDI: CREST Depository Interest
•CET1: Core equity tier 1
•CIB: Corporate & Investment Banking
•CNMV: Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores)
•DCB: Digital Consumer Bank
•DGF: Deposit guarantee fund
•Digital customers: Every consumer of a commercial bank’s services who has logged on to their personal online banking and/or mobile banking in the last 30 days
•EBA: European Banking Authority
•ECB: European Central Bank
•EPS: Earnings per share
•ESG: Environmental, Social and Governance
•ESMA: European Securities and Markets Authority
•Fed: Federal Reserve
•Financially empowered people: People (unbanked, underbanked or financially vulnerable), who are given access to the financial system, receive tailored finance and increase their knowledge and resilience through financial education.
•FX: Foreign Exchange
•GDP: Gross Domestic Product
•ICO: Insitituto de Crédito Oficial (Official Credit Institution)
•IFRS 9: International Financial Reporting Standard 9, regarding financial instruments
•IMF: International Monetary Fund
•IPO: Initial Public Offering
•Loyal customers: Active customers who receive most of their financial services from the Group according to the commercial segment that they belong to. Various engaged customer levels have been defined taking profitability into account.
•LCR: Liquidity Coverage Ratio
•mn: Million
•NPLs: Non-performing loans
•NPS: Net Promoter Score
•PBT: Profit before tax
•POS: Point of Sale
•pp: percentage points
•PPI: Payment protection insurance
•Repos: Repurchase agreements
•RoA: Return on assets
•RoE: Return on equity
•RoRWA: Return on risk weighted assets
•RoTE: Return on tangible equity
•RWAs: Risk weighted assets
•SAM: Santander Asset Management
•SBNA: Santander Bank N.A.
•SCF: Santander Consumer Finance
•SCIB: Santander Corporate & Investment Banking
•SC USA: Santander Consumer USA
•SEC: Securities and Exchanges Commission
•SGP: Santander Global Platform
•SH USA: Santander Holdings USA, Inc.
•SMEs: Small and medium enterprises
•SRF: Single resolution fund
•TLAC: The total loss-absorption capacity requirement which is required to be met under the CRD V package
•TLTRO: Targeted longer-term refinancing operations
•TNAV: Tangible net asset value
•VaR: Value at Risk
•WM&I: Wealth Management & Insurance

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Important Information

IMPORTANT INFORMATION
Non-IFRS and alternative performance measures
This report contains, in addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). These financial measures that qualify as APMs and non-IFRS measures have been calculated with information from Santander Group; however those financial measures are not defined or detailed in the applicable financial reporting framework nor have been audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for our management and investors to compare operating performance between accounting periods, as these measures exclude items outside the ordinary course performance of our business, which are grouped in the “management adjustment” line and are further detailed in Section 3.2 of the Economic and Financial Review in our Directors’ Report included in our Annual Report on Form 20-F for the year ended 31 December 2020. Nonetheless, these APMs and non-IFRS measures should be considered supplemental information to, and are not meant to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. For further details on APMs and Non-IFRS Measures, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2020 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on 26 February 2021, as updated by the Form 6-K filed with the SEC on 14 April 2021 in order to reflect our new organizational and reporting structure, as well as the section “Alternative performance measures” of the annex to this Banco Santander, S.A. (“Santander”) Q4 2021 Financial Report, published as Inside Information on 2 February 2022. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this report, are non-IFRS measures.
The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.
Forward-looking statements
Banco Santander, S.A. (“Santander”) advises that this report contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. Found throughout this report, they include (but are not limited to) statements on our future business development, economic performance and shareholder remuneration policy. However, a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from our expectations. The following important factors, in addition to others discussed elsewhere in this report, could affect our future results and could cause materially different outcomes from those anticipated in forward-looking statements: (1) general economic or industry conditions of areas where we have significant operations or investments (such as a worse economic environment; higher volatility in the capital markets; inflation or deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the COVID-19 pandemic in the global economy); (2) exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices); (3) potential losses from early repayments on our loan and investment portfolio, declines in value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the United Kingdom, other European countries, Latin America and the US (5) changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements, especially in view of the UK exit of the European Union and increased regulation in response to financial crises; (6) our ability to integrate successfully our acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and (7) changes in our access to liquidity and funding on acceptable terms, in particular if resulting from credit spreads shifts or downgrade in credit ratings for the entire Group or significant subsidiaries.
Numerous factors could affect our future results and could cause those results deviating from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.
Forward-looking statements speak only as of the date of this report and are informed by the knowledge, information and views available on such date. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise.

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Important Information
No offer
The information contained in this report is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this report. No investment activity should be undertaken on the basis of the information contained in this report. In making this report available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.
Neither this report nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this report is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.
Historical performance is not indicative of future results
Statements about historical performance or accretion must not be construed to indicate that future performance, share price or results (including earnings per share) in any future period will necessarily match or exceed those of any prior period. Nothing in this report should be taken as a profit forecast.
Third Party Information
In particular, regarding the data provided by third parties, neither Santander, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Santander assumes no liability for any discrepancy.

This document is a translation of a document originally issued in Spanish. Should there be any discrepancies between the English and the Spanish versions, only the original Spanish version should be binding.

88	January - December 2021

Investor Relations

Ciudad Grupo Santander
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Avda de Cantabria s/n
28660 Boadilla del Monte
Madrid (España)
Tel: +34 91 259 65 14 / +34 91 259 65 20
Fax: 91 257 02 45
e-mail: investor@gruposantander.com

Legal Head Office:
Paseo Pereda 9-12, Santander (Spain)
Tel: +34 (942) 20 61 00

Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria s/n
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Santander

santander.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: 2 February 2022	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer